As filed with the Securities and Exchange Commission on May 10, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Soulgate Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

22/F, SCG Parkside, 868 Yinghua Road

Pudong New Area, Shanghai 201204

People’s Republic of China

+86 21-2613-5821

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary Shares, par value US$0.0001 per share(1)	US$100,000,000	US$10,910

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated             , 2021.

American Depositary Shares

Soulgate Inc.

Representing              Class A Ordinary Shares

We are selling              American depositary shares, or ADSs. Each ADS represents              of our Class A ordinary shares, par value US$0.0001 per share.

This is an initial public offering of American depositary shares, or ADSs, of Soulgate Inc. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS. We intend to apply for the listing of the ADSs on Nasdaq Global Market under the symbol “SSR.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our founder, chairwoman and chief executive officer, Ms. Lu Zhang, will beneficially own all of our issued Class B ordinary shares and will be able to exercise         % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

We have granted the underwriters a 30-day option to purchase up to an additional              ADSs from us at the initial public offering less the underwriting discounts and commissions.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16 for factors you should consider before buying the ADSs.

PRICE US$             PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2021.

MORGAN STANLEY	JEFFERIES	BofA Securities	CICC

The date of this prospectus is             , 2021.

Soul APP

To Build a “Soul”cial Metaverse for Young Generations

Embracing the Value and Experience of Building Genuine Connections

.

33.2mm
Monthly Active Users ●

24x
Avg. daily launches per DAU ●

40min
Avg. daily time spent ●

Soul

35%
MAUs created content
2.2MM avg. total daily posts ●

+109%
YoY growth of MAUs ●

38.0%
Avg. monthly DAUs / MAUs ●

62
Avg. daily 1-to-1 private msgs
~10.0BN msgs/month ●

● In March 2021
● In the twelve months ended 2020, adjusted for new adds in each month

#Create #Share #Explore #Connect

Until                , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions is these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated April 19, 2021 and prepared by iResearch, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “iResearch Report.”

Our Mission

Our mission is to build a “soul”cial metaverse.

Overview

The Origins of Soul

Identifying, building and maintaining genuine interpersonal connections are universal and indispensable human needs. While advancements in technology have brought us closer by eradicating physical barriers, paradoxically, they have also made us farther apart than ever by perpetuating and amplifying social inequities and pressures. Meanwhile, the complex scope of human emotions and genuine interpersonal connections have been reduced to one-dimensional digital functions: likes, comments, follows, reacts. Rather than expanding social circles, the social networking platforms today are simplified and diminished continuations of the physical dimension people reside in. While influencers and opinion leaders are given podiums to speak, most people do not get much attention and are wary of judgment, and are therefore reluctant to produce content on social media. We are forced to ask the question: is technology being used to contribute to interpersonal connection, or control it?

We created Soul as an innovative solution to address these issues that were plaguing the current paradigm of online social networking. Soul is a virtual social playground, where people can live in the moment, express themselves and draw inspiration from each other’s creativity. It is appearance-agnostic, interest-driven, decentralized and gamified. Our users, or “Soulers,” create brand new identities in our virtual universe to freely create, share, explore and connect, free of the pressure that often comes with the complex and delicate social relations in the physical world and forging the building blocks for a metaverse that defies the traditional boundaries of social networking and games. In March 2021, we had an average DAUs of 9.1 million. In 2019 and 2020, our average DAUs was 3.3 million and 5.9 million, respectively. We have especially attracted young generations in China, who are native to mobile internet and who therefore more palpably experience the loneliness technologies bring. In March 2021, 73.9% of our average DAUs were born in or after 1990.

What makes young people love Soul

Soul is a leading algorithm-driven online social playground in China in terms of MAUs in March 2021, with the highest number of average daily launches per DAU, as well as one of the highest average daily time-spent per DAU and Generation Z user percentages, according to the iResearch Report. We believe several distinct characteristics of Soul have made us a popular virtual social playground for the young generations of China:

•

Virtual identity. On Soul, no real identities of our users are displayed. Soulers design brand new identities in the form of avatars to portray their cyber personalities and showcase their talents. They are not required to disclose their real identities, locations or ages, creating a safe, stress-free and appearance-agnostic cyber community, away from the complex physical social network surrounding them. Our algorithms are also designed to discourage selfies and self-identifying posts, promising an immersive yet discreet cyber personal space.

•

Interest graph-based. We generate interest graphs for each Souler and travel them to different “planets” based on their passions to connect with other like-minded Soulers. See “Business—The Soul Experience—Profound heuristic self-discovery.” We accurately recommend to each Souler curated content and other Soulers with similar personalities, lifestyles and interests, enabling more in-depth interactions and more meaningful connections.

•

Decentralization. We employ a decentralized traffic distribution method to ensure that content created by every Souler is distributed equally across the community and receives similar amounts of reach and engagement. This cultivates a welcoming environment where every Souler has a voice on our app, thus encouraging them to continue engaging with the community and creating content.

•

Diverse, rich and authentic content. We have designed a variety of fun, powerful and creative tools for Soulers to create content, share day-to-day lives and express themselves in rich media formats, ranging from customized emojis to casual audio and video stories. Our interest graph-based content and decentralized distribution philosophy stimulate the rise of diverse categories and topics on our app. Soulers are more incentivized to interact with one another and socialize through each other’s content, creating a self-reinforcing cycle.

•

Gamified features. We create an engaging and immersive environment to streamline and encourage user interaction. Soulers are able to interact without the formality of adding each other as friends. Our users are also able to bond with each other through co-experiencing an array of gamified features across many scenarios and media formats, such as our extensive lens filter library, Soul Pets and Animated Partyrooms. The immersive co-experience serves as a stimulus to enhance and encourage more organic and meaningful interactions among Soulers to form deep connection. See “Business—The Soul Experience—Other gamified interactions.”

•

AI-empowered. We have developed powerful proprietary artificial intelligence and data analytics technologies to advance our content recognition and user labeling capabilities. We empower our platform and enhance user experience by intelligently and accurately curating desired content and connections for every Souler. Our robust AI-based content monitoring system ensures the safety of our users. These technologies work in tandem to create a wholesome and interactive environment for our virtual community to flourish.

•

Wholesome. We recognize that a safe, inclusive and wholesome environment is crucial to encouraging genuine interactions and forging deep connections. We deploy strong anti-harassment and anti-phishing mechanisms to combat unwelcomed behaviors on Soul. Our anti-harassment system and content monitoring capabilities help us preempt and filter out unpleasant messages.

What Soul has achieved so far

We believe that the following metrics demonstrate the outstanding levels of user growth and retention we have achieved in the Soul playground:

•

Growth. In March 2021, the numbers of our MAUs and average DAUs were 33.2 million and 9.1 million, respectively, representing a growth of 109.0% and 94.4% over the same period in 2020, respectively. In 2019 and 2020, our average MAUs were 11.5 million and 20.8 million, respectively. In 2019 and 2020, our average DAUs were 3.3 million and 5.9 million, respectively.

•

Time-spent. Users who used our mobile app in March 2021 spent an average of approximately 40 minutes on our mobile app per day, considerably more than almost all other non-instant messaging centric social networking mobile apps in China, according to the iResearch Report.

•

Retention. 56.4% of the users who used our mobile app in March 2021 were active at least 15 days during the month; these users on average maintained four dialogues per day and sent 68.3 private messages daily during the same month. 78.4% of the users who were active at least 15 days in December 2020 were still active at least 15 days in March 2021.

We have also built an engaging and interactive community.

•

Posts. In March 2021, 35.0% of our MAUs created content, representing one of the highest percentages among social networking mobile apps in China, according to the iResearch Report; in March 2021, each of those who created content on average generated 5.9 new posts a month, creating a total of 67.8 million new posts in the same month.

•	Interactions. In March 2021, posts on Soul received an aggregate of 574 million responses. In the same month, 89.1% of our MAUs interacted with other Soulers on our mobile app.

•

Messages. In March 2021, on average 57.1% of our DAUs engaged in private messaging with an average of 62.0 one-to-one messages per day, creating 10.0 billion monthly one-to-one messages on our mobile app.

•

Spending. In 2019 and 2020, our numbers of average monthly paying users were 268.9 thousand and 929.3 thousand, respectively, and our average monthly revenues per paying user were RMB21.9 and RMB43.5, respectively. In March 2021, our number of paying users was 1.7 million.

We are in the early stage of monetization but have experienced strong growth in revenues. We primarily generate our revenues from value-added services such as virtual items and membership subscriptions on the Soul app. See “Business—The Soul Experience—Soul Coin.” Our revenues increased by 604.3% from RMB70.7 million in 2019 to RMB498.0 million (US$76.3 million) in 2020. Our revenues increased by 259.8% from RMB66.2 million for the three months ended March 31, 2020 to RMB238.2 million (US$36.4 million) for the same period in 2021. We recorded a net loss of RMB488.1 million (US$74.8 million) in 2020, compared to a net loss of RMB299.5 million in 2019. We recorded net losses of RMB52.8 million and RMB382.5 million (US$58.4 million) for the three months ended March 31, 2020 and 2021, respectively.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths:

•	leading algorithm-driven social networking platform with large young user base;

•	a tightly-knit and fast-growing community keen to create, share, explore and connect;

•	gamified and immersive social experience;

•	proprietary technologies fueling user growth;

•	cohesive community of high commercial value; and

•	pioneering and visionary management team dedicated to our users.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•	further expand user base;

•	effectively connect our users;

•	enhance value of our content;

•	continue to invest and innovate in technologies;

•	strengthen monetization capabilities; and

•	pursue strategic partnerships, acquisitions and investment opportunities.

Our Industry

According to the iResearch Report, China has a massive mobile internet user population of 986.0 million as of December 31, 2020, amid the intensified transformation of China’s digital economy and the continuous development of mobile technologies such as 5G telecommunications. Mobile social networking has become a crucial part of China’s mobile internet users’ daily lives, with a penetration of 90.3% in 2020, according to the iResearch Report. Based on the same source, China had the world’s largest mobile social networking market in terms of number of users in 2020 with 890.1 million users, which is expected to grow to 1,060.3 million users in 2024, and the size of China’s mobile social networking market reached RMB116.2 billion in 2020, which is expected to grow at a CAGR of 18.9% from 2020 to 2024, reaching RMB232.2 billion in 2024.

The composition of China’s mobile social networking market mainly consists of revenue from value-added services, or VAS, such as virtual items and membership subscriptions, and revenue from advertising services. According to the iResearch Report, revenues from VAS and advertising contributed 33.5% and 62.9% of the overall mobile social networking market in China in 2020, respectively. It is expected that revenue contribution from VAS will reach 38.7% of the total mobile social networking market in 2024.

According to the iResearch Report, China is the pioneer in developing new forms of online social networking platforms. After more than two decades of development, distinct online social networks with different functionalities and visions have emerged in China, from communication and information exchange tools to mobile-orientated platforms with multi-dimensional interactive features and media formats.

Generation Z is a key driving force of the evolution of China’s mobile social networking industry, with a total mobile internet user base of 324.9 million and a mobile social networking user base of 324.1 million in 2020, representing a penetration rate of 99.8%, according to the iResearch Report. China’s Generation Z mobile social networking market reached RMB64.8 billion in 2020 and is expected to grow at a CAGR of 22.2% from 2020 to RMB144.4 billion in 2024, faster than the growth of the overall mobile social networking market in China. The percentage of revenue in the mobile social networking market generated by Generation Z is expected to grow from 55.8% in 2020 to 62.2% in 2024.

Social networking is a universal need across cultures and age groups. There are large populations of young generations across the world with high mobile and online payment penetration rates. As many teenagers and young adults have strong desires to express their aspirations via various content formats, an interactive, open and interest-based social networking platform will serve their needs and are well positioned to tap into these markets.

According to the iResearch Report, the global mobile social networking market, including companies such as Facebook, Twitter, Snap and Pinterest, reached RMB828.8 billion in 2020 and is expected to grow at a CAGR of 14.6% from 2020 to RMB1,431.4 billion in 2024. The total user base of the global mobile social networking market reached 3.4 billion in 2020, and is expected to grow at a CAGR of 5.0% from 2020 to 4.1 billion in 2024.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	If we fail to retain our existing users or further grow our user base, or if our user engagement declines, our business and operating results may be materially and adversely affected;

•

Our business depends on our users continually finding interesting content, which in turn depends on the content generated and contributed by our users. If our users cannot create quality content at a consistent rate, we may not be able to attract and retain users to remain competitive;

•	We have a limited operating history, and we may not be able to sustain our historical growth, effectively manage our growth, control our costs and expenses, or implement our business strategies;

•	Our brand image, business and results of operations may be adversely impacted by user misconduct and misuse of our products and services;

•

Content posted or displayed in our community may be found to be objectionable in China and elsewhere and international regulatory authorities and may subject us to penalties and other severe consequences;

•

We were penalized in the past for allowing minors to access content prohibited to be consumed by minors by relevant PRC regulations on our mobile app. Our continued compliance efforts may prove costly or ineffective, and any regulatory non-compliance or negative incident in this regard may materially and adversely affect our reputation, business, financial condition and results of operations;

•

Our business is subject to the complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business;

•

The mobile social networking industry is an evolving, dynamic and competitive market, and we operate in an emerging space in this market, which makes it difficult to evaluate our future prospects. Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively;

•

If we fail to attract and retain quality users or our mobile app fails to effectively recommend suitable users, our user retention and engagement may decline, and our business and results of operations could be materially and adversely affected; and

•	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control; and

•	Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations;

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;

•

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects; and

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Relating to Our ADSs and This Offering

In addition to the risks and uncertainties described above, we are subject to risks relating to our ADSs and this offering, including, but not limited to, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all;

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs; and

•

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

Corporate History and Structure

We set up Shanghai Soulgate Technology Co., Ltd., or our VIE, in June 2015. We launched our mobile app in November 2016.

Our holding company, Soulgate Inc., was incorporated in May 2017. Soulgate Inc. then established a wholly owned subsidiary in Hong Kong, Soulgate Hongkong Limited, in May 2017. In August 2017, Soulgate Hongkong Limited established a wholly owned subsidiary in China, Shanghai Soul Technology Co., Ltd., or our WFOE. In August 2017, we gained control over our VIE through our WFOE by entering into a series of contractual arrangements with our VIE and its shareholders. In September 2019, Soulgate Inc. established another wholly owned subsidiary in Hong Kong, Soulgate Egg Holdings Limited, for the purpose of expanding our business to markets outside of China. Two wholly owned subsidiaries of our VIE in China, Shanghai Huxingren Information Technology Co., Ltd. and Nanjing Huxingren Technology Co., Ltd., were established in October and December 2020, respectively.

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

Note:

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their overallotment option. Voting power percentage of a person is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Our Memorandum and Articles of Association.”

(3)

Shareholders of our VIE and their respective shareholdings in our VIE and relationships with our company are (i) Ms. Lu Zhang (84.0%), our founder, chairwoman and chief executive officer; (ii) Beijing Mingjun Investment Management Co., Ltd. (4.9%), a company incorporated in the PRC and an affiliate of Mingjun Capital Limited, which is a holder of our ordinary shares; (iii) Shanghai Jianming Enterprise Management Co., Ltd. (4.8%), a company incorporated in the PRC and an affiliate of J&M Capital Limited, which is a holder of our ordinary shares; (iv) Zhuanlian Technology (Shenzhen) Co., Ltd. (3.5%), a company incorporated in the PRC and an affiliate of Ventek Limited, which is a holder of our ordinary shares; and (v) Shanghai Moliang Chuangye Investment Center (Limited Partnership) (2.8%), a limited partnership organized in the PRC and managed by MFUND, L.P., which is a holder of our preferred shares. See “Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our VIE may have actual or potential conflicts of interest with us.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the

Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

[Implication of Being a Controlled Company

Upon the completion of this offering, our founder, chairwoman and chief executive officer, Ms. Lu Zhang, will beneficially own         % of our total issued and outstanding ordinary shares, representing         % of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or         % of our total issued and outstanding ordinary shares, representing         % of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Ms. Zhang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.]

Corporate Information

Our principal executive offices are located at 22/F, SCG Parkside, 868 Yinghua Road, Pudong New Area, Shanghai 201204, People’s Republic of China. Our telephone number at this address is + 86 21 2613 5821. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.soulapp.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents Class A ordinary shares;

•	“average DAUs” in a given period are to the result of dividing the sum of DAUs in each day of the given period by the number of days in the given period;

•	“average MAUs” in a given period are to the result of dividing the sum of MAUs in each month of the given period by the number of months in the given period;

•	“average monthly paying users” in a given period are to the sum of the number of paying users for each month in such period divided by the number of months in such period;

•

“average monthly revenues generated per paying user” in a given period are to the result calculated by dividing revenues generated from paying users in such period by the sum of the number of paying users for each month in such period;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•

“DAU” are to the number of user accounts, including both paying and non-paying users, that logged in to our mobile app in a given day at least once. We treat each user account as a distinct user when calculating DAU, although it is possible that some users may use more than one user account and multiple users may share one user account to access our mobile app;

•	“Generation Z” are to the population born between the years 1990 and 2009;

•

“MAU” are to the number of user accounts, including both paying and non-paying users, that logged in to our mobile app in a given month at least once. We treat each user account as a distinct user when calculating MAU, although it is possible that some users may use more than one user account and multiple users may share one user account to access our mobile app;

•	“our WFOE” are to Shanghai Soul Technology Co., Ltd.;

•	“paying users” in a given period are to user accounts who paid for our value-added services at least once during such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“Soul,” “we,” “us,” “our company” and “our” are to Soulgate Inc., our Cayman Islands holding company, its subsidiaries and our VIE and its subsidiaries;

•	“users” or “Soulers” are to user accounts that have registered with our mobile app;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“VIE” are to variable interest entity, and “our VIE” are to Shanghai Soulgate Technology Co., Ltd.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to              additional ADSs representing              Class A ordinary shares from us. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at the end of the applicable period, that is, RMB6.5250 to US$1.0000, the exchange rate in effect as of December 31, 2020, or RMB6.5518 to US$1.0000, the exchange rate in effect as of March 31, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs) and Class B ordinary shares.

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public

offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (1) research and development to enhance our product offerings and services, investment in technology and development, artificial intelligent technology and big data capacity in particular, (2) marketing activities to fuel user growth, and (3) general corporate purposes. See “Use of Proceeds” for more information.

Lock-up	We [and each of our officers, directors, existing shareholders, and holders of our outstanding share incentive awards] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We intend to apply to have the ADSs listed on the Nasdaq Global Market under the symbol “SSR.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2021.

Depositary	The Bank of New York Mellon.

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based on 151,918,420 issued and outstanding ordinary shares as of the date of this prospectus (including 116,104,370 Class A ordinary shares and 35,814,050 Class B ordinary shares);

•	includes Class A ordinary shares represented by ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•

excludes Class A ordinary shares issuable upon exercise of our outstanding options and additional Class A ordinary shares reserved for future issuances upon exercise of options to be granted under our 2017 Share Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive loss and cash flows data for the years ended December 31, 2019 and 2020, and summary consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss and cash flows data for the three months ended March 31, 2020 and 2021, and summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Summary Consolidated Statements of Comprehensive Loss:
Revenues	70,707	498,013	76,324	66,211	238,246	36,363
Cost and expenses
Cost of revenues	(36,214)	(95,489)	(14,634)	(17,148)	(34,125)	(5,208)
Selling and marketing expenses	(204,516)	(621,234)	(95,208)	(54,835)	(470,868)	(71,868)
Technology and development expenses	(95,823)	(180,556)	(27,671)	(34,242)	(81,590)	(12,453)
General and administrative expenses	(35,727)	(89,625)	(13,736)	(13,165)	(34,225)	(5,224)

Total cost and expenses(1)	(372,280)	(986,904)	(151,250)	(119,390)	(620,808)	(94,754)

Operating loss	(301,573)	(488,891)	(74,926)	(53,179)	(382,561)	(58,390)

Gains on sales of short-term investments	1,074	180	28	180	—	—
Interest income	953	570	87	218	51	8
Loss before income taxes	(299,546)	(488,141)	(74,811)	(52,781)	(382,511)	(58,383)

Income tax expense	—	—	—	—	—	—
Net loss	(299,546)	(488,141)	(74,811)	(52,781)	(382,511)	(58,383)
Accretion and modification of Redeemable Convertible Preferred Shares	(49,156)	(112,727)	(17,276)	(12,372)	(27,066)	(4,131)

Net loss attributable to ordinary shareholders	(348,703)	(600,868)	(92,087)	(65,153)	(409,576)	(62,514)

Net loss per ordinary share
Basic and diluted	(5.22)	(9.10)	(1.39)	(0.97)	(6.24)	(0.95)

Weighted average number of shares outstanding used in computing net loss per ordinary share
Basic and diluted	66,842,764	66,063,941	66,063,941	66,842,764	65,612,156	65,612,156

Notes:
(1)	Share-based compensation expenses were allocated as follows during the indicated periods:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,342	3,003	460	893	1,164	178
Selling and marketing expenses	170	519	80	168	319	49
Technology and development expenses	4,186	11,020	1,689	2,567	4,046	618
General and administrative expenses	731	6,604	1,012	1,039	2,057	314

Total	6,429	21,146	3,241	4,668	7,586	1,158

The following table presents our summary consolidated balance sheets data as of December 31, 2019 and 2020 and as of March 31, 2021:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	41,205	626,031	95,943	475,392	72,559
Short-term investments	50,029	—	—	—	—
Prepayments and other current assets	29,976	53,474	8,195	79,075	12,069
Total current assets	121,210	691,305	105,947	571,805	87,274
Total assets	123,708	701,312	107,481	583,989	89,134
Deferred revenue	12,319	34,516	5,290	42,103	6,426
Accrued expenses and other current liabilities	50,551	284,093	43,539	532,515	81,278
Total liabilities	62,871	319,588	48,979	575,603	87,854
Total mezzanine equity	688,671	1,622,714	248,692	1,661,373	253,575
Total shareholders’ deficit	(627,833)	(1,240,991)	(190,190)	(1,652,988)	(252,295)

The following table presents our summary consolidated cash flows data for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used in operating activities	(284,262)	(244,788)	(37,515)	(24,991)	(152,567)	(23,286)
Net cash (used in)/provided by investing activities	(51,410)	42,143	6,459	50,098	1,288	197
Net cash (used in)/provided by financing activities	(8,711)	848,910	130,101	—	(1,042)	(159)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8,725)	(61,440)	(9,416)	46	1,682	257

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (decrease)/increase in cash and cash equivalents	(353,108)	584,826	89,628	25,153	(150,639)	(22,992)
Cash and cash equivalents at the beginning of the year/period	394,314	41,205	6,315	41,205	626,031	95,551
Cash and cash equivalents at the end of the year/period	41,205	626,031	95,943	66,358	475,392	72,559

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

If we fail to retain our existing users or further grow our user base, or if our user engagement declines, our business and operating results may be materially and adversely affected.

Our ability to maintain and grow our user base while keeping our users highly engaged is critical to the continued success and growth of our business. Since our inception in 2016, we have been striving to create a trusted community and develop more diversified functionalities and features to attract new users while keeping our existing users engaged. To maintain and improve the level of engagement of our users and expand our user base, we must continue to innovate our services, respond promptly to evolving user preferences, implement new technologies, curate interesting content, and stimulate interactions in our community, all of which will require us to incur substantial costs and expenses. If such costs and expenses fail to effectively translate into larger user base and improved user engagement, we may not be able to achieve all these goals and our results of operations may be materially and adversely affected.

If we are not successful in our efforts to retain or grow our user base or maintain or enhance the engagement level of our users, our monetization opportunities may suffer, which may in turn have a material and adverse effect on our business, financial condition and results of operations. If we fail to convert users into paying users, or if the number of our paying users declines, our revenues may decline and our results of operations may be materially and adversely affected.

In particular, there is no assurance that our community will be able to remain popular within our user communities. A number of factors could negatively affect user retention, growth and engagement, such as:

•	failure to provide new functionalities and features that are attractive to users;

•	changes of service patterns or protocols that are required by, or that we elect to make to stay compliant with, legislation, regulations or government policies;

•

failure to combat spam on or inappropriate or abusive use of our products and services, which may lead to declined user trust in us, negative publicity about us and our brand or even cause us to incur legal liabilities;

•	failure to protect our brand reputation;

•	failure of our algorithms in curating content and generating user recommendations;

•	failure to address user concerns related to privacy and communication, safety, security or other factors; and

•	failure to successfully compete with existing competitors or new market entrants.

Our business depends on our users continually finding interesting content which in turn depends on the content generated and contributed by our users. If our users cannot create quality content at a consistent rate, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to drive user engagement. To attract and retain users and compete against our competitors, we must ensure that the content featured in our community is of high quality and appealing to our users. The content featured in our community is generated by Soulers for other Soulers to explore and experience. Each Souler has a unique Souler Space where she or he posts content ranging from text to photos, from sound clips to videos. Soulers may come to our Soul Square to read other Soulers’ posts and experience their lives through the content they post. We offer a Recommend tab and Discover tab to help users find the content and Soulers they are interested in via a guided or self-discovery approach. In addition, we provide versatile post editing tools to empower Soulers in expressing themselves in a more personal and lively manner, thereby generating more interesting content. If our users cease to contribute content or contribute content at a slower rate, their uploaded content fails to attract or retain our users, or we fail to adequately support our users in their content creation and discovery efforts, our user experience may be adversely affected and we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

We have a limited operating history, and we may not be able to sustain our historical growth, effectively manage our growth, control our costs and expenses, or implement our business strategies.

We have experienced rapid growth in our business and operations since our inception in 2016, which places significant demands on our management, operational and financial resources. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, feature and service development, sales and marketing, technology and general and administrative capabilities.

Many aspects of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continual development of the industry in which we operate. The market for our services is rapidly developing and is subject to significant challenges. Our business relies upon our ability to create a vibrant and interactive community addressing our users’ need for forging genuine interpersonal connections and to successfully monetize our user base, which would increase revenues from various sources. Our historical level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to further expand our user base, effectively connect our users, enhance the value of our content, continue to invest and innovate in technologies, strengthen monetization capabilities and pursue strategic partnerships, acquisitions and investment opportunities. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We expect our costs and expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features and services that may entail more complexity. In addition, our cost and expenses, such as our technology and development expenses, selling and marketing expenses and general and administrative expenses, have been increasing rapidly as we expanded our business, and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and paying users, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability. If we fail to achieve the necessary level of efficiency in our operation as it grows, our business, operating results and financial condition could be harmed.

Our brand image, business and results of operations may be adversely impacted by user misconduct and misuse of our products and services.

Our community allows users to communicate with other users and engage in various social networking activities. In China, we require all users to complete account registrations using their mobile phone numbers, and the users with PRC mobile phone numbers have completed real-name registration in accordance with PRC law.

In countries other than China, our users are required to complete account registrations using their phone numbers; but they are not required to complete real-name registration or verify their personal information when registering with us. In addition, since we have limited control over real-time and offline behavior of our users, our products and services may still be misused by our users for inappropriate or illegal purposes.

We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our services, including inappropriate user profiles, messages, audio and video content. We may be required by relevant governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to regulatory investigation or other governmental proceedings. Despite our detection and filtering efforts, we may not be able to identify every incident of inappropriate content or illegal or fraudulent activities, or prevent all such content from being further disseminated or prohibit such activities from occurring. Much of the video and audio communications in our community are conducted in real time, we cannot filter all the content generated by our users as they appear. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or engage in unethical or illegal activities via our products and services.

If user misconduct and misuse of our products and services for inappropriate or illegal purposes occur in our community, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other claims based on the nature and content of the information delivered on or otherwise accessed through our community. In response to allegations of illegal or inappropriate activities conducted through our community, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some or all of our features and services. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by contacts initiated on our products and services. Our business and public perception of our brand may be materially and adversely affected if we do face civil lawsuits or other liabilities initiated by such affected users. Defending any actions brought by such affected users could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Content posted or displayed in our community may be found to be objectionable by regulatory authorities in China and elsewhere and may subject us to penalties and other severe consequences.

The PRC government has adopted laws and regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. In international markets where we operate, we are also subject to local laws, regulations, policies and government decrees related to online content dissemination and censorship, which we may not be able to comply with consistently. The liabilities and penalties resulting from such non-compliance may materially and adversely damage our business and results of operations.

On December 15, 2019, the Cyberspace Administration of China, or the CAC, released the Provisions on Ecological Governance of Network Information Content, or PEGNIC, which came into force on March 1, 2020. The PEGNIC is one of the latest regulations governing the distribution of information over the internet and wireless telecommunications networks in which it classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take relevant measures to prevent and resist the production and distribution of undesirable information. PEGNIC further clarifies the duties owed by the internet content providers in preventing the display of content that against the PEGNIC, such as obligations to improve the systems for users registration, accounts management, information release review, follow-up comments review, websites ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.

We have designed and implemented procedures to moderate content, including maintenance of a library of keywords to be blocked, in order to comply with applicable laws, regulations, rules and policies. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and our keyword library may not be always timely updated to capture all violating content, especially in live chats. If any of the content posted or displayed in our community is deemed by the PRC government or any international regulatory authority to violate any content restrictions, we may not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Regulatory authorities in China and elsewhere may conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in relevant jurisdictions. Moreover, complying with relevant regulatory requirements may result in limitation to our scope of service, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove potentially offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party’s legal rights and interests such as intellectual property rights which may subject us to the aforementioned legal consequences and potential claims from third parties. Even if we manage to identify and remove offensive content, we may still be held liable.

We were penalized in the past for allowing minors to access content prohibited to be consumed by minors by relevant PRC regulations on our mobile app. Our continued compliance efforts may prove costly or ineffective, and any regulatory non-compliance or negative incident in this regard may materially and adversely affect our reputation, business, financial condition and results of operations.

According to the Minors Protection Law latest amended in October 2020, it is illegal to produce, reproduce, publish, release and disseminate books, newspapers and periodicals, films, radio and television programs, stage art works, audio-visual products, electronic publications or network information that promote obscenity, eroticism, violence, cults, superstitions, gambling, suicide seduction, terrorism, separatism and extremism and other content are harmful to the physical and mental health of minors. According to The Provisions on the Administration of Programs for Minors issued by the National Radio and Television Administration, or NRTA, which came in effect on April 30, 2019, online audio-visual program service providers and program producers shall produce and disseminate programs for minors based on the physical and mental development status of the minors at different ages, and there should be images or sounds that prompt such programs.

In June 2019, as part of an industry-wide campaign against illegal activities and inappropriate content on online audio and entertainment platforms, the downloading services of our mobile app were ordered by relevant governmental authorities to be temporarily suspended by all app stores due to inadequacies in our measures to protect minors by restricting their access to certain content on our mobile app. In July 2019, we submitted a report to the relevant governmental authorities with proofs of the improvements we had made in our minor protection measures, and our mobile app was subsequently allowed to become available for downloading in all app stores in early September 2019. During such temporary suspension, we were allowed to maintain normal operations of our mobile app that had been already installed by our existing users on their mobile devices and were required to adopt enhanced measures to improve our content monitoring and minor protection scheme. During the temporary suspension, our MAUs, DAUs, growth of MAUs and growth of DAUs decreased. As of the date of this prospectus, no governmental authorities have challenged our remedial measures with respect to minor protection, and we therefore believe that our remedial measures have been effective so far.

To continue to comply with minor protection laws and regulations in the PRC, we have implemented various measures since the temporary suspension of our app store downloading services in June 2019, which include ceasing account registrations for users under the age of 18 based on their own confirmation, publishing a minor-only version of our mobile app, having dedicated personnel monitor content viewable in the minor-only version of the mobile app on a 24/7 basis, and ensuring that minors can only use the minor-only version of our mobile app and be recommended Soulers who are also minors. These efforts may not be sufficient to prevent minors from using the non-minor version of our mobile app and accessing prohibited content thereon, as we currently do not have a way to verify the age of our users in each case. Our continued regulatory compliance efforts in this regard may not be successful and may be costly, as they may divert a significant amount of management time and financial resources. If non-compliance with PRC minor protection laws and regulations occurs again in the future or if the PRC government undertakes further actions against our mobile app, our users may lose trust in us and our reputation may be seriously harmed, our mobile app may again be suspended from all app stores for an indefinite time, and we may be subject to other penalties and heightened regulatory scrutiny in the PRC, thereby having a material and adverse effect on our business, financial condition and business prospects.

Due to the uncertainty of the evolving regulatory regime in the PRC, we may be subject to tightened implementation of applicable regulations in the future and additional restrictive measures may be imposed upon our mobile app. Such evolving changes in regulatory regime may adversely affect our results of operations. Accordingly, we may be required to change our business strategies, substantially change the functions of our products, impose restrictions on user behaviors and content creation, or adjust our monetization methods. Also, we cannot assure you that our new products or features will meet the requirements of governmental authorities in China in a timely manner, or at all.

Our business is subject to the complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of value-added telecommunications services, internet advertising business, user privacy protection, foreign exchange and taxation. See also “Regulation.” The introduction of new services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC.

These laws and regulations are continually evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate and any new jurisdiction into which we enter. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and in different jurisdictions, and inconsistently with our current policies and practices. These laws and regulations may be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development of new services, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical business operations, or demands or orders that we modify or cease existing business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide our services could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected.

As our international operations continue to expand, we face significant challenges to ensure the content and communications on our mobile app are in compliance with various local jurisdictions’ regulatory frameworks and social environment, many of which could be substantially different from those of China and each other due to differences in, among others, legal systems, political environment, culture and religion. Such differences may impose more stringent requirements and restrictions on the content we present outside of China. Our experience gained from our operations in China may not apply to our overseas operations. In addition, the regulatory framework for social networking services is still developing and remains uncertain in many countries where we offer our services. New laws and regulations may also be adopted from time to time to address new issues that come to the attention of local government authorities. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and any future laws and regulations governing our business activities in these areas. In addition, we may be required to impose more stringent content monitoring measures, be in compliance with relevant content regulatory regimes, obtain relevant licenses or permits or renew or expand the coverage of our existing licenses, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make any necessary filings applicable in the future, or comply with other relevant regulatory requirements. If we fail to obtain, hold or maintain any of the required licenses or permits or make necessary filings on time or at all, or fail to comply with other regulatory requirements, we may be subject to various penalties. Cultural differences may also pose additional challenges to our efforts in content control. Therefore, such different and possibly more stringent regulatory and cultural environments may increase the risk exposure to our daily operations in foreign jurisdictions.

Due to the uncertainties in the regulatory environment of the industry in which we operate, there can be no assurance that we would be able to maintain our existing approvals, permits and licenses, obtain any new approvals, permits and licenses, or comply with other regulatory requirements if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations. See also “—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

The mobile social networking industry is an evolving, dynamic and competitive market, and we operate in an emerging space in this market, which makes it difficult to evaluate our future prospects. Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

The market for mobile social networking platforms is constantly evolving, highly dynamic and competitive, and we operate in an emerging space within this market. The mobile social networking industry and the specific market where we operate may not develop as expected. Our users, paying users and business partners may not fully understand the value of our services, and potential new users, paying users and business partners may have difficulty distinguishing our services from those of our competitors. Convincing potential users, paying users and business partners of the value of our services is critical to the growth of our user base and the success of our business.

We launched our mobile app in November 2016, and our relatively short operating history makes it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in the developing and rapidly evolving market where we operate. These risks and challenges relate to, among other things:

•	the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions;

•	our ability to develop and deploy diversified and unique features and services for our users;

•	our ability to hire, retain and motivate talented employees and attract management talents that are compatible with our business expansion;

•	decreasing user spending, decreasing user engagement, increasing competition, and declining growth of our overall market or industry;

•	our ability to increase the number of users;

•	our ability to expand into new markets that are amenable to our business model;

•	our ability to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage and expanded user base;

•	the ability of our users to generate engaging content on our mobile app;

•	our ability to develop or implement strategic initiatives to monetize our business;

•

our ability to successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services; and

•	our ability to defend ourselves against litigation and/or claims relating to regulatory compliance, intellectual property, privacy or other matters.

If we fail to educate potential users, paying users and business partners about the value of our services, if the market for our mobile app does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

If we fail to attract and retain quality users or our mobile app fails to effectively recommend suitable users, our user retention and engagement may decline, and our business and results of operations could be materially and adversely affected.

The size and engagement level of our user base as well as the quality of the content offered on our mobile app are critical to our success and are closely linked to the quality of users and the ability of our mobile app to recommend Soulers suitable for each user based on interest graph. Because we target user demographics that are looking for profound interpersonal relationships, if our users cannot find enough quality users who share their interest or are otherwise suitable conversation partners or content that piques their interest, or if our mobile app fails to recommend Soulers that meet the needs and interests of our users in sufficient numbers, or at all, our users may spend less and less time on our mobile app or leave our mobile app all together with their social needs unmet. In addition, if our existing Soulers produce less content, or their content starts to be less appealing to other users, or Soulers otherwise become less active on our mobile app for whatever reason, we may experience a decline in user traffic and engagement. If our user retention and engagement decline as a result of any of the aforementioned factors, our results of operations, financial conditions and results of operation may be materially and adversely impacted.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by various governmental authorities in China, and such governmental authorities include the CAC, The Ministry of Commerce of the People’s Republic of China, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, the Ministry of Culture and Tourism, or the MCT, the NRTA, and the corresponding local regulatory authorities. Such governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relate to our operations, such as provision of internet information, sales of internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

As of the date of this prospectus, we have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations, and we cannot assure the scope of our acquired approvals, licenses and permits is adequate. For example, we cannot assure the authorized scope of our value-added telecommunication service license concerning the internet information service, or ICP license, is sufficient for our current business. See also “Regulation—Regulations Relating to Value-added Telecommunication Services”. If we were found to be in violation of any PRC laws or regulations due to the insufficient scope of our ICP license, we may be subject to fines, confiscation of illegal gains, termination of our license or suspension of our services or other penalties, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, we allow our users to record, post and share short videos on our mobile app. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our mobile app in China, and we may not be eligible to apply for the Audio-Visual License as the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, then our failure to obtain the Audio-visual License may result in fines or other penalties being imposed on us or forbid us from performing our current or future business, which may materially and adversely affect our business, financial conditions and results of operations.

As of the date of this prospectus, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any licenses or permits for our business operations in the past, including due to the defects in our ICP license or our lack of the Audio-Visual License. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain, maintain or renew all the required licenses or permits or make all the necessary filings in the future. In particular, as part of our continuous efforts to expand our business scope and explore innovative business models, we cannot guarantee that such strategies and measures will not be challenged under PRC laws and regulations and if so, relevant PRC government authorities may issue warnings, order us to rectify our violating operations and impose fines on us. In the case of serious violations as determined by relevant authorities at their discretion, they may ban the violating operations, seize our equipment in connection with such operations, impose a fine or revoke the license, which may materially and adversely affect our business. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully maintain and increase the number of paying users and average monthly revenues generated per paying user on our mobile app, which may materially and adversely affect our business operation and financial results.

Our revenues and results of operation depends on our ability to monetize, to convert more users to paying users and to increase the spending of our paying users. Whether we can increase the number of paying users and average monthly revenues generated per paying user depends on many factors, and many of them are out of our control. For example, our users may be unwilling to pay for our services, we may fail to develop new services that are attractive enough to our existing paying users for them to pay, our paying users may have less disposable income as they need to meet financial obligations elsewhere, our paying users may no longer find our existing value-added services attractive or useful enough to purchase, and overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our mobile app. We expect that our business will continue to be significantly dependent on revenue collected from paying users in the near future. Any decline in the number of paying users or average monthly revenues generated per paying user may materially and adversely affect our results of operations.

We have incurred significant net losses since our inception and we may continue to experience significant net losses in the future.

We recorded net losses of RMB299.5 million, RMB488.1 million (US$74.8 million) and RMB382.5 million (US$58.4 million) in 2019, 2020 and the three months ended March 31, 2021, respectively. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, such as the continual development of the industry and markets in which we operate, changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner. We also expect our costs and expenses to increase on an absolute basis due to our continued investment in services, technology and development and our continued sales and marketing initiatives. If we cannot successfully offset our increased costs and expenses with a significant increase in total revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the future. We have been rapidly increasing our sales and marketing expenses in recent periods. It may become increasingly expensive in the future for us to acquire user traffic through third-party internet platforms, and our ability to obtain user traffic acquisition services from third-party internet platforms may be restricted, which may in turn contribute to continued fast increase in our sales and marketing expenses.

We currently generate substantially all of our revenues from value-added services. We may not be able to continue to grow or eventually achieve profitability from such services.

We generate substantially all of our revenues through the provision of value-added services. If we are to grow our revenues from value-added services, we will need to increase either the number of our paying users and/or average monthly revenues generated per paying user. Our ability to increase the number of paying users and/or average monthly revenues generated per paying user depends on, among other things, our ability to continually roll out more attractive functions, our ability to implement dynamic and precise pricing, and our ability to increase membership renewal rate. There is no guarantee that we will be able to roll out functions attractive enough, or implement pricing dynamic and precise enough for our non-paying users or potential users to start paying for our value-added services. We also cannot assure you that we will be able to maintain or increase our membership renewal rate through either membership rate adjustment or addition of premium member features. Therefore, we may not be able to grow or achieve profitability from value-added services.

We cannot guarantee that our monetization strategies will be successfully implemented or that we will be able to generate sustainable revenues and profits.

We are in the early stage of our business and our monetization model is new and evolving. We began monetizing our business in 2019. Currently, we generate substantially all of our revenues from value-added services. We have also diversified our monetization models by leveraging our growing and engaged user base to provide advertising and online marketing services to business customers. As we continue to develop our business, we are making efforts to convert our users into paying users and explore new and innovative revenue streams. As a result, our revenue is affected by our ability to enhance our monetization, expand our user base and increase user engagement, which in turn depends on our ability to continually roll out more attractive functions and features. If we fail to monetize our existing or new services or develop new approaches to monetization, we may not be able to maintain or increase our revenues or recover any associated costs and expenses. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may have limited or no experience with the new revenue streams that we may introduce in the future. If these new revenue streams fail to engage our users or paying users, we may fail to retain or attract enough users to generate sufficient revenues to justify our investment, and our business and results of operations may suffer as a result.

Our mobile app may be confused with social mobile apps that target the online dating market, potentially negatively affecting our user attraction and retention.

Our potential users may not fully comprehend the purpose and value of our mobile app, and there may be a misperception that our mobile app is used solely or mainly as a tool to start romantic relationships with strangers. If our potential new users, who are looking for genuine, non-romantic interpersonal relationships, are discouraged from downloading and trying our mobile app, or if users looking for romantic relationships start explicitly pursuing romantic relationships on our mobile app, our ability to attract users from our target user demographics may be severely hindered, and some of our existing users may start spending less time on or even be driven away from our mobile app due to them being connected with romance-seeking users that go against our goal and philosophy. Although our marketing efforts may serve to combat any misconception about our mobile app and brand, we cannot ensure you that we will be successfully in effectively eliminating the negative impact of any such misconception. If we are not successful in educating the public about the purpose and target user demographics of our mobile app, our ability to attract and retain users and to maintain user engagement may be adversely affected.

The success of our business depends in part on our ability to develop and provide our users with new and innovative features and services.

Our business is growing and becoming more complex, and our ability to engage, retain, increase and engage our user base and to increase our revenue will depend heavily on our ability to quickly and successfully develop and launch new and innovative services. The industry in which we operate is evolving rapidly and users expect to see new features and experience new services offered by us within a relatively short period of time. Over the years, we have been continually upgrading our mobile app. Users can enjoy our value-added services by subscribing for our membership services, express themselves in various means, such as text, pictures, videos, voice and emojis, share their lives or view the lives of other users, and join the various interest groups on our mobile app. We have also recently started offering our gifting service, Giftmoji, to our users as part of our continuing efforts to offer more play features.

We may introduce significant changes to our existing services or develop and introduce new and unproven services. Developing and integrating new services could also be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. If new or enhanced services fail to engage or entice our users, paying users or business partners, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

If we fail to keep up with technological developments and evolving user expectations, we may fail to maintain or attract users or generate revenues, and our business and results of operations may be materially and adversely affected.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, new service announcements, new improvements to services and application features and functionalities, and changing user expectations. Accordingly, our performance and the ability to further monetize our services will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually innovate in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of users to use our mobile app. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and results of operations.

Our business depends on the perception, awareness and influence of our brand within our addressable user communities. If we become a target for public scrutiny or subject of any negative publicity, including complaints to regulatory agencies, negative media coverage, and public dissemination of malicious reports or accusations about our business, our reputation and brand could be severely damaged, our ability to expand our user base may be impaired, and our business and results of operations may be materially and adversely affected.

We operate our business under the main brand “Soul.” Our mobile app has received wide recognition among our target user demographics. A well-recognized brand is crucial to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to users, paying users and business partners. From time to time, we conduct various marketing activities both online and offline to enhance our brand and to guide public perception of our brand and services. We may need to increase our marketing expenditures in order to create and maintain brand awareness and brand loyalty, to influence public perception, to retain existing and to attract new users and business partners as well as to promote our services. However, there can be no assurance that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

Since we operate in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain our market position. We must continually exercise strict quality control of our mobile app to ensure that our brand image is not tarnished by substandard services. We must also promote and distinguish our mobile app from mobile apps of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospect may be materially and adversely affected.

Moreover, as our business expands and grows, we may be exposed to heightened public scrutiny in markets where we already operate as well as in new markets where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-

party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our business partners, may be posted on online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain users and maintain our market share and our financial conditions may suffer.

We face risks associated with the misconduct of our employees, business partners and their employees and other related personnel.

We rely on our employees to maintain and operate our business and have implemented an internal code of conduct to guide the actions of our employees. However, we do not have control over the actions of our employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. For example, if our employees download pirated software to their work computers or perform other unauthorized actions on our IT system, we may be exposed to security breach. Despite the security measures we have implemented, our systems and procedures and those of our business partners may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events caused by our employees, our business partners and their employees and other related personnel, which may disrupt our delivery of services or expose the identities and confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users, and we may be exposed to legal and financial risks, including those from legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

With respect to employees or ex-employees, we could also in the future face a wide variety of claims, including discrimination (for example, based on gender, age, race or religious affiliation), sexual harassment, privacy, labor, employment or tort claims. Often these cases raise complex factual and legal issues, and the result of any such claims are inherently unpredictable. Claims against us, whether meritorious or not, could require significant amounts of management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. If any of these claims were to be determined adversely to us, or if we were to enter settlement arrangements, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition and results of operations.

In December 2020, two of our ex-employees, including a former director, previously engaged in our content screening functions were convicted of maliciously and falsely publishing illegal content on an online content platform operated by another PRC company during their employment with us, in their personal capacities and without our authorization. It was reported that the mobile app downloading services of such third-party platform were subsequently suspended. We were not named as a party to, or found liable for the wrongdoings committed by the individuals in, the criminal proceeding against the two individuals in their respective personal capacities. As of the date of this prospectus, neither our company nor any entities controlled by us has been subject to any lawsuits, penalties or other liabilities as a result of such incident. However, there is no guarantee that we will not become subject to any civil lawsuit that may be potentially initiated by the third-party company for damages based on tort and other possible claims. Our involvement in such legal proceedings, if any, would not only be costly and time-consuming but also expose us to reputational damages, and there could be no assurance that regulatory authorities will not take any adverse actions against us.

We also work with our business partners in our business operation, and their performance affects the image of our brand. However, we do not directly supervise them in providing services to us or our users. Although we generally select business partners with strong reputation and track record, we may not be able to successfully monitor, maintain and improve the quality of their services. In the event of any unsatisfactory performance by our business partners and/or their employees, our business operation may be negatively impacted and our users may experience disruptions in services or decline in service quality, which may materially and adversely affect our reputation, our ability to retain and expand our user base, and our business, financial condition and results of operations.

Because we collect, store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could discourage current and potential users from using our services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection, storage, processing or use of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. Under the Cyber Security Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See also “Regulation—Regulations on Privacy Protection.” Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. An example of such evolving regulatory requirements is the Draft Law of Personal Information Protection, which was published for public comments on October 21, 2020. When it is passed in the future, this law will function jointly with the Cyber Security Law to regulate China’s online spheres in relation to personal information protection. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

In July 2019, due to certain defects found in our data privacy measures, we received a written notice from the Personal Information Protection Task Force on Apps, requiring us to rectify our data privacy measures in accordance with the applicable law and regulations of the PRC, without imposing any penalty on us. In August 2019, we submitted a report to show improvements in our data protection measures and we also updated our data privacy policy accordingly for implementation throughout our mobile app. We currently adopt a data privacy policy with respect to how we collect, store, process and use user data and information, and we may only use such data and information to provide and improve our services, content and advertising in strict compliance with such policy. Despite the absence of any material data breach or similar incidents and our continuous efforts to comply with our privacy policy as well as all applicable data protection laws and regulations, any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities or others, as well as negative publicity and damage to our reputation, each of which could cause us to lose users and business partners and have an adverse effect on our business and results of operations.

In particular, if we fail to secure our users’ identity and protect their identity-specific data, including their residential addresses, our users may be vulnerable to insults, harassment, blackmails or physical injuries, and their family, property and other assets may also be put at risk. As a result, we may be held liable for these incidents, and our users may feel insecure and cease to use our services. Our reputation may be seriously harmed and we may be unable to retain existing users and attract new users, which would in turn have a material adverse effect on our business and results of operations.

Any systems failure or compromise of our security that results in the unauthorized access to or release of the data, photo or chat history of our users could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liability. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of services we offer and as we increase the size of our user base.

Laws, regulations or policies concerning data protection, user privacy, rights of publicity, distribution and protection of minors are continuously evolving, generally becoming more stringent and remain subject to significant changes both in the PRC and abroad. We have operations in China and certain overseas regions, and thus are subject to PRC and overseas laws, regulations, standards, and other obligations on data protection, data privacy and/or information security, which we may not be able to comply with consistently and could result in increased supervision, increased costs of compliance and penalties for non-compliance to us. Many jurisdictions have in the past adopted, and may in the future adopt, new laws and regulations, or amendments to existing laws and regulations, affecting data protection, data privacy and/or information security. The major data privacy or protection laws and regulations in international jurisdictions applicable to us include the Children’s Online Privacy Protection Act, or the COPPA, in the United States, the Privacy Rights for California Minors in the Digital World, or the Digital World Act, in the state of California, other data privacy laws generally applicable to the public in the United States, and the General Data Protection Regulation, and the GDPR, in the European Union. In terms of COPPA compliance, we have been taking measures, including the implementation of a tailored data privacy policy for users and prohibition of account registration for children under 13 years old in the United States. Certain states in the U.S. may also have state data privacy or security laws and regulations that differ from the COPPA in certain aspects, and we may have to make additional adjustments to our account registration and content screening when our mobile app is distributed in these states. In California, for example, the Digital World Act defines a minor as a person under the age of 18 instead of the 13 under the COPPA, effectively affording teenagers between the age of 13 and 18 more protection compared to the requirements of the COPPA. The GDPR imposes stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. Although our mobile app currently has a small user base in the United States and very little presence in the European Union, complying with all applicable data privacy or protection laws and regulations may cost us lots of financial resources and divert a considerable amount of management time and attention, and any non-compliance could subject us to significant fines, civil litigations, and reputational damage, all of which can seriously harm our business.

In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and results of operations. Complying with new data laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Even if our practices are consistent with existing laws and regulations, we could be subject to enhanced regulatory scrutiny over our data privacy and security practices. Governmental and regulatory authorities could deem the sensitive personal information we handle as putting national security interests at risk. If relevant authorities were to reach similar conclusions about our company and intervene in our business activities, we could be forced to halt or reverse our expansion into certain countries and regions, we may lose existing users and our reputation may be negatively affected, which would in turn materially and adversely affect our business, financial condition and results of operations.

If we cannot maintain our corporate culture as we grow, our user base may decline, which may negatively affect our business prospects.

We believe that a critical component of our success is our corporate culture. We are comprised of a group of team players passionate about connecting strangers together through genuine interpersonal relationships. Powered by technological innovation, we endeavor to develop a community where our users can express themselves freely, experience and enjoy the lives of others, and find meaningful interpersonal relationships with users most suitable for them. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to retain existing users and attract new users, which would in turn jeopardize our business prospects.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

To pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, develop new services or further improve existing services, expand into new markets and acquire complementary businesses and technologies, we may require additional capital from time to time. However, additional funds may not be available when we need them on reasonable terms, or at all. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the industry where we operate;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online social networking and other internet companies in China; and

•	economic, political and other conditions in China and internationally.

If we are unable to obtain additional capital in a timely manner or on acceptable terms, or at all, our ability to continue to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be materially and adversely affected. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our mobile app depends on effective interoperation with mobile operating systems, hardware, networks, regulations, and standards that we do not control. Changes in our mobile app or to those operating systems, hardware, networks, regulations, or standards may seriously harm our user retention, growth, and engagement. Our business depends on our ability to maintain and scale our technology infrastructure. Any service disruption in our service could damage our reputation, result in a potential loss of users and decrease in user engagement, and seriously harm our business.

Our mobile app must remain interoperable with popular mobile operating systems, such as iOS and Android, and related hardware. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade the functionality of our services, or give preferential treatment to competitive mobile apps, could seriously harm usage of our mobile app. We plan to continue to introduce new services regularly and have experienced that it takes time to optimize such services to function with these operating systems and hardware, impacting the popularity of such services, and we expect this trend to continue.

To deliver high quality services, it is crucial that our services work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. In particular, any future changes to the iOS or Android operating systems may impact the accessibility, speed, functionality and other performance aspects of our services, which issues are likely to occur in the future from time to time. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our services and increase our cost of doing business.

We may fail to successfully cultivate relationships with key industry participants or develop new features and functionalities of our mobile app that operate effectively with these technologies, systems, networks, regulations or standards. If it becomes more difficult for our users to access and use our app on their mobile devices, if our users choose not to access or use our app on their mobile devices, or if our users choose to use mobile apps from our competitors, our user growth, retention, and engagement could be seriously harmed.

To remain functional, our mobile app must remain interoperable with popular mobile operating systems, Android and iOS, app stores, and related hardware, including mobile-device cameras. The owners and operators of such operating systems and major app stores, each have approval authority over our mobile app and provide users with other mobile apps that compete with ours. Additionally, mobile devices are manufactured by a wide array of companies. Those companies have no obligation to test the interoperability of new mobile devices with our mobile app, and may produce new mobile devices that are incompatible with or not optimal for our mobile app. We have no control over these operating systems, app stores, or hardware, and any changes to these systems, app stores or hardware that diminish the performance of our mobile app, or give preferential treatment to competitive mobile apps, could seriously lessen the use of our mobile app on mobile devices. Our competitors that control the operating systems and related hardware where our mobile app runs could make interoperability of our mobile app with those mobile operating systems and related hardware more difficult or display their competitive offerings more prominently than ours. Additionally, our competitors that control the standards for the app stores or operating systems could make our mobile app, or certain features and functionalities of our mobile app, inaccessible for a potentially significant period of time. We plan to continue to introduce new features and functionalities for our mobile app, but our experience indicates that it takes time to optimize such features and functionalities for these operating systems, hardware, and standards, and such delay in optimization could impact the popularity of our mobile app.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage our user relationships and subject us to significant reputational, financial, legal and operational consequences.

We depend on our information technology systems, as well as those of third parties, to develop new products and services, operate our platform, host and manage our services, store data, process transactions, and respond to user inquiries. Any material disruption or slowdown of our systems or those of third parties whom we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume, could cause outages or delays in our services, which could harm our brand and adversely affect our operating results.

We rely on cloud servers maintained by cloud service providers such as Alibaba Cloud Services to store our data. Problems with our cloud service providers or the telecommunications network providers with whom they contract could adversely affect the experience of our users. Our cloud service providers could decide to cease providing us with services without adequate prior notice. In particular, a majority of our cloud storage is provided by Alibaba Cloud Services, based on a service contract with one-year terms. We believe the services provided by Alibaba Cloud Services are standardized and can be replaced by services provided by other similar service providers.

Any change in service levels at our cloud servers or any errors, defects, disruptions, or other performance problems with our platform could harm our brand and may damage the data of our users. If changes in technology cause our information systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose users and our business and operating results could be adversely affected.

We generate a portion of our revenues from advertising. If we fail to attract more advertisers or if advertisers reduce their spending or become less willing to advertise with us, our revenues may be adversely affected.

Although we currently primarily rely on revenues generated from value-added services, we also generate a portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in China and abroad and advertisers’ willingness to allocate budgets to online advertising or advertising at all due to macroeconomic conditions and, more importantly, their willingness to allocate budgets to our mobile app that serves primarily the young generations in China. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established internet portals or search engines, over advertising on our mobile app, due to their concern about user perception or otherwise. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our business prospects may be materially and adversely affected.

Furthermore, our core and long-term priority of optimizing user experience and satisfaction may limit our mobile app’s ability to generate revenues from advertising. Our insistence on putting user experience first may not be in line with the commercial interest of our advertisers, and may not result in the long-term benefits that we expect, in which case the success of our business and results of operations could be affected.

Any non-compliance found in the advertisements shown on our mobile app may subject us to penalties and other administrative actions.

We are responsible for and are obligated to monitor the advertising content shown on our mobile app to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to drugs, medical devices, health-care food and food for special medical purpose, we are obligated to confirm that such review has been performed and approval has been obtained. While we have made significant efforts to ensure that the advertisements shown on our mobile app are in full compliance with applicable PRC laws and regulations, there can be no assurance that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If content found in the advertisements shown on our mobile app is found to be non-compliant with applicable laws and regulation, we may be ordered to cease dissemination of the advertisements, our advertising income may be confiscated, we may be subject to a fine that greatly exceeds the advertising income, and in severe cases, our business license may be revoked.

We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations and business partners. Such allegations, claims and proceedings may be brought by third parties, including users, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease user acceptance of our social networking service, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

After we become a publicly listed company, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.

The ongoing outbreak of COVID-19 could adversely affect our business, results of operations and financial condition.

The ongoing outbreak of COVID-19 has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. New COVID-19 variants have also emerged in a few countries including the United Kingdom, potentially extending the period where COVID-19 will negatively impact the global economy.

We have witnessed growth in our operational performance, user base, user engagement and willingness to pay since the end of the first half of 2020, when the pandemic had been largely contained in China. However, we cannot guarantee that such growth trend in our operational performance will continue as the COVID-19 epidemic drags on. People may spend less time at home or using mobile apps and more time on outdoor activities going forward due to possibilities such as availability of effective vaccines and loosening of restrictions on travel and public gatherings. The increased unemployment and reduced income resulting from COVID-19 could also hinder the disposable income our users can spend in our mobile app. In addition, we may need to make adjustments to operation hours, make work-from-home arrangements and even temporarily close our offices in the event that COVID-19 strikes in a future wave, and we may experience lower work efficiency and productivity during such period.

The potential downturn brought by and the duration of the COVID-19 outbreak may be difficult to assess or predict, and any associated negative impact on us will depend on many factors beyond our control. The extent to which the COVID-19 outbreak impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as indirectly to the extent that the ongoing COVID-19 outbreak harms the Chinese and global economy in general.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

Computer and mobile malware, viruses, hacking and phishing attacks, spamming and improper or illegal use of our mobile app may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Computer and mobile malware, viruses, hacking and phishing attacks have become more prevalent in our industry, have occurred on our mobile app in the past, and may occur again in the future. Although it is difficult to determine what, if any, direct harm may result from an interruption or attack, any failure to maintain performance, reliability, security and availability of our mobile app and technical infrastructure to the satisfaction of our users may seriously harm our reputation and our ability to retain existing users and attract new users.

In addition, spammers may use our mobile app to send targeted and untargeted spam messages to users, which may affect user experience. In spamming activities, spammers typically create multiple user accounts for the purpose of sending spam messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our mobile app in a timely fashion. Our actions to combat spam may also require diversion of significant time and focus of our technology team from improving our mobile app. As a result, our users may use our mobile app less or stop using them altogether, and result in continuing operational costs to us.

If the software used by our mobile app and internal systems contains undetected programming errors or vulnerabilities, our business could be adversely affected.

Our mobile app and internal systems rely on software, including software developed or maintained internally and/or by third parties. In addition, our mobile app and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users using our mobile app, delay introductions of new features or enhancements, result in errors or compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in harm to our reputation and loss of users, which could adversely affect our business, financial condition and operation results.

Our internal systems and mobile app contain open source software, which may pose particular risk to our proprietary software and mobile app features and functionalities in a manner that negatively affect our business.

We use open source software in our internal systems and mobile app and will continue to use open source software in the future. To handle risks in this regard, we have set up an internal system that monitors any change in the source code of any open source software we use in our operation, made risk management plan for open source software, and increasingly invested in developing our proprietary software. Despite these risk management efforts, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our services through the various features and functionalities of our mobile app. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and development resources, and we may not be able to complete it successfully.

We are dependent on app stores to disseminate our mobile app.

We offer our social networking services through our mobile app. Our mobile app is offered via smartphone and tablet apps stores operated by third parties, such as Apple App Store and various Android app stores, which could suspend or terminate users’ access to our mobile app, increase access costs or change the terms of access in a way that makes our mobile app less desirable or harder to access. As such, the promotion, distribution and operation of our mobile app are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any Android app stores interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We have experienced in the past suspension of our mobile app by app stores due to regulations and government scrutiny on our business or industry or applicable requirements of such app stores. In the future, it is possible that compliance requirements of app stores may cause us to suspend our mobile app from such stores. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile app. Any such incident may adversely affect our brand and reputation, business, financial condition and results of operations.

While our mobile app is free to download from third-party app stores, we provide value-added services comprising a wide variety of additional social features and functions that users pay to use. We determine the prices at which these value-added services are sold and, in exchange for facilitating the purchase of these value-added services through our mobile app to users who download the mobile app from these stores, we pay Apple and other Android app store operators, as applicable, a certain share of the revenue we receive from these transactions. As the distribution of our mobile app through app stores increases, we may need to offset any further increase in fees charged by app stores by decreasing traditional marketing expenditures as a percentage of revenue, increasing user volume or monetization per user, or by engaging in other efforts to increase revenue or decrease costs generally, otherwise our business, financial condition and results of operations could be adversely affected.

We are subject to risks relating to third-party online payment platforms.

Currently, we collect payments for our services from paying users through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining users’ trust and confidence on our mobile app.

We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to pay for our services even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage user confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our services, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party online payment service providers in China and certain other countries where we operate. Currently, we use Apple Pay, Alipay and WeChat Pay as our third party payment service providers. Our contracts with them are highly standardized and are either on one-year terms or without fixed terms. These third-party payment platforms have the right to unilaterally terminate their contracts with us. If any of these payment service providers decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our services, our results of operations may be materially and adversely affected. However, we view any of these platform services interchangeable and can be replaced by other similar service providers.

One of our principal shareholders offers similar products and services that compete with ours.

Tencent offers products and services that compete with ours. For example, WeChat/Weixin, Tencent’s instant messaging and social service, connects people with each other and allows them to consume and contribute content, which overlaps with our service. Tencent currently beneficially owns 49.9% of our issued and outstanding ordinary shares on an as-converted basis, and will own             % of our issued and outstanding ordinary shares on an as-converted basis immediately after the completion of this offering. Internet service providers in China have strong technological capabilities, and may independently develop more products and services that compete with ours in the future. If competition between us and our shareholders becomes more intense in the future, we cannot guarantee that our business and results of operation will continue to grow at the level we are experiencing now.

Our results of operations are subject to fluctuations due to seasonality.

Our industry generally experiences seasonality, primarily due to variations in young people’s leisure time. For example, we may attract more users to join our mobile app and spend more time during summer, winter vacations and other important holidays such as the Spring Festival in China. Consequently, we may generate more revenues during those periods. Overall, the historical seasonality of our business has been relatively mild, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive, and third-party infringements of our intellectual property rights may adversely affect our business.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. See also “Business—Intellectual Property.” We have devoted considerable time and energy to the development and improvement of our mobile app and our system infrastructure.

We rely on a combination of copyright and trademarks laws, trade secrets protection and other contractual restrictions for the protection of the intellectual property used in our business. Effective intellectual property protection may not be available or may not be sought in every country in which our mobile app is made available, and contractual disputes may affect the use of the intellectual property governed by private contract. Although our contracts with users and business partners typically prohibit the unauthorized use of our brands, images and other intellectual property rights, there can be no assurance that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Although we enter into confidentiality and intellectual property ownership agreements with our employees, and we also have in place various relevant internal rules and polices that require compliance from our employees, these agreements could be breached, the internal rules and policies could be violated, we may be involved in disputes in respect of these agreements and internal rules and policies for which we may not have adequate remedies, and our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. We cannot assure our registered trademarks have covered an adequate scope of our existing and future business operations and as of the date of this prospectus, we are in the process of registering certain trademarks that are necessary based on the current scope of our business. However, there can be no assurance that any of our trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business, particularly if such requested trademarks are found to conflict with the registered trademarks owned by third parties, including our competitors. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in other jurisdictions that have a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.

We may in the future be subject to intellectual property infringement claims or other allegations by third party owners or right holders of technology patents, copyrights, trademarks, trade secrets and website content for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or made accessible on our mobile app, or otherwise distributed to our users, including in connection with the music, movies and videos played, recorded, stored or made accessible on our mobile app during user profile display or advertisement display, which may materially and adversely affect our business, financial condition and prospects.

Generally, companies in the internet-related industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We allow users to upload text, pictures, audio, video and other content to our mobile app and users to download, share, link to and otherwise access other content on our mobile app. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our mobile app.

Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurance that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our mobile app to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

If we fail to meet the challenges presented by our increasing international operations, our business, financial condition and results of operations may be adversely affected.

Our mobile app is currently available in certain countries outside of China. Our limited experience and infrastructure in such markets, or the lack of a critical mass of users in such markets, may make it more difficult for us to effectively monetize any increase in user base or user engagement in those markets, and may increase our costs without a corresponding increase in revenue. If we fail to deploy or manage our operations in international markets successfully, our business may suffer. We are subject to a variety of risks inherent in doing business internationally, including but not limited to:

•	political, social and economic instability of each foreign jurisdiction where we operate;

•	fluctuations in currency exchange rates;

•	compliance challenges due to different laws and regulatory environments, particularly in the case of privacy and data security;

•	potential non-compliance with tax regulations in multiple tax jurisdictions;

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risks related to the overall legal and regulatory environment in foreign jurisdictions, including with respect to privacy, difficulties understanding and ensuring compliance with multiple, conflicting and changing laws, rules and regulations by both our employees and our business partners, over whom we exert no control, and unexpected changes in law, regulatory requirements and enforcement;

•	potential damage to our brand and reputation due to compliance with local laws, including potential censorship and/or requirements to provide user information to local authorities;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and compliance costs associated with multiple international locations; and

•	differing levels of technology development in different countries, including third-party payment platforms.

Future strategic alliances, long-term investments and acquisitions may subject us to risks which in turn may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, advertisers, partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may materially and adversely affect our business and operating results.

We regularly review metrics, including the number of our users and paying users, DAU and MAU, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating the number of our users. Accordingly, the calculations of our users may not accurately reflect the actual number of people using our mobile app. Errors or inaccuracies in our metrics could result in incorrect business decisions and inefficiencies. For example, if a significant understatement or overstatement of the number of users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to business partners, market and investment research organizations (including short-selling research firms), investors and media, or from similarly titled metrics used by our competitors or other companies in the relevant industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, our users and business partners may be less willing to allocate their resources or spending to us, and we may face lawsuits or disputes in relation to the inaccuracies. As a result, our business and operating results may be materially and adversely affected.

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018 and 6.1% in 2019. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continuing efforts of our executive officers and other key employees. If we lose their services, our business operations and growth prospects may be materially and adversely affected.

Our future success depends heavily on the continuing services of our executive officers and other key employees. In particular, we rely on the expertise, experience and vision of our founder, chairwoman of the board of directors and chief executive officer, Ms. Lu Zhang, as well as other members of our senior management team. If one or more of our executive officers or other key employees were unable or unwilling to continue their services with us or are otherwise subject to any legal or regulatory liabilities in their personal capacity or otherwise, we might not be able to replace them easily, in a timely manner, or at all. Competition for qualified talent is intense, there can be no assurance that we will be able to attract or retain qualified employees. As a result, our business may be materially and adversely affected, our financial condition and results of operations may be severely affected, and we may incur additional expenses to recruit, train and retain key personnel.

Moreover, if any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, business partners, user base and market share. Each of our executive officers and key employees has entered into an employment agreement, a confidentiality and intellectual property ownership agreement and a non-compete agreement. However, these agreements may be deemed invalid or unenforceable under PRC laws and other applicable laws and regulations in other jurisdictions. If any dispute arises between our executive officers or key employees and us, there can be no assurance that we would be able to enforce these agreements in China and other jurisdictions, where these executive officers and key employees reside.

Competition for qualified personnel is often intense. If we are unable to recruit, train and retain sufficient qualified personnel while controlling our labor costs, our business may be materially and adversely affected.

Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel in China and also globally. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to users may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially and adversely affected.

We may not have sufficient insurance to cover our business risks, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide supplementary medical insurance for all management. We do not maintain business-related insurance, nor do we maintain key-man life insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by our employees, users or business partners. We consider this practice to be reasonable in light of the nature of our business, which is in line with the practices of other companies of similar size in the same industry in China. In addition, insurance companies in China currently offer limited business-related insurance products. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations could be materially and adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

After we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in November 2017, which was amended and restated in March 2020, or the 2017 Share Incentive Plan. The maximum aggregate number of ordinary shares that may be issued under the 2017 Share Incentive Plan is 18,959,799 as of the date of this prospectus. As of the date of this prospectus, 14,593,211 options to purchase our ordinary shares have been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. In 2019, 2020 and the three months ended March 31, 2021, we recorded RMB6.4 million, RMB21.1 million (US$3.2 million) and RMB7.6 million (US$1.2 million) share-based compensation expenses, respectively.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of March 31, 2021, we leased premises occupying approximately 8,400 square meters in China, which are used as office space. Under the PRC laws and regulations, all lease agreements are required to be registered with the local land and real estate administration bureau. As of the same date, all of our leased properties in China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

We face risks related to natural and other disasters, including severe weather conditions or outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our business partners, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our business partners to conduct daily operations. Our business could also be adversely affected if employees of ours or our business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Our headquarters is located in Shanghai, China, where most of our directors and management and the majority of our employees currently reside. Most of our system hardware and the back-up systems supplied by third-party cloud service providers are hosted in facilities located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China and Shanghai in particular, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide internet and other related businesses, including the value-added telecommunication services and internet culture business, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business.

We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through Shanghai Soulgate Technology Co., Ltd., or our VIE, and our VIE currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Shanghai Soul Technology Co., Ltd., or our WFOE, our VIE and its shareholders. These contractual agreements enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE in our financial statements under U.S. GAAP. See “Corporate History and Structure” for further details.

In the opinion of our PRC legal counsel, Shihui Partners, (i) the ownership structures of our VIE and our WFOE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements among our WFOE, our VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of our PRC entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or our VIE may not be able to comply;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our mobile app;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE and its subsidiaries;

•	restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE and its subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from our VIE and its subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us.

Our founder, chairwoman and chief executive officer, Ms. Lu Zhang, is a shareholder of our company and holds 84.0% of the equity interest in our VIE. Mingjun Capital Limited, J&M Capital Limited, Ventek Limited and MFUND, L.P. are also shareholders of our company, and their respective PRC investment vehicles hold 4.9%, 4.8%, 3.5% and 2.8% of the equity interest in our VIE, respectively. These shareholders of our VIE may have actual or potential conflicts of interest with us. See “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders.” These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in our VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We cannot assure you that such method, or any other methods that we may explore, will be effective in resolving the potential conflicts of interest between these shareholders and our company. In addition, we rely on Ms. Lu Zhang to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that Ms. Lu Zhang divorces her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over our VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over our VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) Ms. Lu Zhang’s spouse has executed a spousal consent letter under which the spouse agrees not to assert any rights over the equity interest in our VIE held by Ms. Lu Zhang, and (ii) it is expressly provided that our VIE and its shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC, and took effect in July 2020. The Foreign Investment Law provides that (i) foreign-invested entities operating in “restricted” industries are required to obtain market entry clearance and other approvals from relevant PRC government authorities;(ii) foreign investors shall not invest in any industries that are “prohibited” under the Negative List. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that may be critical to the operation of our business. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate our VIE, or if our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

The vast majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The mobile social networking industry is highly sensitive to general economic changes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020 is severe. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our WFOE is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises, and our WFOE and our VIE and its subsidiaries are also subject to various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Such reserve funds cannot by distributed to us as dividends. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Regulation—Regulations Relating to Dividend Distributions.” Additionally, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000 or its equivalent, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

We engage independent third-party service providers to recruit content reviewers at our request and settle payment of service fees to such third-party service providers. But we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” by courts, arbitration tribunals or government agencies. In December 2012, the PRC Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch was promulgated, to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the PRC Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing fund, to designated government agencies for the benefit of our employees and associates. In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State

Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We engage third-party human resources agencies to pay social insurance and housing funds for some of our employees. Any failure to make such contribution by these third-party agents may directly expose us to penalties imposed by the local authorities and/or legal claims raised by our employees. As of the date of this prospectus, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, our VIE and its subsidiaries. We may make loans to our PRC subsidiary, our VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015 and amended on December 2019, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans (unless otherwise permitted in the business license), the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is relatively new, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiary or our VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

Ms. Lu Zhang has completed initial SAFE registration in connection with our financings. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that The Ministry of Commerce of the People’s Republic of China, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by their shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our ADSs on the Nasdaq Global Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our

WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, any dividends or gains realized on the sale or other disposition of the ADSs or our ordinary shares may be subject to PRC tax, generally at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (which in the case of dividends would be withheld at source by us) (in each case, subject to the provisions of any applicable tax treaty). If such dividends or gains are deemed to be from PRC sources. Any PRC tax liability may be reduced under applicable income tax treaties. However, it is unclear whether non-PRC shareholders of our company would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.” In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiary for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration for Market Regulation. Although we usually utilize chops to enter into contracts, the designated legal representatives of our WFOE, our VIE and its subsidiaries have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our PRC entities have signed employment agreements with us or these PRC entities under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Relating to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs on the Nasdaq Global Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies, including social networking companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings and cash flow;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	fluctuations in key operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	announcements of studies and reports relating to the quality of the services offered in our mobile app or those of our competitors;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Based on our sixth amended and restated memorandum and articles that will remain effective after the completion of this offering, our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. After this offering, the holder of Class B ordinary shares will have the ability to strongly influence matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Upon the completion of this offering, our founder, chairwoman and chief executive officer, Ms. Lu Zhang, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute         % of our total issued and outstanding share capital immediately after the completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to any rights and restrictions for the time being attached to any shares, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                per ADS, representing the difference between the initial public offering price of US$                 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of                , 2021, after giving effect to the net proceeds we receive from this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. Upon the completion of this offering, we will have                 ordinary shares issued and outstanding, among which                ordinary shares are represented by ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares represented by ADSs in the public market could cause the price of our ADSs to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs, and you may even lose your entire investment in the ADSs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our ordinary shares represented by ADSs. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

[Our memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New

York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not affect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Memorandum and Articles of Association—Differences in Corporate Law.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct the vast majority of our operations in China. In addition, all of our directors and senior executive officers reside within China for at least a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or our management residing in China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

[You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective.

Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.]

[You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.]

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Our management has discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our ADS holders may not agree with or that do not yield a favorable return, or no return at all. Our actual use of these proceeds may differ substantially from our plans, if any, in the future. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

[You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.]

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

After we become a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we may rely on these exemptions and elections. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

[We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, chairwoman and chief executive officer, Ms. Lu Zhang, will beneficially own more than 50% of our total voting power immediately after the completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.]

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.

After we are listed on the Nasdaq Global Market, we will be subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the Nasdaq Stock Market: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be seven days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

[We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses) or materially prejudice an existing substantial right of the ADS holders, ADS holders will only receive                days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least                 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.]

[ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

[The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the mobile social networking industry in China;

•	our expectations regarding the prospects of our business model and demand for and market acceptance of our services;

•	our expectations regarding maintaining and strengthening our relationships with users, business partners and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also includes projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                 , or approximately US$                if the underwriters exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•

approximately 40% for research and development to continue to invest in and develop our technologies, particularly with respect to artificial intelligence, big data capability and technology infrastructure, and to enhance our product and service offerings;

•	approximately 40% for marketing and promotional activities to promote our brand and fuel the growth of our user base; and

•

the balance for general corporate purposes and capital expenditures, which may include, among others, acquisitions of, or investments in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulations Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the re-designation of 35,814,050 ordinary shares beneficially owned by our founder, chairwoman and chief executive officer, Ms. Lu Zhang, into Class B ordinary shares on a one-for-one basis on May 10, 2021, (ii) the re-designation of all of the remaining 29,798,106 outstanding ordinary shares into Class A ordinary shares on a one-for-one basis on May 10, 2021; and (iii) the conversion and the re-designation of the then issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares on May 10, 2021; and

•

on a pro forma as adjusted basis to reflect (i) the re-designation of 35,814,050 ordinary shares beneficially owned by our founder, chairwoman and chief executive officer, Ms. Lu Zhang, into Class B ordinary shares on a one-for-one basis on May 10, 2021, (ii) the re-designation of all of the remaining 29,798,106 outstanding ordinary shares into Class A ordinary shares on a one-for-one basis on May 10, 2021; (iii) the conversion and the re-designation of the then issued and outstanding preferred shares on a one-for-one basis into Class A ordinary shares on May 10, 2021; and (iv) the issuance and sale of                Class A ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$                per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma unaudited		Pro Forma As Adjusted(1) unaudited
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine Equity:
Total mezzanine equity	1,661,373	253,575	—	—
Shareholders’ (Deficit) Equity:
Ordinary Shares (US$0.0001 par value; 413,693,736 shares authorized and 65,612,156 shares issued and outstanding on an actual basis, and none authorized, issued and outstanding on a pro forma or a pro forma as adjusted basis)	45	7	—	—
Class A ordinary shares (US$0.0001 par value; none authorized, issued and outstanding on an actual basis, 840,000,000 shares authorized and 116,104,370 shares issued and outstanding on a pro forma basis, and shares issued and outstanding on a pro forma as adjusted basis)	—	—	77	12
Class B ordinary shares (US$0.0001 par value; none authorized, issued and outstanding on an actual basis, 60,000,000 shares authorized and 35,814,050 shares issued and outstanding on a pro forma basis, and shares issued and outstanding on a pro forma as adjusted basis)	—	—	25	4
Additional paid-in capital	—	—	1,661,317	253,566
Accumulated other comprehensive income	26,227	4,003	26,227	4,003
Accumulated deficit	(1,679,260)	(256,305)	(1,679,260)	(256,305)

Total shareholders’ (deficit) equity(2)	(1,652,988)	(252,295)	8,386	1,280

Total mezzanine equity and shareholders’ (deficit) equity	8,386	1,280	8,386	1,280

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital and total shareholders’ deficit following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of total shareholders’ deficit and total mezzanine equity and shareholders’ deficit by US$                million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares on an as-converted basis.

Our net tangible book value as of March 31, 2021 was approximately negative US$252.3 million, or negative US$3.85 per ordinary share and US$                 per ADS. Net tangible book value represents the amount of our total consolidated assets less the amount of our total consolidated liabilities and total mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$                 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after March 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$                 per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$                 , or US$                 per ordinary share and US$                 per ADS. This represents an immediate increase in net tangible book value of US$                 per ordinary share and US$                 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                 per ordinary share and US$                 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of March 31, 2021	US$	(3.85)	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$		US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$		US$
Amount of dilution in net tangible book value to new investors in this offering	US$		US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$                 , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                 per ordinary share and US$                 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                 per ordinary share and US$                 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per

ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 14,593,211 outstanding options with a weighted average exercise price of US$0.2329 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our currently effective memorandum and articles of association that will remain effective after the completion of this offering do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shihui Partners, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Shihui Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We set up Shanghai Soulgate Technology Co., Ltd., or our VIE, in June 2015. We launched our mobile app in November 2016.

Our holding company, Soulgate Inc., was incorporated in May 2017. Soulgate Inc. then established a wholly owned subsidiary in Hong Kong, Soulgate Hongkong Limited, in May 2017. In August 2017, Soulgate Hongkong Limited established a wholly owned subsidiary in China, Shanghai Soul Technology Co., Ltd., or our WFOE. In August 2017, we gained control over our VIE through our WFOE by entering into a series of contractual arrangements with our VIE and its shareholders. In September 2019, Soulgate Inc. established another wholly owned subsidiary in Hong Kong, Soulgate Egg Holdings Limited, for the purpose of expanding our business to markets outside of China. Two wholly owned subsidiaries of our VIE in China, Shanghai Huxingren Information Technology Co., Ltd. and Nanjing Huxingren Technology Co., Ltd., were established in October and December 2020, respectively.

The following diagram illustrates our corporate structure, including our subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

Note:

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their overallotment option. Voting power percentage of a person is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Our Memorandum and Articles of Association.”
(3)

Shareholders of our VIE and their respective shareholdings in our VIE and relationships with our company are (i) Ms. Lu Zhang (84.0%), our founder, chairwoman and chief executive officer; (ii) Beijing Mingjun Investment Management Co., Ltd. (4.9%), a company incorporated in the PRC and an affiliate of Mingjun Capital Limited, which is a holder of our ordinary shares; (iii) Shanghai Jianming Enterprise Management Co., Ltd. (4.8%), a company incorporated in the PRC and an affiliate of J&M Capital Limited, which is a holder of our ordinary shares; (iv) Zhuanlian Technology (Shenzhen) Co., Ltd. (3.5%), a company incorporated in the PRC and an affiliate of Ventek Limited, which is a holder of our ordinary shares; and (v) Shanghai Moliang Chuangye Investment Center (Limited Partnership) (2.8%), a limited partnership organized in the PRC and managed by MFUND, L.P., which is a holder of our preferred shares. See “Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of our VIE may have actual or potential conflicts of interest with us.”

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is our PRC subsidiary and is a foreign-invested enterprise under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through our VIE based on a series of contractual arrangements by and among our WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

Powers of Attorney. Pursuant to the powers of attorney executed by our VIE’s shareholders, each of them irrevocably authorized our WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in our VIE, including but not limited to (i) proposing to convene or attend shareholder meetings, (ii) receiving notifications of any procedures with respect to shareholder meetings, (iii) exercising voting rights with respect to any matters discussed in shareholder meetings, (iv) signing and delivering any written resolutions and minutes, (v) selling, transferring, pledging or disposing of equity interests in part or in whole, (vi) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of our VIE, (vii) approving annual budget and declaring dividends, (viii) approving amendments of articles, and (iv) exercising all other rights conferred by our VIE’s memorandum and articles and relevant laws and regulations. The powers of attorney remain irrevocably effective as long as such VIE shareholders remain as our VIE’s shareholders, unless otherwise instructed by our WFOE.

Loan Agreement. Pursuant to the loan agreement between our WFOE and Ms. Lu Zhang, a shareholder of our VIE and our chief executive officer, our WFOE made certain loan to Ms. Zhang solely for the purpose of operating our VIE’s business. Pursuant to the loan agreement, Ms. Zhang shall repay the loan by the transfer of all her equity interest in our VIE to our WFOE or its designated person(s) pursuant to the exclusive call option agreement to be described below. Ms. Zhang must pay all the proceeds from transfer of such equity interest to our WFOE. In the event that Ms. Zhang transfers her equity interest to our WFOE or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to our WFOE as the loan interest. The loan must be repaid immediately when permitted by PRC laws at our WFOE’s request. The term of loan is ten years and will be extended automatically for another ten years on each expiration.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among our WFOE, our VIE and its shareholders, our VIE’s shareholders pledged all of their equity interests of our VIE to our WFOE as security for performance of the obligations of our VIE and its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement, the powers of attorney and the loan agreement (in the case of Ms. Lu Zhang). During the term of the equity interest pledge agreement, our WFOE has the right to receive all of our VIE’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, our WFOE, as pledgee, will have the right to auction or sell all or part of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. Our WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. Our VIE and its shareholders undertake that, without the prior written consent of our WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the powers of attorney.

In July and August 2020, we have completed the registration of the equity interest pledge under the equity interest pledge agreement in relation to our VIE with the relevant office of the State Administration for Market Regulation in accordance with applicable PRC laws and regulations.

Agreement that allows us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between our WFOE and our VIE, our WFOE has the exclusive right to provide or designate any third-party to provide, among other things, permission of intellectual property rights, technological support, business support and related consultancy services to our VIE. In exchange, our VIE pays service fees to our WFOE in an amount equal to our VIE’s annual revenue minus costs and expenses agreed to by our WFOE and can be adjusted by our WFOE without the consent of our VIE. Without the prior written consent of our WFOE, our VIE cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Our WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement will remain effective unless otherwise terminated according to PRC law. Our WFOE may terminate the exclusive business cooperation agreement unilaterally with a 30-day written notice.

Agreements that provide us with the option to purchase the equity interests in our VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement among our WFOE, our VIE and its shareholders, each of the shareholders of our VIE has irrevocably granted our WFOE an exclusive call option to purchase, or designate a third-party to purchase, all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at our WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of our VIE shall promptly give all considerations they received from the exercise of the options to our WFOE or its designee(s). Our VIE and/or its shareholders covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) sell, transfer, pledge or otherwise dispose of their equity interests in our VIE, or create any encumbrance on their equity interests in our VIE, except for those encumbrances created by our VIE’s shareholders on our VIE under the equity interest pledge agreement; (ii) amend our VIE’s articles of association, or change our VIE’s registered capital or shareholding structure; (iii) cause our VIE to enter into any material contract, being contracts with value exceeding RMB100,000, except in the ordinary course of business; (iv) allow our VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate our VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by our WFOE, our VIE shall immediately distribute all distributable profits to its shareholders; (vii) sell, transfer, mortgage or otherwise dispose of any of our VIE’s assets or allow any encumbrance of any assets; or (viii) terminate, liquidate or dissolve our VIE. The exclusive call option agreement can be terminated by us unilaterally with a 30-day written notice, or it will be terminated when the entire equity interests in our VIE have been transferred to our WFOE or its designee(s) pursuant to the agreement.

Spousal Consent Letter. Pursuant to the spousal consent letter executed by the spouse of Ms. Lu Zhang, the sole individual shareholder of our VIE and our chief executive officer, the signing spouse unconditionally and irrevocably agreed that the equity interest in our VIE held by and registered in the name of such shareholder be disposed of in accordance with the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreement, the loan agreement and the power of attorney described above, and that such shareholder may perform, amend or terminate such agreements without the signing spouse’s consent. Additionally, the signing spouse agreed not to assert any rights over the equity interest in our VIE held by such shareholder. In addition, in the event that the signing spouse obtains any equity interest in our VIE held by such shareholder for any reason, he agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of Shihui Partners, our PRC legal counsel:

•

the ownership structures of our VIE and our WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks relating to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law” and “Risk Factors—Risks relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss and cash flows data for the years ended December 31, 2019 and 2020, and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss and cash flows data for the three months ended March 31, 2020 and 2021, and selected consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Comprehensive Loss:
Revenues	70,707	498,013	76,324	66,211	238,246	36,363
Cost and expenses
Cost of revenues	(36,214)	(95,489)	(14,634)	(17,148)	(34,125)	(5,208)
Selling and marketing expenses	(204,516)	(621,234)	(95,208)	(54,835)	(470,868)	(71,868)
Technology and development expenses	(95,823)	(180,556)	(27,671)	(34,242)	(81,590)	(12,453)
General and administrative expenses	(35,727)	(89,625)	(13,736)	(13,165)	(34,225)	(5,224)

Total cost and expenses(1)	(372,280)	(986,904)	(151,250)	(119,390)	(620,808)	(94,754)

Operating loss	(301,573)	(488,891)	(74,926)	(53,179)	(382,561)	(58,390)

Gains on sales of short-term investments	1,074	180	28	180	—	—
Interest income	953	570	87	218	51	8

Loss before income taxes	(299,546)	(488,141)	(74,811)	(52,781)	(382,511)	(58,383)

Income tax expense	—	—	—	—	—	—
Net loss	(299,546)	(488,141)	(74,811)	(52,781)	(382,511)	(58,383)
Accretion and modification of Redeemable Convertible Preferred Shares	(49,156)	(112,727)	(17,276)	(12,372)	(27,066)	(4,131)

Net loss attributable to ordinary shareholders	(348,703)	(600,868)	(92,087)	(65,153)	(409,576)	(62,514)

Net loss per ordinary share
Basic and diluted	(5.22)	(9.10)	(1.39)	(0.97)	(6.24)	(0.95)

Weighted average number of shares outstanding used in computing net loss per ordinary share
Basic and diluted	66,842,764	66,063,941	66,063,941	66,842,764	65,612,156	65,612,156

Notes:

(1)	Share-based compensation expenses were allocated as follows during the indicated periods:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,342	3,003	460	893	1,164	178
Selling and marketing expenses	170	519	80	168	319	49
Technology and development expenses	4,186	11,020	1,689	2,567	4,046	618
General and administrative expenses	731	6,604	1,012	1,039	2,057	314

Total	6,429	21,146	3,241	4,668	7,586	1,158

The following table presents our selected consolidated balance sheets data as of December 31, 2019 and 2020 and as of March 31, 2021:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	41,205	626,031	95,943	475,392	72,559
Short-term investments	50,029	—	—	—	—
Prepayments and other current assets	29,976	53,474	8,195	79,075	12,069
Total current assets	121,210	691,305	105,947	571,805	87,274
Total assets	123,708	701,312	107,481	583,989	89,134
Deferred revenue	12,319	34,516	5,290	42,103	6,426
Accrued expenses and other current liabilities	50,551	284,093	43,539	532,515	81,278
Total liabilities	62,871	319,588	48,979	575,603	87,854
Total mezzanine equity	688,671	1,622,714	248,692	1,661,373	253,575
Total shareholders’ deficit	(627,833)	(1,240,991)	(190,190)	(1,652,988)	(252,295)

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash used in operating activities	(284,262)	(244,788)	(37,515)	(24,991)	(152,567)	(23,286)
Net cash (used in)/provided by investing activities	(51,410)	42,143	6,459	50,098	1,288	197
Net cash (used in)/provided by financing activities	(8,711)	848,910	130,101	—	(1,042)	(159)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8,725)	(61,440)	(9,416)	46	1,682	257
Net (decrease)/increase in cash and cash equivalents	(353,108)	584,826	89,628	25,153	(150,639)	(22,992)
Cash and cash equivalents at the beginning of the year/period	394,314	41,205	6,315	41,205	626,031	95,551
Cash and cash equivalents at the end of the year/period	41,205	626,031	95,943	66,358	475,392	72,559

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current expectations and views of future events, which may involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Our Soul app is an algorithm-driven online social playground, where young generations in China connect and build social relationships in a “soul”cial metaverse. We provide a virtual universe for Soulers to freely express their aspirations and personality with virtual identities, removing unnecessary social hurdle, allowing our users to interact more comfortably and effortlessly. Soulers connect with each other, generate multi-media content, explore other’s lives and draw inspiration from other Soulers with similar interests and personalities.

We are still in an early stage of monetization. We generate revenues primarily through value-added services. Users can acquire virtual items such as virtual gifts and avatars, through Soul Coins, the virtual currency used on our mobile app. Users who subscribe to our membership can enjoy various time-based privileges during the membership period, such as access to members-only virtual items and enhanced social networking functionalities.

Selling and marketing expenses comprise a majority of our operating expenses, consisting primarily of advertising expenses. We promote our Soul app primarily through advertisements placed in popular mobile apps and major app stores. Recently, we have implemented several innovative initiatives to further promote our Soul app, such as co-branding with other renowned brands, collaborations with variety shows, and offline events and exhibitions.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online social platforms, including:

•	User preferences and overall trend in China’s social networking and social media industries;

•	Growth and competitive landscape of China’s social networking and social media industries;

•	Governmental policies and initiatives affecting China’s social networking and social media industries; and

•	Seasonality affecting young generations’ leisure time, in particular summer and winter vacations for students.

Unfavorable changes in any of the above industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Our results of operations, financial condition, and the period-to-period comparability of our financial results have been, and are expected to continue to be, more specifically affected by the below factors:

Our ability to expand our user base as well as maintain and enhance user engagement

Our ability to attract and grow our user base and to maintain and enhance user engagement is fundamental to the success of our business. Soul is a leading online social networking platform in China in terms of MAUs in

March 2021, with one of the highest Generation Z user percentages, according to the iResearch Report. In 2019 and 2020, we had average MAUs of 11.5 million and 20.8 million, respectively, representing a growth rate of 80.7%. In the three months ended March 31, 2021, we had average MAUs of 32.3 million.

Our ability to attract and grow our user base and to maintain and enhance user engagement depends on, among other things, our ability to continue to cultivate an engaging and warm community, facilitate genuine and long-term interpersonal connections among our users, roll out fun and attractive new features on our Soul app, attract more users through word-of-mouth and advertisement marketing, and improve our user recommendation and content monitoring capabilities to improve user experience.

Our ability to effectively enhance monetization

Currently, our Soul app is offered free-of-charge and users can use most of our functions for free. Our revenues are primarily generated from value-added services including virtual items and membership privileges, which we started offering in 2019. Soul Coins are virtual currency that can be purchased by our users to buy virtual items and privileges including access to enhanced recommendation opportunities, virtual gifts and avatars. Users who subscribe to our membership can enjoy a variety of time-based privileges such as access to members-only virtual items, discounts for virtual items and enhanced social networking functionalities.

Our revenues are driven primarily by the number of average monthly paying users and average monthly revenues generated per paying user. We define the number of monthly paying users in a given month as the number of users who has paid for our value-added service in that month. We define average monthly paying users in a given period by adding the numbers of the monthly paying users for each month in that period and divide sum by the number of months in that period. We define average monthly revenues generated per paying user in a given period as the result of dividing revenues generated from paying users in the period by the sum of the numbers of monthly paying users in each month of the same period. In 2019, 2020 and the three months ended March 31, 2021, our numbers of average monthly paying users were 268.9 thousand, 929.3 thousand and 1,544.5 thousand, respectively, and our average monthly revenues per paying user were RMB21.9, RMB43.5 and RMB48.6, respectively. The increases were primarily driven by increases in our MAUs, as well as increased user engagement on our mobile app and the new and attractive value-added services that we have rolled out. We also use average monthly paying ratio in a given period to measure our effectiveness in converting non-paying users to paying users. Average monthly paying ratio in a given period is defined as the result of dividing the average monthly paying users in the period by the average MAUs in the period. Our average monthly paying ratio was 2.3%, 4.5% and 4.8% for 2019, 2020 and the three months ended March 31, 2021, respectively. Our ability to increase the number of paying users depends on, among other things, our ability to continually roll out more attractive functions and our ability to implement dynamic and precise pricing.

We started generating revenues from advertising services in the third quarter of 2020. Our advertising revenues are driven by our advertiser base, satisfaction level of advertisers and advertising pricing, which in turn largely hinge upon our ability to maintain a growing and engaged user base that is attractive to our advertisers. We plan to actively promote our advertising services. In the future, we plan to expand our monetization models to further enhance our ability to generate revenues.

We started generating revenues from our Giftmoji services in the first quarter of 2021. Giftmojis are virtual presents redeemable for physical gifts that Soulers can send each other. The physical gifts are offered by our vendor partners. We partner with vendors popular among the young generations to provide these virtual presents for sale on our Soul app. Users purchase Giftmojis on our Soul app and send them to other users, who can redeem the merchandises offline from our vendor partners. We negotiate with vendor partners for specific amounts of fees that we pay them when Soulers redeem Giftmojis, and we sell Giftmojis to Soulers for prices set by us. When Soulers redeem Giftmojis with vendors, we pay vendors the pre-negotiated fees and earn the difference in prices.

Our ability to manage our selling and marketing expenses

Our ability to manage and control our costs and expenses is critical to the performance of our business. Our selling and marketing expenses, which comprise a majority of our cost and expenses, consist primarily of advertising expenses. In 2019 and 2020, our advertising expenses were RMB196.6 million and RMB602.1 million (US$92.3 million), respectively, representing 278.1% and 120.9% of our revenues, respectively. In the three months ended March 31, 2020 and 2021, our advertising expenses were RMB52.4 million and RMB459.7 million (US$70.2 million), respectively, representing 79.1% and 192.9% of our revenues, respectively. We strive to continually improve our sales and marketing efficiency by utilizing emerging and innovative marketing tools. We expect the absolute amount of our advertising expenses to continue to increase as we expand our business.

Effective investment in technology

We have invested substantially in our proprietary recommendation algorithm, content monitoring capabilities and other areas of our technological infrastructure. Technology and development expenses comprise a substantial part of our cost and expenses. In 2019 and 2020, our technology and development expenses were RMB95.8 million and RMB180.6 million (US$27.7 million), respectively, representing 135.5% and 36.3% of our revenues, respectively. In the three months ended March 31, 2020 and March 31, 2021, our technology and development expenses were RMB34.2 million and RMB81.6 million (US$12.5 million), respectively, representing 51.7% and 34.2% of our revenues, respectively. Our technology and development expenses are primarily technology infrastructure costs and salaries to our technology and development staff. As of March 31, 2021, technology and development staff consisted 29.9% of our total headcount. We intend to control our technology infrastructure costs through continued innovation and by increasing our operational efficiency.

Impact of the COVID-19 Pandemic on Our Business

Although the COVID-19 pandemic has caused general business disruption in China and the rest of the world, we have experienced an increase in our operational performance, user base and user engagement in the first half of 2020. In an effort to contain the spread of COVID-19, China took precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others. As people have more disposable time and attention span at home, they are more likely to start using our app, extend their time-spent and cultivate more connections.

We have witnessed growth in our operational performance, user base, user engagement and willingness to pay since the end of the first half of 2020, when the pandemic had been largely contained in China; however, the duration and the development of the pandemic and its impact on our business are difficult to predict. For additional details, see “Risk Factors—Risks Relating to Our Business and Industry—The ongoing outbreak of COVID-19 could adversely affect our business, results of operations and financial condition.”

Key Components of Results of Operations

Revenues

We derive substantially all of our revenues from operating our mobile app and providing value-added services to our users for the years ended December 31, 2019 and 2020, and in the three months ended March 31, 2021. Users can purchase Soul Coins or subscribe to membership to unlock value-added services, including various virtual items and membership privileges on our platform.

Cost of revenues

Cost of revenues consists primarily of (i) commission fees paid to third-party payment platforms and (ii) personnel salary and welfare related to operation of our mobile app. The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Cost of revenues
Commission fees paid to third-party payment platforms	10,028	14.2	60,114	9,213	12.1	9,785	14.8	19,591	2,990	8.2
Personnel salary and welfare	21,463	30.4	31,829	4,878	6.4	6,624	10.0	13,199	2,015	5.5
Others	4,723	6.7	3,546	543	0.7	739	1.1	1,335	204	0.6

Total	36,214	51.2	95,489	14,634	19.2	17,148	25.9	34,125	5,208	14.3

Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses. Advertising expenses consist primarily of online advertisements to promote our brand and services. The following table sets forth the components of our selling and marketing expenses by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Selling and marketing expenses
Advertising expenses	196,605	278.1	602,077	92,272	120.9	52,377	79.1	459,680	70,161	192.9
Others	7,911	11.2	19,157	2,936	3.8	2,457	3.7	11,188	1,708	4.7

Total	204,516	289.2	621,234	95,208	124.7	54,835	82.8	470,868	71,868	197.6

Technology and development expenses

Our technology and development expenses consist primarily of (i) personnel salary and welfare expenses for technology and development staff, and (ii) technology infrastructure expenses, which mainly include servers and cloud infrastructure costs. The following table sets forth the components of our technology and development expenses by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Technology and development expenses
Personnel salary and welfare	41,045	58.0	90,684	13,898	18.2	16,532	25.0	42,304	6,457	17.8
Technology infrastructure costs	48,476	68.6	83,589	12,811	16.8	17,204	26.0	36,638	5,592	15.4
Others	6,302	8.9	6,282	963	1.3	506	0.8	2,648	404	1.1

Total	95,823	135.5	180,556	27,671	36.3	34,242	51.7	81,590	12,453	34.2

General and administrative expenses

Our general and administrative expenses mainly consist of professional service fees and personnel salaries and welfare.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, our company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate for taxable income generated from the operations in Hong Kong since April 1, 2018. For the first HK$2.0 million of assessable profits, we are subject to a profits tax rate of 8.25%, and the subsequent profits are taxed at 16.5%. We are exempted from the Hong Kong income tax on our foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong profits tax was made as we had no assessable profit that was subject to Hong Kong profits tax during 2019 and 2020.

PRC

Generally, our PRC subsidiary, VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law at the statutory income tax rate of 25%. Our services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with PRC tax rules. We are applying for our VIE to be qualified as a High and New Technology Enterprise, or HNTE, which would reduce its enterprise income tax rate to 15%.

We had no current income tax expenses in 2019 and 2020, as we had no taxable income in those years. As of December 31, 2020, we had net operating loss carry forwards of RMB326.3 million (US$50.0 million), attributable to our PRC subsidiary, VIE and VIE’s subsidiaries. The losses carried forward by our PRC companies will expire during the period from year 2023 to year 2026. We have provided full valuation allowance for the deferred income tax assets as of December 31, 2019 and 2020, as we think that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future.

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Such Hong Kong subsidiary shall gather and retain the relevant materials as required for further inspection, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	70,707	100.0	498,013	76,324	100.0	66,211	100.0	238,246	36,363	100.0
Cost and expenses
Cost of revenues	(36,214)	(51.2)	(95,489)	(14,634)	(19.2)	(17,148)	(25.9)	(34,125)	(5,208)	(14.3)
Selling and marketing expenses	(204,516)	(289.2)	(621,234)	(95,208)	(124.7)	(54,835)	(82.8)	(470,868)	(71,868)	(197.6)
Technology and development expenses	(95,823)	(135.5)	(180,556)	(27,671)	(36.3)	(34,242)	(51.7)	(81,590)	(12,453)	(34.2)
General and administrative expenses	(35,727)	(50.5)	(89,625)	(13,736)	(18.0)	(13,165)	(19.9)	(34,225)	(5,224)	(14.4)

Total cost and expenses(1)	(372,280)	(526.5)	(986,904)	(151,250)	(198.2)	(119,390)	(180.3)	(620,808)	(94,754)	(260.6)

Operating loss	(301,573)	(426.5)	(488,891)	(74,926)	(98.2)	(53,179)	(80.3)	(382,561)	(58,390)	(160.6)

Gains on sales of short-term investments	1,074	1.5	180	28	0.0	180	0.3	—	—	—
Interest income	953	1.3	570	87	0.1	218	0.3	51	8	0.0

Loss before income tax expenses	(299,546)	(423.6)	(488,141)	(74,811)	(98.0)	(52,781)	(79.7)	(382,511)	(58,383)	(160.6)

Income tax expenses	—	—	—	—	—	—	—	—	—	—
Net loss	(299,546)	(423.6)	(488,141)	(74,811)	(98.0)	(52,781)	(79.7)	(382,511)	(58,383)	(160.6)

Notes:

(1)	Share-based compensation expenses were allocated as follows during the indicated periods:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,342	3,003	460	893	1,164	178
Selling and marketing expenses	170	519	80	168	319	49
Technology and development expenses	4,186	11,020	1,689	2,567	4,046	618
General and administrative expenses	731	6,604	1,012	1,039	2,057	314

Total	6,429	21,146	3,241	4,668	7,586	1,158

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Revenues

Our revenues increased by 259.8% from RMB66.2 million in the three months ended March 31, 2020 to RMB238.2 million (US$36.4 million) in the three months ended March 31, 2021. This increase was primarily due to the increase of revenues from value-added services, driven by an increase in the number of average monthly paying users as well as average monthly revenues per paying user. Our average monthly paying users increased by 114.2% from 0.7 million in the three months ended March 31, 2020 to 1.5 million in the three months ended March 31, 2021. Our average monthly revenues per paying user increased by 58.7% from RMB30.6 in the three months ended March 31, 2020 to RMB48.6 in the three months ended March 31, 2021. These increases were in turn mainly driven by an increase in our user base and paying ratio as well as our effort in enriching the offerings of our value-added services, which stimulated more spending of our users. In the three months ended March 31, 2020 and 2021, we had average MAUs of 15.6 million and 32.3 million, respectively, representing a growth rate of 106.3%. Increases in our average MAUs were primarily driven by continued product improvements and our increased recognition among the young generations in China. We started generating revenues from advertising services since the third quarter of 2020, which has also led to the increase of revenues in the three month ended March 31, 2021.

Cost of revenues

Our cost of revenues increased by 99.0% from RMB17.1 million in the three months ended March 31, 2020 to RMB34.1 million (US$5.2 million) in the three months ended March 31, 2021, representing 25.9% and 14.3% of our revenues in the corresponding periods, respectively. The increase was primarily due to an increase in commission fees paid to third-party payment platforms, as well as an increase in personnel salary and welfare cost.

Commission fees paid to third-party payment platforms increased by 100.2% from RMB9.8 million in the three months ended March 31, 2020 to RMB19.6 million (US$3.0 million) in the three months ended March 31, 2021. Our commission fees grew at a lower rate compared with that of our revenues, mainly because of the change in the payment channel mix, which led to a lower average commission fee rate. Our personnel salary and welfare cost increased by 99.3% from RMB6.6 million in the three months ended March 31, 2020 to RMB13.2 million (US$2.0 million) in the three months ended March 31, 2021, which is primarily a result of increased salary and compensation cost due to an increase in the number of employees related to the operation of our mobile app. The number of employees related to mobile app operations and maintenance increased from 91 as of March 31, 2020 to 144 as of March 31, 2021.

Selling and marketing expenses

Our selling and marketing expenses increased by 758.7% from RMB54.8 million in the three months ended March 31, 2020 to RMB470.9 million (US$71.9 million) in the three months ended March 31, 2021. This increase was primarily due to an increase in our advertising expenses.

Our advertising expenses increased from RMB52.4 million in the three months ended March 31, 2020 to RMB459.7 million (US$70.2 million) in the three months ended March 31, 2021. This increase was primarily due to our increased level of advertising activities as well as innovative promotion initiatives. We expect the absolute amounts of our selling and marketing expenses to increase in the foreseeable future as we continue to promote our brand and services.

Technology and development expenses

Our technology and development expenses increased by 138.3% from RMB34.2 million in the three months ended March 31, 2020 to RMB81.6 million (US$12.5 million) in the three months ended March 31, 2021. The increase was primarily due to increases in personnel salary and welfare expense and technology infrastructure costs.

Our personnel salary and welfare expense related to technology and development staff increased by 155.9% from RMB16.5 million in the three months ended March 31, 2020 to RMB42.3 million (US$6.5 million) in the three months ended March 31, 2021. This increase was primarily due to an increase in the number of technology and development employees from 107 as of March 31, 2020 to 264 as of March 31, 2021. Our technology infrastructure costs increased by 113.0% from RMB17.2 million in the three months ended March 31, 2020 to RMB36.6 million (US$5.6 million) in the three months ended March 31, 2021, primarily due to an increase in our usage of cloud storage space.

General and administrative expenses

Our general and administrative expenses increased by 160.0% from RMB13.2 million in the three months ended March 31, 2020 to RMB34.2 million (US$5.2 million) in the three months ended March 31, 2021. The increase is primarily due to increases in personnel salary and welfare related to general and administrative staff and in professional service fees.

Operating loss

As a result of the foregoing, we recorded an operating loss of RMB53.2 million in the three months ended March 31, 2020 and an operating loss of RMB382.6 million (US$58.4 million) in the three months ended March 31, 2021.

Net loss

We recorded a net loss of RMB382.5 million (US$58.4 million) for the three months ended March 31, 2021, compared to a net loss of RMB52.8 million for the three months ended March 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 604.3% from RMB70.7 million in 2019 to RMB498.0 million (US$76.3 million) in 2020. This increase was primarily due to the increase of revenues from value-added services, driven by an increase in the number of average monthly paying users as well as average monthly revenues per paying user. Our average monthly paying users increased by 245.6% from 268.9 thousand in 2019 to 929.3 thousand in 2020. Our average monthly revenues per paying user increased by 98.6% from RMB21.9 in 2019 to RMB43.5 in 2020. These increases were in turn mainly driven by an increase in our user base and paying ratio as well as our effort in enriching the offerings of our value-added services, which stimulated more spending of our users. In 2019 and 2020, we had average MAUs of 11.5 million and 20.8 million, respectively, representing a growth rate of 80.7%. Increases in our average MAUs were primarily driven by continued product improvements and our increased recognition among the young generations in China. Our average monthly paying ratio was 2.3% and 4.5% for 2019 and 2020, respectively. We started generating revenues from advertising services since the third quarter of 2020, which has also led to the increase of revenues in 2020.

Cost of revenues

Our cost of revenues increased by 163.7% from RMB36.2 million in 2019 to RMB95.5 million (US$14.6 million) in 2020. The increase was primarily due to an increase in commission fees paid to third-party payment platforms, as well as an increase in personnel salary and welfare cost.

Commission fees paid to third-party payment platforms increased by 499.5% from RMB10.0 million in 2019 to RMB60.1 million (US$9.2 million) in 2020. Our commission fees grew at a lower rate compared with that of our revenues did, mainly because of the change in the payment channel mix, which led to a lower average commission fee rate. Our personnel salary and welfare cost increased by 48.3% from RMB21.5 million in 2019 to RMB31.8 million (US$4.9 million) in 2020, which is primarily a result of higher salary levels and an increase in the number of employees related to the operation of our mobile app. The number of employees related to mobile app operations and maintenance increased from 95 as of December 31, 2019 to 111 as of December 31, 2020.

Selling and marketing expenses

Our selling and marketing expenses increased by 203.8% from RMB204.5 million in 2019 to RMB621.2 million (US$95.2 million) in 2020. This increase was primarily due to an increase in our advertising expenses.

Our advertising expenses increased from RMB196.6 million in 2019 to RMB602.1 million (US$92.3 million) in 2020. This increase was primarily due to our increased level of advertising activities as well as innovative promotion initiatives.

Technology and development expenses

Our technology and development expenses increased by 88.4% from RMB95.8 million in 2019 to RMB180.6 million (US$27.7 million) in 2020. The increase was primarily due to an increase in personnel salary and welfare expense and technology infrastructure costs.

Our personnel salary and welfare expense related to technology and development staff increased by 120.9% from RMB41.0 million in 2019 to RMB90.7 million (US$13.9 million) in 2020. This increase was primarily due to an increase in the number of technology and development employees from 108 as of December 31, 2019 to 219 as of December 31, 2020. Our technology infrastructure costs increased by 72.4% from RMB48.5 million in 2019 to RMB83.6 million (US$12.8 million) in 2020, primarily due to an increase in our usage of cloud storage space.

General and administrative expenses

Our general and administrative expenses increased by 150.9% from RMB35.7 million in 2019 to RMB89.6 million (US$13.7 million) in 2020. The increase is primarily due to increases in personnel salary and welfare related to general and administrative staff and in professional service fees.

Operating loss

As a result of the foregoing, we recorded an operating loss of RMB301.6 million in 2019 and an operating loss of RMB488.9 million (US$74.9 million) in 2020.

Net loss

We recorded a net loss of RMB488.1 million (US$74.8 million) in 2020, compared to a net loss of RMB299.5 million in 2019.

Selected Quarterly Results of Operation

The following table sets forth our unaudited consolidated quarterly results of operations for each of the nine quarters from January 1, 2019 to March 31, 2021. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operations for the quarters presented.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(RMB in thousands)
Revenues	5,333	8,419	14,613	42,341	66,211	99,134	148,685	183,982	238,246
Cost and expenses
Cost of revenues	(7,217)	(7,982)	(7,650)	(13,364)	(17,148)	(23,130)	(27,399)	(27,813)	(34,125)
Selling and marketing expenses	(105,766)	(55,982)	(7,000)	(35,768)	(54,835)	(62,692)	(212,650)	(291,058)	(470,868)
Technology and development expenses	(19,341)	(24,494)	(23,267)	(28,720)	(34,242)	(35,410)	(47,985)	(62,918)	(81,590)
General and administrative expenses	(9,492)	(5,953)	(8,870)	(11,412)	(13,165)	(18,313)	(24,229)	(33,919)	(34,225)
Total costs and expenses	(141,816)	(94,412)	(46,788)	(89,264)	(119,390)	(139,544)	(312,262)	(415,707)	(620,808)
Operating loss	(136,483)	(85,993)	(32,174)	(46,923)	(53,179)	(40,410)	(163,577)	(231,725)	(382,561)
Gains on sales of short-term investments	—	195	580	299	180	—	—	—	—
Interest income	277	109	271	295	218	217	78	57	51
Loss before income tax	(136,206)	(85,688)	(31,324)	(46,329)	(52,781)	(40,194)	(163,499)	(231,668)	(382,511)
Income tax expense	—	—	—	—	—	—	—	—	—
Net loss	(136,206)	(85,688)	(31,324)	(46,329)	(52,781)	(40,194)	(163,499)	(231,668)	(382,511)

Our revenues increased steadily in these periods, in each quarter of 2020 compared with the same quarter in 2019, as well as the first quarter of 2021 compared to that of 2020, primarily because of a general trend of significant growth in our key operating metrics, as well as diversification in our monetization avenues. We had not experienced any significant seasonality in 2019, 2020 and the first quarter of 2021 in general. Since we started offering value-added services in 2019, our revenues increased significantly every quarter. Our revenues increased during the third quarter of 2019, when our app was temporarily suspended from being downloaded from all app stores, as existing users could still access our app during the period and paying users continued to increase their spending. Despite the decrease in average MAUs and DAUs between the second and third quarters of 2019, we witnessed growth in the number of paying users, paying ratio and average revenue per paying user, partly because of the new value-added services launched in the third quarter of 2019. By the time our app became available to be downloaded from the app stores in September 2019, we had enhanced our value-added services to offer more use cases, which caused a significant increase in our revenues in the fourth quarter of 2019.

Our cost of revenue generally increased during these periods, primarily attributable to increases in commission fees paid to third-party payment platforms as our revenues increased. Our cost of revenues stayed stable from the second to the third quarter of 2019 while our revenues increased, primarily because of a decrease in our staff costs related to our value-added services due to a decrease in headcount, offset by an increase in commission fees paid to third-party payment platforms. Our cost of revenues stayed stable from the third to the fourth quarter of 2020 while our revenues increased, primarily because of the change in the payment channel mix in the fourth quarter of 2020, which resulted in a decrease in our average commission fee rate. The selling and marketing expenses fluctuated in 2019, especially in the third quarter, primarily because we decreased our marketing efforts during the suspension period discussed above and later resumed them after our app was back on. Our selling and marketing expenses increased significantly in the third and fourth quarters of 2020, as we engaged in a series of marketing campaigns to raise the brand awareness and brand image of our app. Our technology and development expense also increased steadily with minor fluctuation as we continue to invest in the development of new features on our mobile app and our technology infrastructure. Our general and administrative expenses increased steadily in 2020 due to an increase of our general and administrative personnel related costs as well as professional services fees.

Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(284,262)	(244,788)	(37,515)	(24,991)	(152,567)	(23,286)
Net cash (used in)/provided by investing activities	(51,410)	42,143	6,459	50,098	1,288	197
Net cash (used in)/provided by financing activities	(8,711)	848,910	130,101	—	(1,042)	(159)
Effect of exchange rate changes on cash and cash equivalents	(8,725)	(61,440)	(9,416)	46	1,682	257
Net (decrease)/increase in cash and cash equivalents	(353,108)	584,826	89,628	25,153	(150,639)	(22,992)
Cash and cash equivalents at the beginning of the year/period	394,314	41,205	6,315	41,205	626,031	95,551
Cash and cash equivalents at the end of the year/period	41,205	626,031	95,943	66,358	475,392	72,559

To date, we have financed our operating and investing activities mainly through cash from historical equity financing activities. As of December 31, 2019, 2020 and March 31, 2021, our cash and cash equivalents were RMB41.2 million, RMB626.0 million (US$95.9 million) and RMB475.4 million (US$72.6 million), respectively. Our cash and cash equivalents generally consist of cash at bank and term deposits, which have original maturities of three months or less and are readily converted to known amounts of cash. As of December 31, 2019 and 2020 and March 31, 2021, our short-term investments were RMB50.0 million, nil and nil, respectively. Our short-term investments generally consist of financial products issued by financial institutions.

We believe our existing cash and cash equivalents balance as of March 31, 2021 is sufficient to fund our ongoing working capital, investing, and financing requirements for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, headcount, sales and marketing activities, technology and development efforts, and the introduction of new features, services, acquisitions, and continued user engagement.

As of March 31, 2021, 17.6% of our cash and cash equivalents were held in mainland China, 39.3% of which were denominated in Renminbi and 60.7% of which were denominated in US$; 0.1% of our cash were held in Hong Kong S.A.R, substantially all of which was denominated in US$. As of the same date, 82.3% of our cash and cash equivalents were held in bank accounts in the United States and denominated in US$.

The COVID-19 pandemic did not result in any impairments, allowances, charges or changes in accounting judgments on our balance sheet in the year ended December 31, 2020.

Although we consolidate the results of our VIE, we only control our VIE through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary and VIE, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, our VIE and its subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash used in operating activities in the three months ended March 31, 2021 was RMB152.6 million (US$23.3 million). The difference between net cash used in operating activities and net loss of RMB382.5 million (US$58.4 million) in the same period was primarily the result of (i) noncash items that primarily include share-based compensation of RMB7.6 million (US$1.2 million), and (ii) a decrease in working capital that mainly resulted from an increase in accrued expenses and other current liabilities of RMB245.2 million (US$37.4 million) and an increase in deferred revenue of RMB7.6 million (US$1.2 million), partially offset by an increase in prepayments and other current assets of RMB25.3 million (US$3.9 million) and an increase in accounts receivable of RMB5.5 million (US$0.8 million). The increase in accrued expenses and other current liabilities was primarily the result of an increase in advertising expenses payable of RMB216.9 million (US$33.1 million) as a result of our business expansion. The increase in prepayments and other current assets was primarily due to an increase in receivable from third-party payment platforms.

Net cash used in operating activities in 2020 was RMB244.8 million (US$37.5 million). The difference between net cash used in operating activities and net loss of RMB488.1 million (US$74.8 million) in the same period was primarily the result of (i) noncash items that primarily include share-based compensation of RMB21.1 million (US$3.2 million) and depreciation of RMB2.2 million (US$0.3 million), and (ii) a decrease in working capital that mainly resulted from an increase in accrued expenses and other current liabilities of RMB230.4 million (US$35.3 million) and an increase in deferred revenue of RMB22.2 million (US$3.4 million), partially offset by an increase in prepayments and other current assets of RMB16.6 million (US$2.5 million) and an increase in accounts receivable of RMB11.8 million (US$1.8 million). The increase in accrued expenses and other current liabilities was primarily the result of an increase in advertising expenses payable of RMB187.8 million (US$28.8 million) as a result of our business expansion. The increase in prepayments and other current assets was primarily due to an increase in receivable from third-party payment platforms and increase in prepaid advertising expenses.

Net cash used in operating activities in 2019 was RMB284.3 million. The difference between net cash used in operating activities and net loss of RMB299.5 million in the same period was primarily the result of (i) noncash items that primarily include share-based compensation of RMB6.4 million and depreciation of RMB1.6 million, partially offset by gains on sales of short-term investments of RMB1.1 million, and (ii) a decrease in working capital that mainly resulted from an increase in accrued expenses and other current liabilities of RMB23.9 million and an increase in deferred revenue of RMB12.3 million, partially offset by an increase in prepayments and other current assets of RMB27.7 million. The increase in prepayments and other current assets was primarily due to increases in our deductible input VAT and receivable from third-party payment platforms.

Investing Activities

Net cash provided by investing activities in the three months ended March 31, 2021 was RMB1.3 million (US$196.6 thousand), consisting of RMB3.3 million (US$503.7 thousand) proceeds from collection of advances to third parties, partially offset by RMB2.0 million (US$307.1 thousand) used to purchase property and equipment.

Net cash provided by investing activities in 2020 was RMB42.1 million (US$6.5 million), consisting of RMB50.2 million (US$7.7 million) of proceeds from maturity of short-term investments, partially offset by RMB4.7 million (US$0.7 million) used to purchase property and equipment and RMB3.3 million (US$0.5 million) in advances to third parties.

Net cash used in investing activities in 2019 was RMB51.4 million, consisting of (i) RMB402.0 million used to purchase short-term investments, and (ii) RMB2.5 million used to purchase property and equipment, partially offset by RMB353.1 million received from maturity of short-term investments.

Financing Activities

Net cash used in financing activities in the three months ended March 31, 2021 was RMB1.0 million (US$159.0 thousand), which represented payments in relation to this offering.

Net cash provided by financing activities in 2020 was RMB848.9 million (US$130.1 million), consisting of RMB956.7 million (US$146.6 million) proceeds from issuance of Series D-1 and D-2 preferred shares, and partially offset by RMB98.9 million (US$15.2 million) payments for repurchase of ordinary shares and RMB8.6 million (US$1.3 million) payments of issuance costs for Series D-1 and D-2 preferred shares.

Net cash used in financing activities in 2019 was RMB8.7 million, consisting of payments of issuance cost of Series C preferred shares.

Capital Expenditures

Our capital expenditures are primarily related to purchase of computers and other office supplies. Our capital expenditures were RMB2.5 million, RMB4.7 million (US$0.7 million) and RMB2.0 million (US$0.3 million) in 2019 and 2020 and in the three months ended March 31, 2021, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

		For the nine months ending December 31, 2021	For the year ending December 31,
	Total		2022	2023	2024 and after
Operating lease commitments(1)	33,721	14,859	17,247	1,615	—

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices, excluding short-term leases.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our Company’s lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remedy the identified material weakness, we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. We hired a chief financial officer with extensive background in finance. We also hired a financial reporting manager who is AICPA-qualified and has extensive U.S. GAAP financial accounting and reporting experience at a big-four international accounting firm in China. In addition, we have hired two financial reporting staff with Chinese Institute of Certified Public Accountants (CICPA) qualifications, and two with Chartered Tax Adviser (CTA) qualifications.

We intend to hire additional personnel to strengthen the financial reporting function and strengthen our financial and internal control framework. Furthermore, we will continue to enhance our reporting and compliance processes, including fortifying our comprehensive policy and procedure manual, to better allow for early detection, prevention and resolution of potential compliance issues, and enhancing our ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct more regular U.S. GAAP accounting and financial reporting training programs and send our financial staff to attend external U.S. GAAP training courses. We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we may not be able to conclude that it has been fully remedied. See “Risk Factors—Risk Factors Relating to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Holding Company Structure

We are a holding company with no material operations of its own. We currently conduct our operations primarily through our PRC subsidiary, our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiary and our VIE are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Credit risks

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and receivables from third-party payment platforms. As of December 31, 2019 and 2020, substantially all of our cash and cash equivalents and short-term investments were held in major financial institutions located in the United States, Hong Kong and PRC, which management considers to be of high credit quality.

Foreign exchange risk

For our PRC entities, the operating transactions and our assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, or the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because substantially all of our results of operations are denominated in RMB, while our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$            million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$            per ADS, assuming the underwriters do not exercise their option to purchase additional ADSs. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB            to US$1.00 to a rate of

RMB            to US$1.00, will result in an increase of RMB            million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB            to US$1.00 to a rate of RMB                 to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds that we receive from this offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers since January 1, 2018, and recognize revenue as and when control of promised services is transferred to our customers, in an amount that reflects the consideration that the we expect to receive in exchange for those services.

Value-added services

We derive substantially all of our revenues from providing value-added services to our users via operating a social networking platform. Users get free access to basic functionalities on the platform, such as private messaging and content sharing. Users can also, through third-party payment service providers, purchase virtual currency or subscribe to membership to unlock value-added services, including various virtual items and membership privileges on our platform, which are our performance obligations to the paying users of the social networking platform. Revenue derived from the sale of virtual items and memberships are recognized on a gross basis as we are the principal with respect to the fulfillment of the associated promises. As such, where we share a fixed percentage of fees we receive from paying users with third-party payment service providers, such fees are presented as cost of revenues.

Virtual items, which can be acquired through virtual currency, provide access to value-added services including access to enhanced recommendation opportunities, enhanced experience such as virtual gifts and avatars for a limited period of time, etc. Virtual items are categorized as either consumable or durable. Consumable virtual items represent items that can be consumed by a specific user action at a point in time. We recognize revenue attributable to consumable virtual items at the point in time when those items are consumed by a specific user action. Substantially all of durable virtual items are made available to the users over a predetermined period of time, over which we recognize revenue on a straight-line basis related to these durable virtual items. To a lesser extent, certain durable virtual items are made available to the user without any time limits. We recognize revenue related to these durable virtual items on a straight-line basis over an estimated period, which is determined based on the expected service period taking into account all known and relevant information at the time of assessment such as historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users resulting from new information are applied prospectively as changes in estimates.

Membership privileges include various time-based privileges during the membership period, such as access to members-only virtual items, discounts for virtual items and enhanced social networking functionalities. Membership privileges are available to users over the membership period ranging from one month to one year. We recognize revenue relating to membership privileges on a straight-line basis over the membership period.

Advertising services

We provide display-based mobile advertising services to our customers, which allow customers to place advertisements on particular areas of the social networking platform in different formats, including but not limited to launch screen advertisements and feed advertisements, over a period of time. We determine each format of advertisements is a distinct performance obligation, and allocate the total consideration to each performance obligation based on its standalone selling price. Revenues for each performance obligation are recognized ratably over the period that format of advertisements is displayed.

Share-based compensation

We periodically grant share-based awards, mainly including share options to eligible employees and directors, which are subject to service conditions.

Share-based compensation expense for share options granted to employees is measured based on their grant date fair values and recognized over the requisite service period, which is generally the vesting period. We record share-based compensation expenses using straight-line method during the requisite service period and recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected volatility of share price and exercise multiple.

Fair value of our ordinary shares

Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of

(i) at the date of issuance of convertible instruments as one of the inputs in determining the intrinsic value of the beneficial conversion feature, if any; and (ii) at the date of grant of a share-based award to our employees or non-employees as one of the inputs in determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value per Share in US$	Discount Rate	DLOM (Discount for lack of marketability)
2018/12/7	2.00	21.5%	25%
2019/6/30	2.11	21.0%	25%
2019/12/31	2.23	20.5%	20%
2020/3/31	2.32	20.0%	20%
2020/5/14	2.55	19.0%	10%
2020/9/30	4.14	18.0%	10%
2020/12/31	4.57	17.5%	10%
2021/3/31	8.68	17.0%	5%

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as the primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from December 7, 2018 to March 31, 2021. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: our ability to retain competent management, key personnel and staff to support our ongoing operations, and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 17% to 21.5%.

The hybrid method, comprising the probability-weighted expected return method and the option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

Other major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria:

(i) they operate in the online social networking platform and mobile apps industry, and

(ii) they are listed in the United States.

Discount for lack of marketability, or DLOM. DLOM listed in the table above was quantified by the Finnerty’s Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. If the DLOM is used for the valuation is lower the determined fair value of the ordinary shares is higher.

Fair value of our ordinary shares increased from US$2.23 per share as of December 31, 2019 to US$4.57 per share as of December 31, 2020, and further to US$8.68 per share as of March 31, 2021. The increase in fair value was primarily attributable to the following factors:

•

We experienced rapid growth in our user base. We also experienced significant increases in the number of paying users and revenue generated per paying user through our value-added services. As a result, our revenues increased by 604.3% from RMB70.7 million in 2019 to RMB498.0 million (US$76.3 million) in 2020. Our revenues further increased by 259.8% from RMB66.2 million in the three months ended March 31, 2020 to RMB238.2 million (US$36.4 million) in the three months ended March 31, 2021. Therefore, we adjusted our forecast revenue and earnings upward and lowered the discount rate from 20.5% to 17.5%, and further to 17%, when valuing our ordinary shares as of December 31, 2019 and 2020, and March 31, 2021.

•	We successfully secured additional capital by issuing Series D-2 preferred shares in May 2020.

•

As we progressed towards a later stage of development and advanced the progress of this offering, the liquidity of our ordinary shares increases, resulting in a decrease of DLOM from 20% as of December 31, 2019 to 10% as of December 31, 2020, and further to 5% as of March 31, 2021.

•

As our preferred shares would be converted into ordinary shares upon the completion of this offering, the increase in the estimated probability of this offering’s success results in an allocation of a higher portion of our business enterprise value to ordinary shares.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Summary of Significant Accounting Policies—(z) Recent Accounting Pronouncements” of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of the Mobile Social Networking Industry in China

According to the iResearch Report, China has a massive mobile internet user population of 986.0 million as of December 31, 2020, amid the intensified transformation of China’s digital economy and the continuous development of mobile technologies such as 5G telecommunications. Mobile social networking has become a crucial part of China’s mobile internet users’ daily lives, with a penetration of 90.3% as of 2020, according to the iResearch Report.

According to the iResearch Report, China has the world’s largest mobile social networking market in terms of number of users in 2020 with 890.1 million users, and this is expected to grow to 1,060.3 million users in 2024. The market size of China’s mobile social networking reached RMB116.2 billion in 2020, and this is expected to grow at a CAGR of 18.9% from 2020 to 2024, reaching RMB232.2 billion in 2024.

The composition of China’s mobile social networking market mainly consists of revenue from value-added services, or VAS, such as virtual items and membership subscriptions, and revenue from advertising services. According to the iResearch Report, revenues from VAS and advertising contributed 33.5% and 62.9% of the overall mobile social networking market in China in 2020, respectively. It is expected that revenue contribution from VAS will reach 38.7% of the total mobile social networking market in 2024. The following charts set forth historical and future Chinese mobile social networking market size by revenue and total user base:

China’s Mobile Social Networking Market Size by Revenue (in RMB billions) and Total User Base, 2015 – 2024E

Source: the iResearch Report

Notes:

(1)	VAS includes revenue from virtual item purchases, virtual gifting from live streaming and membership subscriptions.
(2)	Others include revenue sharing from video, live e-commerce and media cooperation and IP authorization.

According to the iResearch Report, key trends that drive the growth of China’s mobile social networking market include:

•

Mobile internet as the key social content creation channel. Due to the continuous growth of technologies such as AI, virtual reality and 5G telecommunications, internet users have increasingly turned away from traditional web-based online platforms to mobile platforms for instant expressions and social interactions. Mobile social networking platforms with large user bases incubate massive amount of quality professional generated content and user generated content in various formats, such as articles, pictures, audio, short-form and long-form videos.

•

Young mobile social networking users with longer time spent. Young generations have a strong desire to express themselves through online channels and expand their social circles, compared to other population groups. According to the iResearch Report, 36.4% of the total user base in China’s mobile social networking market were Generation Z in 2020, compared to 32.3% in 2015. Generation Z on average spent 4.8 hours on mobile devices, compared to the national average of 4.3 hours.

•

Increasing willingness to pay on mobile social networking. Chinese mobile social networking users are increasingly willing to pay for mobile content, especially among Generation Z. Mobile social networking platforms in China usually provide personalized value-added services and interest-based social experiences, with significant growth potential in business models such as membership subscriptions and virtual gifting. According to the iResearch Report, the average revenue generated per Generation Z paying user of China’s mobile social networking market has increased from RMB186 in 2015 to RMB512 in 2020, and this is expected to further increase to RMB969 in 2024, while that of all Chinese paying mobile social networking users has also increased from RMB117 in 2015 to RMB315 in 2020, and this is expected to further increase to RMB498 in 2024.

•

Development in AI technologies and innovative interaction methods. The development of AI technologies has made possible more accurate content and people recommendations, which in turn promotes continuous social interactions and content generation on social networking platforms. The development of new ways of interaction on mobile social networking platforms, such as virtual gifting and group voice chats, has increased user retention and engagement, as well as their willingness to pay online.

Evolution of mobile social networking in China

According to the iResearch Report, China is the pioneer in developing new forms of online social networking platforms. After more than two decades of development, distinct online social networks with different functionalities and visions have emerged in China, from communication and information exchange tools to mobile-orientated platforms with multi-dimensional interactive features and media formats.

Stage one: emergence of PC-based social networking (Before 2009)

China’s online social networking first appeared in the late 90s in the form of bulletin board system and forums on PCs, achieving a significant breakthrough from ‘point-to-point” online communications such as emails to “point-to-platform” online social communities. The launch of instant messaging tools and other online social networking service websites on PCs further expanded the monetization channels of the industry, including advertising, membership, value-added services and games.

Stage two: migration to mobile social networking (2010 – 2014)

With the rapid development of mobile internet and the prevalence of smartphones, large-scale social networking platforms gradually started to develop their mobile platforms. With the launch of instant messaging apps and other location-based services social networking platforms, the dichotomy between stranger and acquaintance social networking had emerged, and a new era of the online social networking industry with a focus on the mobile-end emerged.

Stage three: beginning of multi-media, specific interest-focused platforms (2015 – 2018)

China’s mobile social networking industry has witnessed developments of sub-vertical products with multi-dimensional interactive features. Many platforms emerged with specific interests as their cores, such as beauty, traveling and dating. Generation Z became the most active group of users in China’s mobile internet industry, with a strong demand for social products across various content formats ranging from short-form videos to live broadcasting, as well as for a gamified social experience. In the 3.0 era, advertisements, value-added services, virtual gifting and fans rewards were the key monetization methods of mobile social networking platforms.

Stage four: the rise of immersive, interest-based virtual universe (2019 – present)

With the advancement of 5G telecommunications technology, AI and virtual reality, mobile users are able to socialize and interact in “parallel universes” with self-contained immersive communities that allow users to connect with people despite the physical boundaries, restrictions and social hurdles in the real world. According to the iResearch Report, Soul is one of the key next generation mobile social networking platforms, and a leading player in the 4.0 era in China, providing users with brand new virtual identities and allowing them to freely create, share, explore and connect with others based on interests and personalities.

Mobile Social Networking Industry in China Redefined by Generation Z

Generation Z is a key driving force of the evolution of China’s mobile social networking industry, with a total mobile internet user base of 324.1 million and a mobile social networking user base of 324.9 million in 2020, representing a penetration rate of 99.8%, according to the iResearch Report. China’s Generation Z mobile social networking market reached RMB64.8 billion in 2020 and is expected to grow at a CAGR of 22.2% from 2020 to RMB144.4 billion in 2024, faster than the growth of the overall mobile social networking market in China. The percentage of revenue in the mobile social networking market generated by Generation Z is expected to grow from 55.8% in 2019 to 62.2% in 2024. The following charts set forth historical and future Generation Z mobile social networking market size by revenue and user base:

China’s Generation Z Mobile Social Networking Market Size by Revenue (in RMB billions) and Total User Base, 2015A – 2024E

Source: the iResearch Report

Notes:

(1)	VAS includes revenue from virtual item purchases, virtual gifting from live streaming and membership subscriptions.
(2)	Others includes revenue sharing from video, live e-commerce and media cooperation and IP authorization.

Generation Z in China are more receptive of mobile social networking platforms because of the following attributes:

•

Native mobile internet users growing up in an internet era. Generation Z grew up with internet in their lives, especially via mobile as a medium, including social networking, education, entertainment and personal consumption. According to the iResearch Report, the total mobile internet user base of Generation Z in China reached 324.9 million in 2020, indicating a penetration rate of 97.9% of the total Generation Z population in China, significantly higher than the national average of 70.2%.

•

High purchasing power and willingness to spend on virtual content. Generation Z in China grew up in an era of rapid economic growth and was raised in better-educated and wealthier households compared to previous generations. With higher discretionary spending power and openness towards internet-based marketing information, Generation Z have greater propensity to purchase entertainment and virtual items online.

•

Frequent online social interactions. Typically tech-savvy as and the only child of the family, Generation Z in China have a natural affinity with virtual interpersonal relationships. Therefore, they have a stronger demand for online social responses and interactions. Mobile social networking platforms allow Generation Z users to socialize and exchange opinions by sharing, commenting and like. These interactions have also becoming more fun and diversified, further attracting them to online platforms to fulfill their social needs.

•

Strong desire for distinct identity and self-expression. Generation Z are eager to seek various channels to build distinct identity and express creative ideas or views to establish their own unique social image. As a result, many of them are keen online content creators in the form of articles, pictures and videos. Generation Z also tend to be more active in interest-based and lifestyle-centric social networking communities, where they can delineate their personality and find like-minded peers.

The quest of Chinese Generation Z population for high-quality relationships is being underserved by established social networks today. To serve such demand and to successfully capture the massive opportunities of China’s Generation Z mobile social networking market, mobile social networking platforms need to possess the following attributes:

•

Interest and lifestyle-centric. Platforms that accumulate and attract users through similar interest and lifestyle tend to stimulate more active and frequent social interactions, generating quality content and longer user time spent. These platforms are able to facilitate deep and long-term authentic relationships among their users.

•

Innovative interaction functions. Innovative and gamified interaction functions and content of rich media formats are key to satisfy Generation Z’s constant demand for new social networking experience. Successful social networking platforms need to keep rolling out new ways for their users to interact with each other in order to increase user retention. In addition, successfully discerning young generations’ interests and partnering with brands that they associate with are also indispensable elements to a platform’s success.

•

Stress-free social networking experience. Generation Z users have a strong desire to freely express themselves in an inclusive, stress-free environment, which requires social networking platform to build specific features with stringent content monitoring protocol. Functionalities that shield the platforms from the immediate physical social relationships to some extent are highly sought after by users of Generation Z. In addition, a strong anti-phishing and anti-harassment mechanism is also important in creating a warm and welcoming community.

•

AI-empowered content distribution. Users of Generation Z have a need for tailored and targeted content. The massive and multi-dimensional user insights combined with AI-empowered technologies allow social networking platforms to provide decentralized and accurate content distribution, enhancing social experience for their users. Improving data technologies will also help online social platforms better optimize their operation and develop product features catering to Generation Z users’ evolving social needs.

Global Opportunities for Chinese Mobile Social Networking Platforms

Social networking is a universal need across cultures and age groups. There are large populations of young generations across the world with high mobile and online payment penetration rates. As many teenagers and young adults have strong desires to express their aspirations via various content formats, an interactive, open and interest-based social networking platform will serve their needs and are well positioned to tap into these markets.

Leading Chinese mobile social networking platforms have achieved early success overseas. Their market entry strategies are often based on adapting their existing business models in China to meet local preferences, as well as expanding through acquiring overseas businesses.

According to the iResearch Report, the global mobile social networking market, including companies such as Facebook, Twitter, Snap and Pinterest, reached RMB828.8 billion in 2020 and is expected to grow at a CAGR of 14.6% from 2020 to RMB1,431.4 billion in 2024. The total user base of the global mobile social networking market reached 3.4 billion in 2020, and is expected to grow at a CAGR of 5.0% from 2020 to 4.1 billion in 2024.

BUSINESS

Our Mission

Our mission is to build a “soul”cial metaverse.

Overview

The Origins of Soul

Identifying, building and maintaining genuine interpersonal connections are universal and indispensable human needs. While advancements in technology have brought us closer by eradicating physical barriers, paradoxically, they have also made us farther apart than ever by perpetuating and amplifying social inequities and pressures. Meanwhile, the complex scope of human emotions and genuine interpersonal connections have been reduced to one-dimensional digital functions: likes, comments, follows, reacts. Rather than expanding social circles, the social networking platforms today are simplified and diminished continuations of the physical dimension people reside in. While influencers and opinion leaders are given podiums to speak, most people do not get much attention and are wary of judgment, and are therefore reluctant to produce content on social media. We are forced to ask the question: is technology being used to contribute to interpersonal connection, or control it?

We created Soul as an innovative solution to address these issues that were plaguing the current paradigm of online social networking. Soul is a virtual social playground, where people can live in the moment, express themselves and draw inspiration from each other’s creativity. It is appearance-agnostic, interest-driven, decentralized and gamified. Our users, or “Soulers,” create brand new identities in our virtual universe to freely create, share, explore and connect, free of the pressure that often comes with the complex and delicate social relations in the physical world and forging the building blocks for a metaverse that defies the traditional boundaries of social networking and games. In March 2021, we had an average DAUs of 9.1 million. In 2019 and 2020, our average DAUs was 3.3 million and 5.9 million, respectively. We have especially attracted young generations in China, who are native to mobile internet and who therefore more palpably experience the loneliness technologies bring. In March 2021, 73.9% of our average DAUs were born in or after 1990.

What makes young people love Soul

Soul is a leading algorithm-driven online social playground in China in terms of MAUs in March 2021, with the highest number of average daily launches per DAU, as well as one of the highest average daily time-spent per DAU and Generation Z user percentages, according to the iResearch Report. We believe several distinct characteristics of Soul have made us a popular virtual social playground for the young generations of China:

•

Virtual identity. On Soul, no real identities of our users are displayed. Soulers design brand new identities in the form of avatars to portray their cyber personalities and showcase their talents. They are not required to disclose their real identities, locations or ages, creating a safe, stress-free and appearance-agnostic cyber community, away from the complex physical social network surrounding them. Our algorithms are also designed to discourage selfies and self-identifying posts, promising an immersive yet discreet cyber personal space.

•

Interest graph-based. We generate interest graphs for each Souler and travel them to different “planets” based on their passions to connect with other like-minded Soulers. See “—The Soul Experience—Profound heuristic self-discovery.” We accurately recommend to each Souler curated content and other Soulers with similar personalities, lifestyles and interests, enabling more in-depth interactions and more meaningful connections.

•

Decentralization. We employ a decentralized traffic distribution method to ensure that content created by every Souler is distributed equally across the community and receives similar amounts of reach and engagement. This cultivates a welcoming environment where every Souler has a voice on our app, thus encouraging them to continue engaging with the community and creating content.

•

Diverse, rich and authentic content. We have designed a variety of fun, powerful and creative tools for Soulers to create content, share day-to-day lives and express themselves in rich media formats, ranging from customized emojis to casual audio and video stories. Our interest graph-based content and decentralized distribution philosophy stimulate the rise of diverse categories and topics on our app. Soulers are more incentivized to interact with one another and socialize through each other’s content, creating a self-reinforcing cycle.

•

Gamified features. We create an engaging and immersive environment to streamline and encourage user interaction. Soulers are able to interact without the formality of adding each other as friends. Our users are also able to bond with each other through co-experiencing an array of gamified features across many scenarios and media formats, such as our extensive lens filter library, Soul Pets and Animated Partyrooms. The immersive co-experience serves as a stimulus to enhance and encourage more organic and meaningful interactions among Soulers to form deep connection. See “—The Soul Experience—Other gamified interactions.”

•

AI-empowered. We have developed powerful proprietary artificial intelligence and data analytics technologies to advance our content recognition and user labeling capabilities. We empower our platform and enhance user experience by intelligently and accurately curating desired content and connections for every Souler. Our robust AI-based content monitoring system ensures the safety of our users. These technologies work in tandem to create a wholesome and interactive environment for our virtual community to flourish.

•

Wholesome. We recognize that a safe, inclusive and wholesome environment is crucial to encouraging genuine interactions and forging deep connections. We deploy strong anti-harassment and anti-phishing mechanisms to combat unwelcomed behaviors on Soul. Our anti-harassment system and content monitoring capabilities help us preempt and filter out unpleasant messages.

What Soul has achieved so far

We believe that the following metrics demonstrate the outstanding levels of user growth and retention we have achieved in the Soul playground:

•

Growth. In March 2021, the numbers of our MAUs and average DAUs were 33.2 million and 9.1 million, respectively, representing a growth of 109.0% and 94.4% over the same period in 2020, respectively. In 2019 and 2020, our average MAUs were 11.5 million and 20.8 million, respectively. In 2019 and 2020, our average DAUs were 3.3 million and 5.9 million, respectively.

•

Time-spent. Users who used our mobile app in March 2021 spent an average of approximately 40 minutes on our mobile app per day, considerably more than almost all other non-instant messaging centric social networking mobile apps in China, according to the iResearch Report.

•

Retention. 56.4% of the users who used our mobile app in March 2021 were active at least 15 days during the month; these users on average maintained four dialogues per day and sent 68.3 private messages daily during the same month. 78.4% of the users who were active at least 15 days in December 2020 were still active at least 15 days in March 2021.

We have also built an engaging and interactive community.

•

Posts. In March 2021, 35.0% of our MAUs created content, representing one of the highest percentages among social networking mobile apps in China, according to the iResearch Report; in March 2021, each of those who created content on average generated 5.9 new posts a month, creating a total of 67.8 million new posts in the same month.

•	Interactions. In March 2021, posts on Soul received an aggregate of 574 million responses. In the same month, 89.1% of our MAUs interacted with other Soulers on our app.

•

Messages. In March 2021, on average 57.1% of our DAUs engaged in private messaging with an average of 62.0 one-to-one messages per day, creating 10.0 billion monthly one-to-one messages on our mobile app.

•

Spending. In 2019 and 2020, our numbers of average monthly paying users were 268.9 thousand and 929.3 thousand, respectively, and our average monthly revenues per paying user were RMB21.9 and RMB43.5, respectively. In March 2021, our number of paying users was 1.7 million.

We are in the early stage of monetization but have experienced strong growth in revenues. We primarily generate our revenues from value-added services such as virtual items and membership subscriptions on the Soul app. See “—The Soul Experience—Soul Coin.” Our revenues increased by 604.3% from RMB70.7 million in 2019 to RMB498.0 million (US$76.3 million) in 2020. Our revenues increased by 259.8% from RMB66.2 million for the three months ended March 31, 2020 to RMB238.2 million (US$36.4 million) for the same period in 2021. We recorded a net loss of RMB488.1 million (US$74.8 million) in 2020, compared to a net loss of RMB299.5 million in 2019. We recorded net losses of RMB52.8 million and RMB382.5 million (US$58.4 million) for the three months ended March 31, 2020 and 2021, respectively.

Our Strengths

We believe our success to date is largely attributable to the following key competitive strengths:

Leading algorithm-driven social networking platform with large young user base

Soul is a leading algorithm-driven online social networking platform in China in terms of MAUs in March 2021, with the highest number of average daily launches per DAU, as well as one of the highest average daily time-spent per DAU and Generation Z user percentages among all major social networking mobile apps in China, according to the iResearch Report. We benefit from the frequency with which our user base communicates with one another, driving our users to visit Soul 24.2 times each day on average in March 2021, reinforcing the value of our continuous investment in new ways to socialize and communicate.

We focus on helping Soulers build meaningful long-term relationships and discover fun and immersive content that fit their interests. This unique approach has especially attracted young generations in China. 73.9% of our average DAUs belonged to Generation Z, the largest user age group on our mobile app, in March 2021. Soul is one of the most recognized online social networking platforms by Generation Z in China, according to a survey conducted by iResearch in December 2020.

A tightly-knit and fast-growing community keen to create, share, explore and connect

We have built a fast growing and highly engaged user base with a strong sense of belonging. In March 2021, the numbers of our MAUs and average DAUs were 33.2 million and 9.1 million, respectively, representing a growth of 109.0% and 94.4% over the same period in 2019, respectively.

With the unique features of our decentralized and gamified virtual platform, we offer Soulers powerful means for self-expression through brand new identities and social interactions through our interest-based algorithm. In March 2021, on average 57.1% of our DAUs engaged in private messaging with an average of 62.0 one-to-one messages per day, creating 10.0 billion monthly one-to-one messages on our mobile app. User who used our mobile app in March 2021 spent an average of approximately 40 minutes on our mobile app per day, considerably more than almost all other non-instant messaging centric social networking mobile apps in China, according to the iResearch Report.

With our powerful multi-media posting tools, Soulers are actively involved in life-centric content creation and engagement. In March 2021, 35.0% of our MAUs created content, with each of them on average generating 5.9 new posts in the same month, aggregating to 67.8 million new posts on Soul Square, our virtual meeting space for Soulers to see each others’ lives and experiences. During the same month, these posts in total received 574 million responses, with an average of 8.5 responses per post.

Gamified and immersive social experience

We aspire to create a warm and welcoming community for Soulers, where Soulers can explore content that they are interested in and connect with other Soulers with similar interests and personalities.

Our approach to the new generation of social networking eliminates unnecessary social hurdles, such as appearance, popularity and acquaintances, enabling Soulers to interact more comfortably and effortlessly on our mobile app. This allows them to build extendable virtual relationships without unnecessary external social input, fitting the unique social requirements of the young generations in China. The key attributes of our mobile app include:

Interest graph-based and lifestyle-centric: Soulers interact with each other based on topics that fit their interests and lifestyles. We also encourage Soulers to create interest tags for their posts to better attract other Soulers with similar interests. Thus, Soulers are more inclined to express and share their lives on our mobile app while engaging in healthy interactions with other Soulers. Interest tags enable Soulers to sort and filter the vast content on our mobile app, and also provide an avenue for our potential partners to promote their brands and attract targeted users.

Diverse, rich and authentic content: Our decentralized content distribution approach encourages Soulers to generate and interact with diverse content feeds. We enable each Souler to have a voice on our mobile app, providing each of them with equal opportunities to receive quality engagement and interact with content created by other Soulers. Through this sense of belonging, Soulers feel more inclined to post again, creating a self-reinforcing content ecosystem. In March 2021, each post on Soul Square on average received 8.5 responses.

Immersive co-experience. With gamified features such as Soul Pets and Soul Room, we are able to create an immersive yet discreet cyber personal space. The distinct ways that Soulers interact with each other has created an array of subcultures, subgroups, syntax and community rules that are unique and specific to the Soul app, spontaneously formed by the massive amount of Souler interactions and communications.

Proprietary technologies fueling user growth

We leverage our powerful proprietary AI and data analytics technologies to advance our content recognition and user labeling capabilities, enabling us to intelligently curate desired content and relationships for Soulers. Our advanced interest graph depiction system allows us to create 30 interest and personality-based “planets” and 13.5 million user labels to better understand and serve the needs of our users as of the date of this prospectus. Our precise content and user recommendation algorithms stimulates organic and genuine interactions and connections on the Soul app. As of March 31, 2021, we had 264 technology and development staff, representing 29.9% of our full-time employees.

With more and more insights into user behavior and interactions, we are able to constantly refine our proprietary content and user recommendation algorithms, which in turn allows us to promote user interactions and recommend content in a more intelligent and precise fashion. This creates a self-reinforcing cycle that continues to drive organic user growth.

We have also developed a robust content monitoring system to create a safe social experience in a wholesome environment. Our powerful content monitoring technology allows us to monitor the massive amount of user-generated content on Soul. Most content are filtered and monitored automatically by our proprietary AI system in real-time. Our content monitoring technology utilizes image recognition, voice recognition, and AI technologies to preemptively and proactively filter out illegal or inappropriate content.

Cohesive community of high commercial value

We have established a two-pronged monetization approach through both in-app value-added services and our open-platform capabilities. With a large yet loyal user base, our deep understanding of user behavior, and the proactive nature of our users, we believe we have massive monetization potential. We started generating revenues by providing value-added services in 2019 and providing advertising services in the third quarter of 2020. As a result, our revenues increased by 604.3% from RMB70.7 million in 2019 to RMB498.0 million (US$76.3 million) in 2020.

The foundation of our monetization is to focus on creating better “play” scenarios. Through gamified features and a deep understanding of user needs, we design creative features for Soulers that enhance user experiences and seamlessly integrate with our social networking functions, forming a cohesive community on the Soul app. Our value-added services are built upon our philosophy of promoting genuine interpersonal connections. We endeavor to create value-added services in a manner that does not disrupt user experience. Most of our value-added services involve new and innovative ways for Soulers to interact and connect with each other, such as virtual gifting and bespoke avatars. We also provide membership subscriptions for Soulers who wish to unlock limited-edition avatars and access other exclusive functionalities to further their self-expression.

Our open-platform capabilities allow us to collaborate with reputable business partners and brand partners in a variety of innovative ways. For example, we have developed our Giftmoji function where Soulers can send each other virtual presents redeemable for physical gifts. See “—The Soul Experience—Private messaging.” As frequent users of new online and social media channels, people of the young generations are more receptive to trying new forms of shopping and purchasing new products through online channels. Our mobile app also serves as a channel for them to more easily discover brands and products that fit their specific gifting needs. We also offer advertising services to brands that wish to quickly establish their brand awareness and recognition among young generations.

Most of our value-added services are purchased using Soul Coins, the virtual currency used on Soul. In March 2021, 44.1% of users who purchased Soul Coin repurchased Soul Coin within seven days, and 51.6% users who subscribed to our membership service subscribed again in the next month. In 2019 and 2020, the percentage of average monthly paying users among MAUs increased from 2.3% to 4.5%, and our average monthly revenue per paying user increased from RMB21.9 to RMB43.5.

Pioneering and visionary management team dedicated to our users

We are led by an entrepreneurial management team dedicated to building a new kind of social networking platform for the young generations in China.

With deep insights and understanding of online social products and years of experience in data-driven businesses, our chief executive officer and Founder, Ms. Lu Zhang, identified the underserved social needs in China and developed the initial product prototype independently in 2015. As a female leader, her distinctive perspectives on business operations and product design give us a unique competitive edge, enabling the Soul app to become an inclusive and warm social networking platform, friendly and attractive to a wide spectrum of audience. Prior to founding Soul, Ms. Zhang was the chief executive officer of Innext China, an enterprise consultancy, from which she accumulated invaluable insights into data analytics and corporate expansion strategies in the internet space. After the Offering, over half of our directors will be female, further contributing to our Board’s diversity and unique perspective.

Our dedicated and passionate management team has extensive industry knowledge. Members of the management team are cultural advocates themselves, helping Soul to stay abreast of the latest social networking trends among the young generations.

Our Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

Further expand user base

We believe we are uniquely positioned to address the online social needs for young generations and there is significant potential for us to expand our user base. We intend to increase our market share by further expanding our presence among the young generations in China. Our strong user growth has been mainly driven by our continued product improvement and strong network effects. We will continue to enforce organic user growth by leveraging established word-of-mouth marketing. To further capture the tremendous demand from young generations, we will also acquire new users by effectively leveraging various marketing channels including advertising on major mobile apps and mobile app stores. We have established a team dedicated to user growth, and we will continue to optimize its operational efficiency.

Effectively connect our users

We strive to help every Souler find people with common interests and establish authentic interpersonal connections. We will continue to launch new features and functionalities to help users expand their connections and communicate with each other in new ways. For example, we recently launched Lucky Bags, which further increases the number of daily Souler recommendations. Our Soul Room and search functions are designed for users to build deeper connections in a group setting and based on their genuine interests. Moreover, we will continue our efforts in optimizing AI technologies and big-data analytical capabilities to better recommend content and people to engage our users.

Enhance the value of our content

To further fulfill the needs of Soulers to share and explore interest and personality-based content, we plan to continue to promote user-generated content on our mobile app. We intend to enrich our posting functionalities, so that Soulers can post content in even more categories and richer media formats with greater ease. We also intend to create new ways for Soulers to discover and react to posts, further fostering a warm and welcoming community. For example, we recently rolled out our Discover tab to better aggregate and distribute content that would be potentially valuable for users.

Continue to invest and innovate in technologies

Technology is vital to our success. We intend to continually strengthen our proprietary technologies and improve our AI and data analytics capabilities to improve user experience, particularly in the areas of user recommendation and content distribution, and increase operational efficiency. We will continue to invest in and improve our content monitoring efficiency, mainly by strengthening our image, speech and text recognition, as well as other AI and automation capabilities. We will also closely track emerging technologies that would be beneficial to our future multimodal platform strategy. Furthermore, we will leverage the massive user behavior and interaction insights available on our mobile app to refine our technologies.

Strengthen monetization capabilities

We plan to increase our revenues generated through value-added services by creating more engaging and gamified features in our Soul app for Soulers to interact with each other. We also plan to collaborate with brand partners that are attractive to young generations to explore new and innovative monetization methods. For example, we recently introduced our Giftmoji function, which are virtual presents redeemable for physical gifts that Soulers can send each other. Leveraging our open-platform capabilities, we plan to continue exploring new ways and introduce new functions and expand our advertising services.

Pursue strategic partnerships, acquisitions and investment opportunities

We will pursue strategic partnerships and explore strategic opportunities to expand our user base, improve user experience, enhance content value and strengthen monetization. We plan to continue to form strategic partnership through joint development arrangements, co-branding initiatives and marketing campaigns. We intend to selectively explore strategic opportunities, including investments in and acquisitions of complementary technologies and emerging tools.

The Soul Experience

Our philosophy for forging genuine interpersonal connections

Forming new connections and relationships is difficult. We fear opening up because of the complex and delicate social relations already in our lives. Many existing social networking platforms, with their acquaintance-centered, location-oriented and follow-based functionalities, magnifies and creates new social pressures as an extension of the physical world around us. We believe these hurdles can be, and should be, overcome by a different kind of social network.

When we created Soul, our philosophy was to forge the building blocks for a metaverse, with virtual yet genuine interpersonal connections, rich content rooted in but transcending mundane life events, and decentralized yet vibrant communities. We design our algorithm to discourage selfies and self-identifying posts; we downplay location-based service to make sure Soulers’ interactions stem from authentic interests and personalities; we alter our recommendation algorithms to promote every Souler’s posts equally so all users can receive similar levels of engagement and interactions. Most importantly, we created a universe of fun, deep, genuine and inclusive spaces and experiences to host and celebrate authentic human interactions.

We like to think the Soul app as a virtual social playground, where Soulers can create, share, explore and connect. Much like a physical playground, Soulers form spontaneous circles of interest-based groups and build new connections, creating an inter-woven network of meaningful virtual relationships. Each Souler belongs to one or several small and tightly-knit groups; each post receives comments and likes because of the content itself but not the peer pressure to respond. We believe the Soul virtual playground enables Soulers to freely engage with new people and share their ideas by breaking free of the constraints of offline connections.

Profound heuristic self-discovery

The ultimate goal of the Soul app is to let Soulers discover people with whom they can form genuine connections and relationships. We believe that the first step to discovering others is to discover oneself.

When Soulers first sign up, they can choose to take a series of carefully-authored and tailored “Soul Tests,” which are inspired by the Myers-Briggs Type Indicator assessments. The tests are ever-evolving, based on our analysis of user behavior and past correlations of user activities and their test answers. We primarily pose interest-based questions and ask Soulers to design their interest graphs, which are crucial to our recommendation algorithms. Answering these questions is a self-discovery process as we guide Soulers to review and introspect about their minds and lives. We also ask scenario-based questions to gauge each Souler’s personality and outlook. Soulers can also choose to take more advanced Soul Tests later on to learn more about themselves and enrich their user profiles.

After taking the Soul Tests, each Souler is traveled to a “planet.” The planet system is an integral part of our Soul metaverse experience. Each planet represents a Souler group; Soulers who “live” on the same planet share similar traits and personalities that we have identified from their Soul Test results. Using our deep understanding of user psychology and behavior, we have established 30 “planets” as of the date of this prospectus, such as “Pragmatist,” “Artist,” and “Thinker.” After the initial Soul Test, Soulers are dispersed onto one of five planets. As they choose to take more Soul Tests, they will be assigned to one of our 25 more granularly defined planets.

Soulers can attach “gravity tags” and voice clips to their profiles to enrich their self-description. Gravity tags can be anything that describes a Souler, including past experiences, interests, world views and professions. Soulers can select from our pre-existing labels or create their own labels to best describe themselves. These labels work in tandem with the Soul Tests and the planet system to help Soulers better discover themselves and attract other like-minded Soulers. Voice clips are soundbites originally created by Soulers and pinned to their profiles to bring a sense of proximity to visitors drawn to their profiles.

Liberating new virtual identity

At the core of our product design is appearance-agnosticism. Soulers create a brand-new identity to break free from the constraints of the physical world, be it their appearance or social status. A new identity is a key facet of the Soul experience that helps Soulers express without pressure. Soulers create their new identities through our avatar editor. We offer a wide variety of facial features as well as virtual apparels and accessories, and we roll out new features regularly.

Soul Lens

Although Soul is an appearance-agnostic app, we do recognize the power of visual aesthetics and “face-to-face” conversations in creating an immersive and intimate experience. The Soul Lens helps camera-shy users remain immersed in this virtual social network, with an array of features to liberate Soulers from their physical world.

Soul Lens gives users the opportunities to express themselves through their facial and body language without revealing their identities. Soulers can choose from a series of interactive animations that overlay a person’s face or their environment. They can be virtual faces, animated characters, or other fun filters. Most of our virtual faces can track and adapt to the actual facial expressions of the person in real time. With mutual consent, Soulers in a conversation may also choose to unveil themselves and see each other in person, as a natural progression of their relationship. Soulers also have a variety of artistic filters at their disposal to apply to a picture or video. Soulers can choose a filter when she or he is recording and preview the effect in real time. After a Souler takes a picture or records a video, she or he can also use our other editing tools, including text, drawing pen, stickers, filters and voice filters in order to add a more personal touch.

Diverse, rich and authentic content

Our Soul app consists of rich and fun content generated by Soulers. Each Souler has a unique Soul Space where she or he can express themselves in rich media formats. The Soul Space is viewable by other Soulers, serving as a window into each Souler’s cyber personality.

Soulers are offered a variety of powerful and creative tools to post content and interact with each other. Our versatile post editing tools empower Soulers to express themselves in a more personal and lively manner, as well as to invite other Soulers to co-experience. Posts can be texts, pictures, music, videos, voice clips or any combinations of the above. Soulers can share their thoughts, emotions and life events, or express themselves artistically through our multi-media posting functions.

Expression and socialization through music.

We have seamlessly integrated a wide range of music features enabled by Tencent Music Entertainment, specifically QQ Music, through our collaboration. Soulers can share music of their choice and create music related posts in their Soul Spaces. While listening to a song, Soulers can interact with others of similar music tastes by exchanging comments.

Our users can also participate in each other’s creation process by singing duets or mixing soundtracks such as guitar accompaniment or beatboxing, which stimulates interactions and enhance their experiences as both content creators and the audience. We also provide voice-enhancement tools to further gamify the co-production experience. The co-produced music content further augments our user-generated content, spurs more interactions, and inspires more content creation in a way that is native to our platform and community. We use algorithm and multi-dimensional data insights to curate and promote high quality user-generated music content through our radio station feature, which can be put on continuously playback while Soulers continue to browse through the rest of the platform. Furthermore, because of the highly open nature of our app, Soulers can enter other Souler’s cyber personal space at any given point as well as send each other private messages.

Soul Super Real

Soul Super Real, or SSR, is a label that we give to average Soulers who are exceptional in their respective content categories app, usually those who have certain numbers of followers and likes, and whose posts are an exemplar of the authentic and warm community that we wish to foster. We designed the SSR status to encourage more interactions among Soulers and to promote higher quality contents, in fields such as music, sports, lifestyle and culinary delights. As of March 31, 2021, there were 2,097 Soulers with the SSR status, all of whom were users of the Soul app.

We continue to roll out new features on Soul to make content creation and self-expression easier. To better reflect the prevailing youth culture, we have developed easy-to-use emoji and meme-creating tools, where Soulers can type and doodle on top of our pre-made templates. We also developed a vote feature where Soulers can initiate votes with texts or pictures.

Private messaging

At the core of our philosophy is our wish to offer people opportunities to form, cultivate and maintain authentic long-term connections based on interest and personality. Soulers can discover other Soulers from Soul Square or through the help of our recommendation system. At the tap of a button, they can meet other Soulers with similar or fitting interest and personality, through one-on-one text, voice or video chats. They can also share with each other pieces of music that they like or best express their emotions at the moment. In video mode, Soulers’ faces are overlaid by lens of their choice to preserve their anonymity. In the chat interface, we also display suggested topics for each Souler, based on their interests, personality, and past behavior. Soulers can tap into our rich repository of lively free and premium emojis to spruce up their conversation.

We recommend Soulers with the help of our proprietary technology, unique user behavior insight and accumulated user interaction data. Our algorithm also integrates the behavior of the specific Souler. In order to retain veteran users and encourage user engagement, we have refined our algorithms to avoid recommending

Soulers with different posting behavior, personal traits, or in general users whose actions on the Soul app do not match. Because we believe in a metaverse of genuine and authentic human relations, we think the success of recommendations is best gauged by the amount of interactions and the lengths of connections. We are particularly proud of Soulers’ efforts and willingness in maintaining long-term connections with each other.

Giftmojis

Giftmojis are virtual presents redeemable for physical gifts that Soulers can send each other in the same way they send each other emojis– through their private chat boxes.

Senders can select products from a curated list of pre-selected gifts offered on our mobile app and receivers can choose to redeem them or not after opening the mystery boxes. Giftmojis offer an element of surprise and unknown, much like those of offline gifts. We offer a wide selection of gifts that are popular among the young generations, ranging from popular snacks, beauty products to lifestyle products. The redemption process is seamlessly completed within our mobile app and enabled by our vendor partners.

Giftmojis allow Soulers to interact in the physical world by sending gifts without revealing real identities, as senders of Giftmojis do not know the personal information of the receivers. Although the Soul app is identity-agnostic, it is still linked with the physical world by the genuine connections and shared real-world experiences between Soulers. We developed Giftmojis to connect the virtual elements and physical elements of the Soul app, hence deepening human connections. The interactions between virtual and physical world enabled by Giftmojis make our Soul metaverse experience more compelling and concrete, and also consolidate the relationships between Soulers.

Giftmojis are our first attempt to utilize our open-platform capabilities to serve our vendor partners. As frequent users of new online and social media channels, people of the younger generations are more receptive to trying new forms of shopping and purchasing new products through online channels. According to the iResearch Report, young generations in China have high purchasing power and willingness to buy items online. They are also more prone to online viral marketing campaigns. Our mobile app serves as a channel for them to discover brands and products that fit their specific gifting needs. Brands are willing to make their products available on our mobile app as they view us as a highly effective marketing portal to reach the younger generations in China.

Soul Bell is saved for Soulers who wish to find new experiences a bit closer to home. A Souler can choose to turn on or off their Soul Bell. If two Soulers whose Soul Bells are both turned on come across each other within a certain distance, and the Soul app thinks the two Soulers fit each other’s interest graphs, their Soul Bells will ring and they can start chatting with each other.

Our Souler recommendation technology enjoys increasing marginal values. As our user base grows, and as we recommend more Soulers, we gain more interaction insights and more candidates, which improves our recommendation success rate. Our interest graph-based user profiles, user labeling and user-generated content give us the foundation for accurate pairing. Unique insight and user interaction data allow us to evaluate and improve our recommendation technology and methodology.

Companionship, on demand

An overarching theme of the Soul app is the celebration of a warm and welcoming community with genuine interpersonal connections realized by decentralized social networking. We believe one of best ways of achieving this goal is to enable interactive group activities rather than simply one-on-one (chats) or multi-on-one (post engagement) interactions. To realize this goal, we created a new feature called the Soul Room.

Soul Room is a sandbox interactive feature. Soulers can join or create new “rooms,” where multiple Soulers can interact with each other through text, voice, virtual gifts, and a variety of other functions. Each Soul Room has a name given by its creator, indicating the room’s theme. We designed Soul Rooms to be as open-ended as possible, not dictating or suggesting any specific use. The flexibility and the capability of hosting group interactions have unlocked unlimited possibilities, such as music-sharing rooms, board game rooms, region-themed rooms, and dialect-themed rooms, to name just a few.

We believe Soul Rooms extend the Soul metaverse experience to a new level, as we have seen the rise of subcultures, subgroups, syntax and community rules that are unique and specific to the Soul app, spontaneously formed by the massive amount of Souler interactions and communications. Soulers have created a unique self-contained universe of human interactions as they live through the experiences of Soul Rooms together.

Werewolf Rooms. Werewolf Rooms are the first and only official themed Soul Room created by us. Soulers come to these rooms to play the popular board game Werewolf. We developed these rooms in response to the immense popularity of Werewolf Rooms initiated by users themselves. Each round of game needs 12 people to start, and the seats are typically filled around one minute. In the second half of March 2021, our Werewolf Rooms had approximately 35,364 rounds of games started on average each day. In the future, we intend to develop more official Soul Rooms to better facilitate Soulers’ needs for different experiences based on prevailing social trends and popular activities among our user base.

Study Rooms. Given Soul’s young user profile, many Soulers are college or graduate students or in the process of studying for certificate exams. “Study rooms” have emerged on the app, where Soulers study together. Some of these rooms are for general purposes, while others are for a specific exam such as the Chartered Financial Analyst (CFA) exam. These room are usually quiet but offer a sense of camaraderie. Soulers use these rooms as virtual libraries to connect with and support one another.

Couple’s Fight Simulation Room. A rather unique and peculiar kind of Soul Room is the couple’s fight simulation room. In this room, two Soulers mimic a couple’s fight through voice chat. Other Soulers in the room take turns to be the “couple” in the room. We think this type of Soul Rooms shows the complex and whimsical social needs of the young generations, and our Soul app’s versatility in providing a social playground for them.

Karaoke Rooms. Karaoke singing is a popular way of enjoying music together as a group. Soulers can have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for other users to sing live. Karaoke Rooms are not a singular type of rooms, but rather a function that every Soul Room is equipped with. Soulers can initiate a karaoke session in any Soul Rooms and sing along with other Soulers in the same room.

Other gamified interactions

We strive to make the Soul metaverse fun and gamified, and continually roll out various features for Soulers to interact with one another in novel ways.

Soulmate and Soulmate Space. To celebrate high-quality content and deep relationships that have been formed on the Soul app, we designed the Soulmate label for users who have formed special connections with each other. If two users have extensive interactions over a variety of functions such as chat, posts and Soul Pets, they will appear on each other’s Soul Square as their Soulmates. Soulmates can also build a Soulmate Space, which is similar to a Soul Space, but both Soulmates can post on them, showing their common interests and topics and share them with other Soulers.

Chat window. We have installed an array of functions in the chat window to better encourage and stimulate communications. Believing that young generations have different preferred ways of communicating, we offer a variety of chat functions to our users, including pictures, videos, emojis, voice messages and voice or videos

(lens) calls. Our Chat Letter feature is a line of letters that appear on the top of every chat window. As two Soulers hold more lines of conversations, the letters will light up one by one to spell out “Soulmate”. This game-like feature has helped us to encourage more Soulers to chat, hence better cultivating interpersonal connections.

Soul pets. We developed the Soul pet function where each Souler can adopt a virtual pet in their Soul Space. Much like in the real world, Soulers can socialize with each other with their pets. They can “walk” their pets together, visit others’ pets, or let their pets “travel” and meet other pet friends. The Soul pet adds a more vivid layer to our gamified metaverse, and offers another way for Soulers to meet and connect with others.

The wide variety of gamified and immersive features available on the Soul app also stimulates other spontaneous interaction methods among Soulers. For example, as our lens function becomes more comprehensive and complex, a group of self-proclaimed “lens consultants” emerged, who sometimes receive virtual gifts in return for their help to other Soulers to create lens that are most suited to their personalities.

Curated discovery journey

We think the Soul Square feature is the manifestation of the playground essence of Soul. Whenever a Souler opens up the app, she or he is met with the Soul Square. The Soul Square is the ultimate meeting place, where Soulers can view and engage with the posts of other Soulers. A Souler can tap into a post to go directly to the poster’s Souler Space, to view more of her or his life and chat with her or him.

With our massive user base, our Soul playground is more vibrant than ever. To better help our Soulers navigate, we have designed several methods to curate Soulers with content and experiences that they may be interested in. In the Recommend tab, we push posts by other Soulers that we think she or he may like, based on a Souler’s interest and personality profile, using our proprietary matching and decentralizing algorithms. By tapping the Followed tab, one can view posts by Soulers that she or he follows.

Besides targeted content, we have also developed the Discover tab, featuring picture- and video-based posts categorized by topics and gravity tags. The Discover tab is the ultimate exploring venue for Soulers to expand their horizons and explore new topics beyond their present interests.

Soul Coin

Soul Coins are the virtual currency used on our mobile app, which Soulers can purchase. They can be consumed by Soulers to access a variety of services to further enhance their experience in the Soul app, including enhanced Souler recommendation opportunities, virtual gifts, Giftmojis, and more. We also offer membership subscriptions. Users who pay for our membership packages gain exclusive access to a variety of lens, chat backgrounds and other virtual items. They are also able to see who have visited their Soul Space, save their chat history to the cloud, set special alert sounds for specific Soulers, and enjoy many other play features and experiences.

Talk to strangers, without pressure

We recognize that safety is important to our Soulers, especially when they wish to form genuine connections. Thus, we have developed strong and accurate anti-harassment and anti-phishing mechanisms to combat unwelcomed behaviors on the Soul app.

Our anti-harassment system and content monitoring capabilities help us filter out unpleasant and harassment messages, particularly for female users, to create a more pleasant experience on our mobile app and retain our user base. See “—Content Monitoring, Fraud Detecting and Prevention of Access by Minors—Content monitoring.” Utilizing our strong anti-phishing capabilities, we monitor abnormal account behavior and content to minimize risk of fraud and other criminal activities. See “—Content Monitoring, Fraud Detecting and Prevention of Access by Minors—Fraud detecting.” To spread awareness among our users, we display a series of conspicuous slogans to educate our Soulers on commonly seen phishing methods when they first sign up.

Marketing

We believe that our genuine, fun and immersive user experience has led to loyal users and a strong word-of-mouth effect that attracts new users to our app. Our brand Soul is widely recognized by young people in China. We received a series of awards and accolades in 2020 that recognize our popularity among the young generations in China, including:

Award	Issued by
List of Top Business Growth Companies	Harvard Business Review

2020 Excellent Marketing Partner Award	Baidu

2020 Most Innovating and Inspiring Internet Company	Tencent

App with the Highest Potential in 2020	Xiaomi

Industry Innovation Award	People’s Daily Online

Brand with Most Investment Value of the Year	TopDigital

Most Influential Brand in New Entertainment	36Kr

Company with Most Investment Value	IImedia

As a supplement to word-of-mouth marketing, we promote our Soul app through advertisements strategically placed in popular entertainment mobile apps and sponsorships for internet TV shows and variety shows. We also promote our app in various mobile app stores and on social media platforms popular with our potential users. We sometimes collaborate with brand partners to host ad hoc offline campaigns to further increase our app awareness among the young generations. We have also used offline events to further promote our brand recognition and reinforce our brand image. We debuted an art exhibition in Shanghai titled “Soul Planet Wandering Project—Soul Wonderland,” which displayed works created by famous international contemporary artists.

Leveraging our unique user insights and young user profile, we have gathered intelligence on the behavior of young generations in China to compile billboards of hot topics and buzzwords periodically. We hope these insights can help research institutions and others in the industry to better understand young generations’ needs and behavior patterns on social platforms. We also use these insights as a window into our unique services, as well as to attract more users and business partners.

Our Technologies

Big data

We build big data analysis framework to improve operating efficiencies and user satisfaction. We utilize our insights, such as how strangers behave and interact with each other, to build a comprehensive interest profiles for our users by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users. Internal operational teams may also gain insights with visual representation from sampled data to track their performances. All of our data are processed to remove identifying information, transformed, and stored on our big data clusters.

Our big data analysis is crucial to our ability to monitor our content monitoring efforts. Through our years of operations, we have accumulated immense data on typical behaviors of malicious, fraud and unusual user accounts. See “—Content Monitoring, Fraud Detecting and Prevention of Minor Usage.”

Artificial intelligence

We utilize AI and machine learning technologies to empower our content and user recommendation systems, based on the immense and unique stranger interaction data that we have access to due to the nature of our app.

We also leverage AI technologies for our content monitoring and fraud detecting. See “—Content Monitoring, Fraud Detecting and Prevention of Minor Usage.”

User intelligence

Our app is built upon the idea of gathering people with similar interests. We have therefore focused on the development of our user intelligence systems. Our users generate rich media content such as audio and videos. We have used and trained speech and image recognition algorithms to facilitate our understanding of user behavior on the Soul app.

New products and features

In order to retain our users, most of whom are young and tech savvy, we are dedicated to roll our new features and ways to use the Soul app constantly. We leverage our ample user insights to understand, predict and fulfill user needs. We have a dedicated team whose responsibilities are to develop new features and functions on the Soul app, such as different filters for our lens. We also focus on making the Soul app more fun to use and offering Soulers new entertaining features, such as new gamified Soul Room functions, interaction modes and skins for virtual identities.

Service reliability

Users generate texts, pictures, audio and videos on our mobile app. We handle large amounts of these user activities and interactions daily on our app. In March 2021, our average DAUs was 9.1 million. We have built reliable infrastructure that can host the vast data that our users generate. We also upgrade our infrastructure regularly in order to improve our service reliability.

Technology and development team

As of March 31, 2021, our technology and development team consisted of 264 employees, representing 29.9% of our total headcount. Many of our technology and development staff have backgrounds from top-tier technology companies such as Google. Our technology and development team is responsible for the development, maintenance and upgrades of our infrastructure and technologies. They are also responsible for the implementation of new functionalities and features on the Soul app. Being a crucial foundation of our community culture, our content monitoring system needs regular and urgent updates to ensure that it is agile and flexible for all possible scenarios. Our technology and development team has established dedicated protocols and procedures for quick responses to emergencies that may affect our content monitoring system.

Content Monitoring, Fraud Detecting and Prevention of Access by Minors

Content monitoring

We are committed to complying with relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures. As of March 31, 2021, we had a dedicated team of approximately 700 employees and outsourced third-party professionals to review and handle content in our app for compliance with applicable laws and regulations.

We maintain content management and review procedures to monitor all user-generated content, including content uploaded to Soul Square and Souler Space and real-time content such as voice chats and video chats in private messaging, to promptly identify content that may be deemed inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights.

We have implemented a four-layer content monitoring mechanism, consisting of an AI-enabled screening mechanism plus a three-layer manual review system for our content monitoring efforts. In the first layer, our automated screening system automatically flags and screens out content that involves inappropriate or illegal audio, video, comments or texts. Once the content is processed by the automated screening mechanism, our system extracts the selected suspicious content and sends to our manual content monitoring team for a three-layer review, done by three teams with various focuses, to ensure that the content on our mobile app complies with the relevant laws and regulations. In addition, we apply the three-layer manual review to all content generated by user accounts that are labeled as high-risk by our monitoring system.

In addition, we have implemented various reporting procedures for all users so that the content monitoring team may re-examine the one-minute video clip around the point when the report button is pressed. For Soul Rooms, we have also established “patrol” teams that selectively monitor each room’s chat content to make sure that no inappropriate topics are being raised. When any inappropriate or illegal content is identified, we promptly remove the content. Further actions may also be taken to hold relevant users accountable.

Utilizing our content monitoring capabilities, we not only monitor user-generated content to comply with relevant law and regulations, but also filter out content not welcomed by other Soulers or unbecoming of the community ethos of the Soul app.

Fraud Detection

Our proprietary fraud detection system is agile and ever-evolving, backed by our continued effort of studying and combating fraudulent activities in our app. With the help of our proprietary fraud detecting tools, we have established a three-phase fraudulent account detection protocol, utilizing both AI screening and manual monitoring.

Our AI fraud screening capabilities mainly focus on detecting spam accounts set up for fraudulent purposes. After years of operations, we have accumulated vast data on typical fraud account activities and developed an array of proprietary fraud detecting tools designed specifically for the Soul app. Leveraging AI technologies, we have created a series of anti-fraud detection strategies that are specific to the Soul app. We have also created prediction models using our large amount of AI training based on normal (or non-fraudulent) account behavior. Lastly, we have built content detecting models that targets the common fraudulent scripts on the Soul app.

The first phase of our fraud detection protocol starts before an account is set up. Our AI screening tools can detect fraudulent intention based on typical internet environments and device information of fraudulent activities. After an account is set up, our system is able to detect abnormal user behavior, such as posting repetitive spam content similar to those posted by other accounts within a short period. In the third phase, we monitor the actual content posted by each account. Once an account shows signs that fit our detecting models, we are able to take actions such as blocking the content or banning the account. In each phase, we also use manual monitoring to ensure accuracy in fraud detection. After we successfully detected fraudulent accounts and behavior we feed these fraudulent accounts’ behaviors and environment information back into our models to further improve our detecting capabilities.

Prevention of Access by Minors

We strictly limit people under 18 to use our mobile app, which is expressly and repeatedly stated in our user terms and conditions, new-user registration page, welcoming screen, home page banner, and chatting interface. We no longer allow minor users to register with our mobile app. Each newly registered user in China is subject to an AI-enabled screening process as a measure to prevent access by minors. We actively encourage users to report minor users. Once a user is determined to be under age, the relevant account will be identified and blocked by our mobile app. For legacy users who are under 18, we have developed a teenager mode which filters out content that is not suitable or prohibited by relevant laws and regulations. In teenager mode, minor users can only interact and see content posted by other minor users. We have also established a dedicated team to manually monitor content posted in teenager mode to make sure that only those appropriate for minor users are being shared.

Data Privacy and Protection

We are committed to protecting the information and privacy of our users. We have developed a company-wide policy on data security to preserve individual personal information and privacy. We strictly comply with laws and regulations and do not sell our users’ personal data for any purpose. We gain access to vast amounts of personal and behavioral data through our app, and we encrypt and store the data on third-party cloud servers, which are protected by advanced anti-hacking measures and firewalls. We collect user information in accordance with applicable laws and regulations, as well as our own privacy policies which are issued and amended from time to time on the Soul app and confirmed by our users.

Our network configuration is secured at multiple layers to protect our databases from unauthorized access. To prevent unauthorized access to our system, we utilize a system of firewalls and maintain a demilitarized zone to separate our external-facing services from our internal systems. To minimize the risk of data loss, we conduct regular data backup and data recovery tests. We have data disaster recovery procedures in place.

We deploy a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all user data in encrypted formats and have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities for limited purposes and are required to obtain authorization upon every access attempt.

Competition

Although the sector that we operate in is new and evolving, we currently compete with established internet companies in a variety of sectors, including social network and social media companies.

We believe that our ability to compete effectively depends on many factors, including our ability to attract more users and retain current users, our ability to offer new features on the Soul app, our ability to become and stay profitable, our user experience, our technological capabilities, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management and engineers. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional highly skilled employees.

Our Environmental, Social and Governance Initiatives

We believe our continued growth rests on promoting and integrating social values into our mobile app. With the aspiration to alleviate senses of loneliness and promote senses of resonation by connecting individuals, we endeavor to utilize our network to offer public welfare resources to everyone in the communities we serve. Since the inception of our operations, we have established various social initiatives to comprehensively improve our corporate governance and benefit society.

In order to cultivate a more inclusive culture on our mobile app and within our Company, we have undertaken several initiatives aimed at supporting and raising awareness of individuals living with disabilities. For example, we proactively create employment opportunities in our content monitoring team for people with hearing impairments. In 2020, we also collaborated with World of Art Brut Culture (WABC) to launch “Mismatched Socks Day,” when people consciously wear mismatched socks to raise awareness and show support for those with autism, brain paralysis and Downs syndrome, as well as their families. Soulers are able to design patterns on virtual socks, which later became ornaments for virtual Christmas trees in their personal Christmas cards on Soul. Soulers can also share the Christmas cards on Soul and other social platforms, starting conversations about the event. Additionally we call for our users to take simple actions such as wearing mismatched socks and posting pictures of them on the day of the event to encourage more people to join.

We have also initiated campaigns on our mobile app to protect Soulers from fraud activities. We have set up a dedicated official Soul account that periodically posts educational materials on typical internet fraud and push the content in Soul Square. We also provide users with anti-fraud tips that are easily accessible in private chat windows.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of March 31, 2021, we owned 29 computer software copyrights in China relating to operations and maintained 57 trademark registrations inside China. We had 3 trademark applications in China. As of March 31, 2021, we had 4 patents granted in China and 11 patent applications pending in China. As of March 31, 2021, we had registered 10 domain names. Our registered domain names include, without limitation, soulapp.cn.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees, and cooperation agreements with confidentiality arrangements with business partners to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

Employees

The following table sets forth the numbers of our employees categorized by function as of March 31, 2021:

Function	Number of Employees	% of Total
Technology and development	264	29.9
Mobile app operations and maintenance	144	16.3
Sales and marketing	98	11.1
General and administration	378	42.8

Total	884	100.0

As of March 31, 2021, our employees were all based in China. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resource in the recruitment of employees to support our fast growth of business operations. We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. We also use third-party professional services for part of our manual content monitoring work.

None of our employees is represented by a labor union. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during her or his employment and for two years after termination of her or his employment.

Facilities

Our headquarters is located in Shanghai, China, where we lease and occupy approximately 4,425 square meters as office space. We also have offices in Beijing and Nanjing, where we lease and occupy approximately 912 square meters and approximately 3,036 square meters as office space, respectively. Our leased properties in the PRC are primarily used as offices. The relevant lease agreements expire between August 15, 2022 and December 2023.

We believe that our existing facilities are generally adequate in meeting our current needs, but we may seek additional space as needed to accommodate future growth.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide supplementary medical insurance for all management. However, we do not maintain any liability insurance or property insurance policies covering our fixed assets, such as equipment, furniture and office facilities. Consistent with customary industry in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation and other legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources, reputation damage and other factors.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, effective on March 1, 2016 and amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information communication platform services, instant information exchange services, and information protection and processing services under the 2015 MIIT Catalog. According to current effective guideline relating to application of VATS license in the PRC issued by the Information and Communication Administration of the MIIT, ICP license holders are required to obtain the Internet News Information Service License as a pre-condition to adding “instant information exchange services” and “information communication platform services” to their ICP licenses. However, pursuant to Administrative Measures for Internet News Information Services promulgated by the CAC on May 2, 2017, entities who are not engaged in the business of providing news information, including us, are not required to obtain the Internet News Information License. Therefore, such companies are not qualified to add “instant information exchange services” and “information communication platform services” to their ICP licenses.

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for internet information services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, web page construction and other services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition;(vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security. Furthermore, on December 15, 2019, the CAC promulgated the Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for content producers of network information, service platforms for network information and users of network information. Among others, the Network Ecological Governance Provisions classify network information into three categories: “encouraged category,” “prohibited category” and “prevented and resisted category.” The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, service platforms for network information shall strengthen management of information content, and upon discovery of any prohibited information or prevented and resisted information, they shall immediately take measures in accordance with applicable laws, keep relevant records, and report the same to competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, performance of the person in charge of ecological governance of network information and social evaluation, etc.

Regulations Relating to Real-Name Registration System

Pursuant to the Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on November 7, 2016 and came into effect on June 1, 2017, network operators providing information publication services and instant messaging services shall require their users to provide real identity information when signing agreements or confirming the provision of services with such users.

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, mobile Internet application providers are obligated to conduct identity authentication of registered users based on their mobile telephone number and other information, in accordance with the principle “a real name backstage, and a freely-chosen name on stage.”

Regulations Relating to Online Cultural Activities

The Ministry of Culture, or the MOC, promulgated the Provisional Measures on Administration of Internet Culture on February 11, 2011, which took effect on April 1, 2011 and was recently amended on December 15, 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the MOC on March 18, 2011, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated through the internet which mainly include: (i) online cultural products particularly developed for publishing through the internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and copied to the internet for spreading. Pursuant to this legislation, entities are required to obtain the Network Culture Operation License from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities:

•	production, duplication, import, release or broadcasting of online cultural products;

•

publication of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required to be filed with the provincial level counterpart of the MCT.

On May 14, 2019, the General Office of MCT promulgated the Notice on Adjustments on the Scope of Approval in relation to the Network Culture Operation License and Further Regulating the Approval Work, or the Notice on Adjustment of the Network Culture Operation License, according to which live broadcast in relation to chatting, e-commerce, education, training, sports, traveling, etc. shall not be deemed as a network performance which has been adjusted as a specific item in the business scope under Notice on Adjustment of the Network Culture Operation License.

According to the 2020 Negative List and other related laws and regulations, foreign investment is prohibited in the online cultural business (excluding online music services).

Regulations Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or the Audio-Visual License, or complete certain registration procedures with the SAPPRFT. In addition, the Audio-Visual Program Provisions only allow state-owned or state-controlled enterprises to apply for such license, and the business to be carried out by such license holder must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On March 30, 2009, the State Administration of Radio, Film and Television promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement for the internet audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitious or other similarly prohibited elements.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. Any entity that fails to obtain an Audio-Visual License but operates relevant audio-visual services may face administrative penalties including warnings, rectification orders and fines of no more than RMB30,000, and in severe cases, bans from doing business, confiscation of equipment utilized in providing such services and fines ranging from one to two times of the investment amounts of the entity.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) sell shoddy products or give false publicity to commodities or services; (ii) jeopardize others’ business credibility and commodity reputation; (iii) infringe on others’ intellectual property rights; (iv) fabricate and spread false information which effects the exchange of securities or other information which disrupts financial order; or (v) establish pornographic websites, provide services for connecting pornographic websites, or spread pornographic books and periodicals, movies, audiovisuals or pictures. The Ministry of Public Security of the PRC has promulgated the Administration Measures on the Security Protection of Computer Information Network with International Connections on December 16, 1997 and the State Council of the PRC has amended it on January 8, 2011. As indicated in the Administration Measures on the Security Protection of Computer Information Network with International Connections, no individual shall use the internet to endanger state security, divulge state secrets, infringe on legitimate rights and interests of others or engage in illegal criminal activities. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may administer a warning, confiscate its illegal gains or impose a fine, and in severe cases, revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires network operators to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Cybersecurity Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

Regulations on Privacy Protection

In December 2011, the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to The Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, internet information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide by the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable law.

In addition, pursuant to Cybersecurity Law of the PRC, “personal information” refers to all kinds of information recorded by electronic means or otherwise that can be used to independently identify or be combined with other information to identify individuals’ identities, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, there will be an exception to the rules if the information has been processed and cannot be recovered, making it impossible to match such information with specific persons. In January 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile apps collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. On August 22, 2019, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019 and apply to the collection, storage, use, transfer and disclosure of personal information of children under the age of 14, or the Children, via the internet. On March 12, 2021, the Secretary Bureau of the CAC and three other government authorities issued the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which took effect on May 1, 2021 and requires that mobile app operators shall not deny users’ access to its basic functions and services on the basis that such user disagrees with the provision of their personal information that is not necessary. The Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications further stipulates that the scope of “necessary personal information” for an instant messaging mobile app that provides text, image, audio, video and other online instant messaging services shall be limited to the registered users’ phone number and account information, which includes account number and list of accounts of instant messaging contacts, and that the scope of “necessary personal information” for an online community app that provides blogs, forums, communities and other topic discussion, information sharing and follow-up interactions services shall be limited to the registered user’s phone number.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and became effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In addition, the PRC General Provisions of the Civil Law, promulgated on March 15, 2017, which became effective on October 1, 2017, require personal information of individuals to be protected. On May 28, 2020, the National People’s Congress of the PRC issued the PRC Civil Code, which became effective on January 1, 2021. The PRC Civil Code stipulates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain the personal information of others when necessary and ensure the safety of such personal information, and shall not illegally collect, use, process or transmit the personal information of others, or illegally buy or sell, provide or make public the personal information of others.

Regulations Relating to Internet Advertising Business

On July 4, 2016, the State Administration for Industry and Commerce, or the SAIC, issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Interim Measures, to regulate internet advertising activities, which became effective on September 1, 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. The Internet Advertising Interim Measures specifically set out the following requirements: (i) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (ii) sponsored search results must be clearly distinguished from organic search results; (iii) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; (iv) no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination; (v) the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others; (vi) internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications; and (vii) internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

Regulations Relating to Internet Infringement

Pursuant to the PRC Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. If an internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person, and fails to take necessary measures, the internet service provider shall be jointly and severally liable for such infringement with such internet user.

Regulations Relating to Foreign Investment

Encouraging Catalog and Negative List of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which were promulgated and are amended from time to time by the MOFCOM and NDRC. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog and the Negative List are generally deemed as falling into a fourth category “permitted”. The NDRC and MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the 2020 Encouraging Catalog, on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the 2020 Negative List, on June 23, 2020, to replace the previous encouraging catalog and negative list thereunder. According to the 2020 Negative

List, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

Foreign Investment Law and its Implementation Rules

On March 15, 2019, the SCNPC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of old rules regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with VIEs, however, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign invested enterprises are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Rules to the Foreign Investment Law further clarifies that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening. Competent investment department and commerce department of the State Council shall be responsible for proposing the negative list for the State Council’s approval.

Foreign Investment in Telecommunications Business

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. According to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, a main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in China must demonstrate a good track record and experience in operating a value- added telecommunications business. In July 2006, the Ministry of Information Industry, or the MII, released the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the “MII Notice”, pursuant to which, domestic telecommunications enterprises are prohibited to rent, transfer or sell a telecommunications business operation license to foreign investors in any form, or provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator (or its shareholders).

Regulations Relating to Intellectual Property in the PRC

Copyright and Software Registration

Pursuant to the Copyright Law of the PRC, as amended in 2010, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided for in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology, and pay damages, etc. On November 11, 2020, the SCNPC adopted the amendment to the Copyright Law of the PRC, or the 2020 Copyright Law, which will take effect on June 1, 2021. The 2020 Copyright Law further strengthens copyright protection. For example, by: (i) raising maximum statutory compensation from RMB500,000 to RMB5,000,000; (ii) labeling “audiovisual works” as a new type of work to substitute “cinematographic works and works created by a process analogous to cinematography”; and (ii) refining evidential rules on the amount of compensation for copyright infringement.

The right of dissemination by information network is deemed as a kind of copyright pursuant to the Copyright Law of the PRC. On April 29, 2005, the National Copyright Administration, or the NCA, and MII jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, or the Copyright Measures. These measures are formulated to strengthen the administrative protection of the right of communication through information networks in internet information services. Where a copyright owner finds any content communicated through the internet infringes upon his/its copyright and sends a notice to the internet information service provider or any other institution entrusted, the internet information service provider shall immediately take measures to remove the relevant contents and preserve the copyright owner’s notice for 6 months. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated on May 7, 2009, shall be applied.

In order to further strengthen the protection of the right of communication by information networks, the Regulations on the Protection of the Right to Network Dissemination of Information was promulgated on May 18, 2006, took effect on July 1, 2006, and amended on January 30, 2013, which further provides that an internet information service provider may be held liable under various situations: (i) if it knows or should reasonably have known a copyright infringement through the internet and such service provider fails to take effective measures to remove, block or disconnect links to the relevant contents; or (ii) upon the receipt of the copyright holder’s notice of such infringement, such service provider fails to take aforementioned measures.

The Copyright Law of the PRC labels computer software as a type of work. In order to further strengthen computer software protection and implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended in 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

On April 29, 2014, the State Council issued the amended Implementing Regulations of the Trademark Law of the PRC, or the 2014 Trademark Regulation, which specified the requirements of applying for trademark registration and renewal. According to the 2014 Trademark Regulation, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Patent

Pursuant to the Patent Law of the PRC, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On October 17, 2020, the SCNPC adopted the amendment to the Patent Law, or the 2020 Patent Law, which will take effect on June 1, 2021. The 2020 Patent Law further strengthens patent protection. For example, (i) the design patent term extends from 10 years to 15 years, and rights holders can also now claim part of an entire product design; (ii) an invention will not lose its novelty in the event that it is firstly published for public interest under a national “state of emergency” or under “extraordinary circumstances” within 6 months after application date of such invention; and (iii) the maximum statutory damages increase from RMB1,000,000 to RMB5,000,000.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China promulgated in November 2004 and effective in December 2004, or the 2004 Domain Names Measures, and the Measures for the Administration of Internet Domain names promulgated in August 2017 and effective in November 2017, which replaced the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the SCNPC in July 1994, effective on January 1, 1995, and most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, effective on January 1, 2008, and most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated and became effective on September 18, 2008, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching an agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law. In addition, the Labor Contract Law also imposes requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions. The Interim Provisions on Labor Dispatching, issued by the Ministry of Human Resources and Social Security of the People’s Republic of China, or the MHRSS, on January 24, 2014 and came into effect on March 1, 2014, requires the number of dispatched workers to not exceed 10% of the total number of employees.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC promulgated by the SCNPC on July 5, 1994 and amended on August 30, 2007, August 27, 2009, August 26, 2019 and took effect on January 1, 2020, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental prices, rental and repair liabilities, and other rights and obligations of both parties. In addition, pursuant to the Law on Administration of Urban Real Estate of the PRC and the Administrative Measures on Leasing of Commodity Housing, promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, both lessor and lessee are required to register the lease within 30 days from execution of the property lease contract with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the Contract Law of the PRC, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the PRC Civil Code, where the mortgaged property has been leased and the possession thereof has been transferred before the creation of mortgage, the previously established leasehold interest will not be affected by the subsequent mortgage.

Regulations Relating to Tax in the PRC

Enterprise Income Tax

On March 16, 2007, the NPC promulgated the Enterprise Income Tax Law of the PRC which was last amended on December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which were last amended on April 23, 2019 (collectively, the “EIT Law”). According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the SAT, or the Circular 82, on April 22, 2009 and effective on January 1, 2008 and partially repealed on December 29, 2017 and became effective on the same date, sets up a more specific definition of “actual or de facto control” standard.

Value-Added Tax

According to the Interim Regulation of the PRC on Value Added Tax, or the VAT, issued by the State Council on December 13, 1993 and last revised on November 19, 2017, and the Detailed Rules for the Implementation of the Interim Regulation of the PRC on Value Added Tax issued by the Ministry of Finance, or the MOF, on December 25, 1993 and last revised on October 28, 2011, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period. According to the Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with VAT in an All-round Manner issued jointly by the MOF and SAT on March 23, 2016 and partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018, the VAT tax rates on sales, imported goods that were previously subject to 17% and 11% are now adjusted to 16% and 10%, respectively. According to the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10%

are now adjusted to 13% and 9%, respectively. Our services are subject to VAT at the rate of 6% in accordance with such VAT regulations.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or the SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, and where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties.

Income Tax for Share Transfers

According to the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which, among others, repealed certain rules stipulated in SAT Bulletin 7 and became effective on December 1, 2017. The SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementation Rules of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, Foreign invested enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13, according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scopes of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scopes of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit equivalent to more than US$50,000 from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and took effect on February 4, 2021 allows the non-investment foreign-invested enterprises make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Regulations Relating to Foreign Exchange Registration of Overseas Investment and Share Incentive Plan by PRC Residents

Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. Circular 37 further provides that holders of option or share-based awards granted by a non-listed SPV can exercise the options or share-based awards to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC resident’s name and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Equity Incentive Plans of Overseas Listed Companies promulgated by SAFE on February 15, 2012, or the SAFE Circular 7, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The Anti-Monopoly Law promulgated by the SCNPC, which became effective on August 1, 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds to be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. These laws and regulations are continually evolving as the recently enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by NDRC and MOFCOM, which became effective on January 18, 2021. The Measures for the Security Review for Foreign Investment contains provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Lu Zhang	36	Founder, Chairwoman and Chief Executive Officer
Ming Tao	32	Director and Chief Technology Officer
Rui Shirley Xue	36	Director and Chief Financial Officer
Ye Yuan	34	Director
Yu Wu	44	Director
Lili Xu*	39	Independent Director Appointee

Note:

*

Ms. Lili Xu has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Ms. Lu Zhang is our founder and has served as our chairwoman and chief executive officer since our inception. Prior to founding Soul, Ms. Zhang worked as a consultant and then as the chief executive officer of Innext China from 2009 to 2016. Prior to that, Ms. Zhang worked as a data analyst and client solutions specialist at The Nielsen Company from 2007 to 2009. Ms. Zhang received her bachelor of arts degree in English literature from Sun Yat-sen University in 2007.

Mr. Ming Tao has served as our chief technology officer since 2017 and as our director since December 2018, and has been responsible for overseeing and building our technology and development team. Prior to joining us, Mr. Tao was a technology leader at Waterdrop (NYSE: WDH), a company in China focusing on providing an online health care mutual aid platform from 2016 to 2017. Prior to that, Mr. Tao was an R&D engineer in the advertisement department at Sogou Inc. Mr. Tao received his master’s degree in computer science from Beijing University of Posts and Telecommunications in 2013.

Ms. Rui Shirley Xue has served as our chief financial officer since November 2020 and as our director since December 2020. Prior to joining us, Ms. Xue was an assistant general manager in mergers & acquisitions finance at Tencent Holdings Limited from August 2017 to November 2020. Prior to that, she worked at Deutsche Bank AG, Hong Kong from July 2006 to July 2017 in various roles, most recently as the head of China TMT coverage. Ms. Xue is a member of CPA Australia. Ms. Xue obtained her bachelor of arts degree from the University of Pennsylvania in 2006.

Mr. Ye Yuan has served as our director since September 2017. Mr. Yuan is a partner at 5Y Capital (formerly known as Morningside Venture Capital), where he has worked since July 2011. Before that, he worked as an assistant audit manager at KPMG from 2007 to 2011. Mr. Yuan received his bachelor of science degree in chemistry from Nanjing University in 2007.

Ms. Yu Wu has served as our director since March 2021. Ms. Wu has served as general manager of the strategy & development department at Tencent since 2011. Prior to joining Tencent, Ms. Wu was a veteran strategy consultant with McKinsey & Co. and the Boston Consulting Group, respectively. Ms. Wu received her MBA degree from University of Virginia in June 2005 and her bachelor’s degree in international business from Sun Yat-Sen University in June 1999.

Ms. Lili Xu will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Xu has served as an independent director of Yalla Group

Limited (NYSE: YALA) since February 2021 and an independent director of MINISO Group Holding Limited (NYSE: MNSO) since October 2020. In addition, Ms. Xu has served as the chief financial officer of ClouDr, a chronic disease management and smart healthcare platform in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100) from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014. Ms. Xu received a bachelor’s degree in international business from Nanjing University in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States.

Board of Directors

Our board of directors will consist of six directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Lili Xu and Rui Shirley Xue. Lili Xu will be the chairperson of our audit committee. We have determined that Lili Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Lili Xu qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Lili Xu and Lu Zhang. Lili Xu will be the chairperson of our compensation committee. We have determined that Lili Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Lili Xu and Ming Tao. Ming Tao will be the chairperson of our nominating and corporate governance committee. Lili Xu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Pursuant to our memorandum and articles of association that will remain effective after the completion of this offering:

•

until our founder, chairwoman and chief executive officer, Ms. Lu Zhang, and her affiliates (if such affiliates are entities, they must be ultimately under Ms. Zhang’s control entirely) collectively beneficially own less than 24,303,651 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, and Image Frame Investment (HK) Limited (“Tencent”) and its affiliates collectively beneficially own more than 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, Ms. Zhang shall always (i) be the chairperson of our board of directors, and (ii) be exclusively entitled to designate, appoint, remove, replace and reappoint up to three directors (“Founder Appointed Directors”); and

•

so long as Tencent and its affiliates beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, Tencent shall have the right to appoint, remove, replace and reappoint one director (“Tencent Director”).

Any Tencent Director or Founder Appointed Director may be removed from our board, either for or without cause, only upon the vote or written consent of Tencent or Ms. Zhang, respectively.

Subject to the above, our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Subject to the provisions as described above, any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by our board of directors.

A director that is not Ms. Lu Zhang, a Founder Appointed Director or a Tencent Director may be removed from office by the affirmative vote of two-thirds (2/3) of our directors then in office (except with regard to the removal of the chairperson of the board of directors, who may be removed from office by the affirmative vote of all directors), or by ordinary resolutions (except with regard to the removal of the chairperson of the board of directors, who may be removed from office by a special resolution). In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB3.5 million and RMB0.7 million in cash to our executive officers and non-executive directors, respectively. For the year ended December 31, 2020, we paid an aggregate of RMB5.1 million (US$0.8 million) and nil in cash to our executive officers and non-executive directors, respectively. Our PRC subsidiary and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Except for the above contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plan

Our 2017 Share Incentive Plan was initially adopted in November 2017 and amended and restated in March 2020. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2017 Share Incentive Plan was initially 13,170,732 Class A ordinary shares, which was subsequently raised to 18,959,799 Class A ordinary shares in April 2018.

The following paragraphs summarize the principal terms of the 2017 Share Incentive Plan.

Type of Awards. The 2017 Share Incentive Plan permits the awards of options, share purchase rights and restricted shares.

Plan Administration. Our board of directors or a committee approved and appointed by our board of directors will administer the 2017 Share Incentive Plan. The committee or the full board of directors, as applicable, will determine, among others, the participants to receive awards, the number of share to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2017 Share Incentive Plan are evidenced by a stock option agreement, restricted share purchase agreement or share award agreement, as applicable, that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants. However, inventive share options may be granted to our employees and employees of any of our parent or subsidiaries only.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2017 Share Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2017 Share Incentive Plan has a term of ten years from its date of effectiveness. Our board of directors may at any time amend, alter, suspend, or terminate the 2017 Share Incentive Plan and shall obtain shareholder approval of any plan amendment to the extent necessary to comply with or stock exchange rules, unless we decide to follow home country practice. However, no such action may adversely impair the rights of any awardee with respect to any outstanding award unless mutually agreed otherwise between the awardee and the plan administrator.

As of the date of this prospectus, our employees and consultants other than directors and executive officers hold options to purchase 8,892,945 Class A ordinary shares, with a weighted average exercise price of US$0.3356 per share. The following table summarizes, as of the date of this prospectus, the number of options we have granted to our directors and executive officers. We have not granted other types of share incentive awards to our directors or executive officers.

Name	Class A Ordinary Shares Underlying Outstanding Options	Average Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ming Tao	4,019,610	0.10	November 27, 2017 to April 28, 2020	November 27, 2027 to April 28, 2030
Rui Shirley Xue	*	0.0001	November 16, 2020	November 16, 2030

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 151,918,420 ordinary shares (including 116,104,370 Class A ordinary shares and 35,814,050 Class B ordinary shares) outstanding on an as-converted basis as of the date of this prospectus, and                Class A ordinary shares and                Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering					Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power†	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power†
Directors and Executive Officers**:
Lu Zhang(1)	12,793,253	35,814,050	48,607,303	32.0	65.0
Ming Tao(2)	1,863,578	—	1,863,578	1.2	*
Rui Shirley Xue	—	—	—	—	—
Ye Yuan	—	—	—	—	—
Yu Wu	—	—	—	—	—
Lili Xu††	—	—	—	—	—
All Directors and Executive Officers as a Group	14,656,831	35,814,050	50,470,881	33.2	65.6
Principal Shareholders:
Soulgate Holding Limited(1)	12,793,253	35,814,050	48,607,303	32.0	65.0
Image Frame Investment (HK) Limited(3)	75,807,291	—	75,807,291	49.9	25.7
Genesis Capital I LP(4)	9,111,979	—	9,111,979	6.0	*

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 22/F, SCG Parkside, 868 Yinghua Road, Pudong New Area, Shanghai 201204, People’s Republic of China.
†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
††

Ms. Lili Xu has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(1)

Represents 48,607,303 ordinary shares consisting of 12,793,253 Class A ordinary shares and 35,814,050 Class B ordinary shares held by Soulgate Holding Limited, a British Virgin Islands company wholly owned by Ms. Lu Zhang. The registered address of Soulgate Holding Limited is Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	Represents 1,863,578 Class A ordinary shares that Mr. Ming Tao may acquire upon the exercise of options within 60 days after the date of this prospectus.
(3)

Represents 75,807,291 Class A ordinary shares held by Image Frame Investment (HK) Limited, a Hong Kong limited company. The sole member of Image Frame Investment (HK) Limited is Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. On May 10, 2021, Image Frame Investment (HK) Limited purchased a total of 47,169,068 ordinary and preferred shares from all of our existing Shareholders at a total consideration of US$442,037,505. For more details, see Note 16 to our consolidated financial statements included elsewhere in this prospectus.

(4)

Represents 9,111,979 Class A ordinary shares held by Genesis Capital I LP, a Cayman Islands limited partnership. Genesis Capital I LP is managed by Genesis Capital Ltd, its general partner, which is wholly-owned by Yuan Capital Ltd. Yuan Capital Ltd is wholly-owned by Mr. Zhijian Peng. The registered address of Genesis Capital I LP is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, KY1-1108, Cayman Islands.

As of the date of this prospectus, none of our ordinary shares and preferred shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a FINRA member.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Transactions with Our Shareholders and Related Entities

On May 14, 2020, our company repurchased 4,043,262 ordinary shares from Soulgate Holding Limited, J&M Capital Limited, Mingjun Capital Limited and Ventek Limited at a total consideration of US$15.0 million. Our amount due to a related party totaled RMB1.0 million (US$0.2 million) as of December 31, 2020 and March 31, 2021, which represents the remaining repurchase consideration payable to Ventek Limited.

On April 16, 2018, our company issued 7,585,423 Series B preferred shares to Genesis Capital I LP for a consideration of US$12.0 million and 3,447,920 Series B preferred shares to Morningside China TMT Fund IV, L.P. for a consideration of US$5.5 million.

On December 7, 2018, our company issued 6,975,880 Series C preferred shares to Genesis Capital I LP for a consideration of US$30.0 million and 1,056,952 Series C preferred shares to Morningside China TMT Fund IV, L.P. for a consideration of US$4.5 million.

On May 14, 2020, our company issued 4,043,262 Series D-1 preferred shares and 24,594,961 Series D-2 preferred shares to Image Frame Investment (HK) Limited for considerations of US$15.0 million and US$120.0 million, respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000 divided into 1,000,000,000 ordinary shares, comprising of (i) 840,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 60,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 100,000,000 shares with a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine (which shall include the approval of Tencent Director, so long as Tencent is entitled to appoint one director). As of the date of this prospectus, 116,104,370 Class A ordinary shares and 35,814,050 Class B ordinary shares are issued and outstanding. As of the date of this prospectus and immediately following the completion of this offering, all of the Class B ordinary shares are and will be beneficially owned by our founder, chairwoman and chief executive officer, Ms. Lu Zhang. Immediately following the completion of this offering, these Class B ordinary shares will represent              of our total issued and outstanding share capital and              of the aggregate voting power of our total issued and outstanding share capital. All of our issued and outstanding shares are fully paid.

Our Memorandum and Articles of Association

Our currently effective memorandum and articles of association are the sixth amended and restated memorandum and articles of association, which will remain effective after the completion of this offering. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, chairwoman and chief executive officer, Ms. Lu Zhang, or her affiliates (if such affiliates are entities, they must be ultimately under Ms. Zhang’s control entirely) (Ms. Zhang and such affiliates, “Permissible Transferees”), or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a Permissible Transferee, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

In addition, Class B ordinary shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares under any of the following conditions: (i) Permissible Transferees collectively beneficially own less than 24,303,651 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, and Image Frame Investment (HK) Limited (“Tencent”) and its affiliates collectively beneficially own more than 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, (ii) this offering is not completed within a certain timeframe after our company has received signature pages to certain documents necessary for the completion of this offering from Tencent and the director appointed to our board by Tencent (“Tencent Director”), (iii) Ms. Lu Zhang voluntarily resigns from her positions at our company as a director and an executive officer, and continues to serve as neither for a period of 20 consecutive business days, and (iv) Ms. Lu Zhang is permanently incapable of acting as a director and an executive officer of our company as a result of legal judgment or physical or mental incapacity. Further, so long as Tencent and its affiliates collectively beneficially own more than 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, certain Class B ordinary shares beneficially owned by Permissible Transferees and any share incentive vehicle or trustee established by us will be automatically and immediately converted to the same number of Class A ordinary shares when the collective voting power of Permissible Transferees and the share incentive vehicle or trustee exceeds 65% of the voting power represented by all of our issued and outstanding share capital, so that such voting percentage will be 65% after such conversion.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Subject to any rights and restrictions for the time being attached to any share, on a show of hands every shareholder present at a general meeting have one vote each and on a poll, each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to five votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by an ordinary resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be materially and adversely varied with the consent in writing of at least two-thirds of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights; provided that so long as Tencent and its affiliates collectively beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, no rights of Tencent may be materially and adversely altered or amended without the affirmative vote of Tencent.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, provide that so long as Tencent and its affiliates beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, any issuance of Class B ordinary shares or any securities convertible into Class B ordinary shares shall be approved by a special resolution, which shall include Tencent’s affirmative vote.

Our memorandum and articles of association also authorize our board of directors (subject to the affirmative vote of the Tencent Director so long as Tencent is entitled to appoint a Tencent Director) to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors (with the affirmative vote of the Tencent Director so long as Tencent is entitled to appoint a Tencent Director) may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the

Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

[In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, until our founder, chairwoman and chief executive officer, Ms. Lu Zhang, and her affiliates (if such affiliates are entities, they must be ultimately under Ms. Zhang’s control entirely) collectively beneficially own less than 24,303,651 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, and Tencent and its affiliates collectively beneficially own more than 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, Ms. Lu Zhang shall always be exclusively entitled to designate, appoint, remove, replace and reappoint up to three directors (“Founder Appointed Directors”); and so long as Tencent and its affiliates collectively beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, Tencent shall have the right to appoint, remove, replace and reappoint one director (“Tencent Director”). Any Tencent Director or Founder Appointed Director may be removed from our board, either for or without cause, only upon the vote or written consent of Tencent or Ms. Zhang, respectively. A director that is not Ms. Lu Zhang, a Founder Appointed Director or a Tencent Director may be removed from office by the affirmative vote of two-thirds (2/3) of our directors then in office (except with regard to the removal of the chairperson of our board of directors, who may be removed from office by the affirmative vote of all directors), or by ordinary resolutions (except with regard to the removal of the chairperson of our board of directors, who may be removed from office by a special resolution). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provision of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights. In addition, so long as Tencent and its affiliates collectively beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, no rights of Tencent may be materially and adversely altered or amended without the affirmative vote of Tencent.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders, provided that so long as Tencent and its affiliates collectively beneficially own at least 37,903,646 shares (subject to subsequent adjustment for share subdivisions, share dividends, reverse share splits, re-capitalizations and the like) of our company, no rights of Tencent or Tencent Director may be materially and adversely altered or amended without the affirmative vote of Tencent.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years. On May 10, 2021, in connection with the adoption of our six amended and restated memorandum and articles, except for 35,814,050 ordinary shares held by Soulgate Holding Limited that were re-designated as Class B ordinary shares, all of our ordinary shares in authorized share capital were re-designated as Class A ordinary shares, while all of our preferred shares in authorized share capital were converted to Class A ordinary shares.

Ordinary Shares

On May 14, 2020, we issued 2,812,654 ordinary shares to Soulgate Holding Limited for a total consideration of US$281.3 upon the exercise of options by our founder, chairwoman and chief executive officer, Ms. Lu Zhang.

Preferred Shares

On April 16, 2018, we issued (i) 7,585,423 Series B preferred shares to Genesis Capital I LP, (ii) 3,792,712 Series B preferred shares to Apoletto Asia Ltd, (iii) 3,447,920 Series B preferred shares to Morningside China TMT Fund IV, L.P., (iv) 344,792 Series B preferred shares to Morningside China TMT Fund IV Co-Investment, L.P., (v) 632,119 Series B preferred shares to Lighthouse Capital International Inc., and (vi) 632,119 Series B preferred shares to MFUND, L.P. for a total consideration of US$26.0 million.

On December 7, 2018, we issued (i) 6,975,880 Series C preferred shares to Genesis Capital I LP, (ii) 1,056,952 Series C preferred shares to Morningside China TMT Fund IV, L.P., (iii) 105,695 Series C preferred shares to Morningside China TMT Fund IV Co-Investment, L.P., (iv) 4,458,414 Series C preferred shares to GGV Capital VI L.P., (v) 192,173 Series C preferred shares to GGV Capital VI Entrepreneurs Fund L.P., and (vi) 465,059 Series C preferred shares to Lighthouse International Growth Fund L.P. for a total consideration of US$57.0 million.

On May 14, 2020, we issued (i) 4,043,262 Series D-1 preferred shares and (ii) 24,594,961 Series D-2 preferred shares to Image Frame Investment (HK) Limited for a total consideration of US$135.0 million.

Grant of Options

During the past three years, we have granted options to certain of our employees and consultant. The aggregate number of outstanding options issued in the past three years under our 2017 Share Incentive Plan is 9,593,211. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement with our shareholders in May 2020. The fourth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, preemptive rights, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than certain registration rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering. For the complete text of the fourth amended and restated shareholders agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC, of which this prospectus is a part.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the fourth amended and restated shareholders agreement.

Demand Registration Rights. If, at any time following the earlier of (i) the taking effect of a registration statement for our initial public offering, and (ii) the fifth anniversary of the Series D preferred share issue date, holders of registrable securities holding 15% or more voting power of the then outstanding registrable securities may request us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities. Upon receipt of such a request, we shall promptly give notice of such requested registration to all other shareholders and thereupon shall use our reasonable best efforts to effect, as soon as possible, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders request us to register. We are obligated to effect no more than a total of three demand registrations. We shall pay all registration expenses in connection with each demand registration.

Registration on Form F-3. Holders holding 15% or more of the voting power of the then outstanding registrable securities may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable using our reasonable efforts.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least thirty percent (30%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included for a public offering other than an initial public offering, and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Registration Rights.    The registration rights will terminate with respect to any holder of registrable securities upon the earliest of: (i) the date that is five years following the completion of this offering, and (ii) when all registrable securities held by that shareholder may be sold without restriction under Rule 144 within any 90-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs.              ADSs will represent              Class A ordinary shares (or a right to receive              Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities.

The depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”.

Dividends and Other Distributions

How will I receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 30 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADSs	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction and Arbitration

The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the ADSs or the deposit agreement. In addition, the deposit agreement provides that any controversy, claim or cause of action brought by any party to the deposit agreement against us arising out of or relating to, among other things, the ADSs or the deposit agreement, if elected by the claimant, shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The arbitration provisions apply to actions arising under the Securities Act and the Exchange Act. However, the arbitration provisions of the deposit agreement do not preclude you from pursuing any claims, including claims under the Securities Act or the Exchange Act, in the United States District Court for the Southern District of New York (or New York state courts in New York County, New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). Accepting or consenting to the arbitration provisions does not constitute a waiver by investors of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing                Class A ordinary shares or,     % of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We[, our directors and executive officers, our existing shareholders and holders of options] have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, represented by ADSs or otherwise, which will equal Class A ordinary shares immediately after this offering; or

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the average weekly trading volume of our Class A ordinary shares represented by ADSs or otherwise, on the Nasdaq Global Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Shihui Partners, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that Soulgate Inc. is not a PRC resident enterprise for PRC tax purposes. Soulgate Inc. is a company incorporated outside of the PRC. Soulgate Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Soulgate Inc. meets all of the conditions above. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Soulgate Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (or in the case of dividends, would be withheld at source by us). Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. However, it is unclear whether non-PRC holders of shares or ADSs of Soulgate Inc. would be able to obtain in practice the benefits of any tax treaties between their country of tax residence and the PRC in the event that Soulgate Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Soulgate Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) to be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any subsidiary of our consolidated VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, are treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC, BofA Securities, Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC

Jefferies LLC

BofA Securities, Inc.

China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                 per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to                 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. [The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus.] To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$        . [We have also agreed to reimburse the underwriters for expenses up to US$        relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other fees and expenses in connection with this offering.]

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States of America. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022, United States of America. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States of America. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We intend to apply for the [listing of our ADSs on the NASDAQ Global Market under the trading symbol “SSR.”

We, [our directors, executive officers, all of our existing shareholders and all holders of share-based awards] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	[the sale of ordinary shares or ADSs to the underwriters;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by our company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth), or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106— Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores), or CNBV, of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or

Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Shihui Partners and for the underwriters by JunHe LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Shihui Partners with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Soulgate Inc. as of and for the years ended December 31, 2019 and 2020 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, No. 1 East Chang An Avenue, Beijing, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

SOULGATE INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Soulgate Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Soulgate Inc. and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing, China

May 10, 2021

SOULGATE INC.

CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	US$
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents		41,205,272	626,030,837	95,943,423
Short-term investments	3	50,029,178	—	—
Accounts receivable, net	4	—	11,800,146	1,808,451
Prepayments and other current assets	5	29,975,630	53,474,058	8,195,259

Total current assets		121,210,080	691,305,041	105,947,133

Non-current assets
Property and equipment, net		2,321,416	4,756,941	729,033
Other non-current assets	6	176,775	5,249,519	804,524

Total non-current assets		2,498,191	10,006,460	1,533,557

Total assets		123,708,271	701,311,501	107,480,690

LIABILITIES
Current liabilities
Deferred revenue (including deferred revenue of consolidated VIE without recourse to the Company of RMB12,319,116 and RMB34,516,140 as of December 31, 2019 and December 31, 2020, respectively)		12,319,116	34,516,140	5,289,830
Amount due to a related party	13	—	978,735	149,998
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE without recourse to the Company of RMB41,029,531 and RMB174,738,199 as of December 31, 2019 and December 31, 2020, respectively)	7	50,551,466	284,093,179	43,539,185

Total current liabilities		62,870,582	319,588,054	48,979,013

Total liabilities		62,870,582	319,588,054	48,979,013

Commitments and contingencies (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	US$
				(Note 2(d))
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,904,881 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB2,641,486 and RMB2,638,463 as of December 31, 2019 and 2020; Liquidation value of RMB2,796,522 and RMB2,615,612 as of December 31, 2019 and 2020)	8	2,641,486	2,638,463	404,362
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 12,195,122 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB12,423,264 and RMB12,405,752 as of December 31, 2019 and 2020; Liquidation value of RMB13,097,592 and RMB12,250,291 as of December 31, 2019 and 2020)	8	12,423,264	12,405,752	1,901,265
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 10,878,780 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB35,871,500 and RMB35,848,975 as of December 31, 2019 and 2020; Liquidation value of RMB38,285,702 and RMB35,808,947 as of December 31, 2019 and 2020)	8	35,871,500	35,848,975	5,494,096
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,435,085 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB206,188,201 and RMB206,458,578 as of December 31, 2019 and 2020; Liquidation value of RMB226,726,518 and RMB212,059,267 as of December 31, 2019 and 2020)	8	206,188,201	206,458,578	31,641,161
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 13,254,173 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of RMB431,546,598 and RMB433,464,315 as of December 31, 2019 and 2020; Liquidation value of RMB497,054,265 and RMB464,899,139 as of December 31, 2019 and 2020)	8	431,546,598	433,464,315	66,431,313
Series D-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, nil and 4,043,262 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of nil and RMB102,828,837 as of December 31, 2019 and 2020; Liquidation value of nil and RMB122,341,861 as of December 31, 2019 and 2020)	8	—	110,246,255	16,895,978
Subscription receivable from Series D-1 Redeemable Convertible Preferred Shares	8	—	(978,735)	(149,998)
Series D-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, nil and 24,594,961 shares authorized, issued and outstanding as of December 31, 2019 and 2020; Redemption value of nil and RMB822,630,791 as of December 31, 2019 and 2020; Liquidation value of nil and RMB978,735,002 as of December 31, 2019 and 2020)	8	—	822,630,791	126,073,684

Total mezzanine equity		688,671,049	1,622,714,394	248,691,861

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2019	As of December 31, 2020
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ DEFICIT:
Ordinary Shares (US$0.0001 par value, 442,331,959 shares and 413,693,736 shares authorized as of December 31, 2019 and 2020; 66,842,764 shares and 65,612,156 shares issued and outstanding as of December 31, 2019 and 2020)	9	46,020	45,147	6,919
Accumulated other comprehensive income (loss)		(30,301,104)	36,233,248	5,552,988
Accumulated deficit		(597,578,276)	(1,277,269,342)	(195,750,091)

Total shareholders’ deficit		(627,833,360)	(1,240,990,947)	(190,190,184)

Total liabilities, mezzanine equity and shareholders’ deficit		123,708,271	701,311,501	107,480,690

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	For the Years Ended December 31,
		2019	2020
		RMB	RMB	US$
				(Note 2(d))
Revenues	14	70,707,478	498,012,959	76,323,825
Cost and expenses:
Cost of revenues		(36,213,565)	(95,489,161)	(14,634,354)
Selling and marketing expenses		(204,516,060)	(621,234,352)	(95,208,330)
Technology and development expenses		(95,822,903)	(180,555,655)	(27,671,365)
General and administrative expenses		(35,727,492)	(89,624,881)	(13,735,614)

Total cost and expenses		(372,280,020)	(986,904,049)	(151,249,663)

Operating loss		(301,572,542)	(488,891,090)	(74,925,838)

Gains on sales of short-term investments		1,073,599	179,932	27,576
Interest income		952,646	570,155	87,380

Loss before income taxes		(299,546,297)	(488,141,003)	(74,810,882)
Income tax expense	11	—	—	—

Net loss		(299,546,297)	(488,141,003)	(74,810,882)

Accretion and modification of Redeemable Convertible Preferred Shares	8	(49,156,447)	(112,726,642)	(17,276,114)

Net loss attributable to ordinary shareholders		(348,702,744)	(600,867,645)	(92,086,996)

Net loss per ordinary share
—Basic and diluted	12	(5.22)	(9.10)	(1.39)
Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	12	66,842,764	66,063,941	66,063,941
Net loss		(299,546,297)	(488,141,003)	(74,810,882)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(19,816,393)	66,563,530	10,201,307
Unrealized gains on short-term investments, net of nil income taxes		1,102,777	150,754	23,104
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of nil income taxes		(1,073,599)	(179,932)	(27,576)

Comprehensive loss		(319,333,512)	(421,606,651)	(64,614,047)

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	66,842,764	46,020	—	(10,513,889)	(255,304,969)	(265,772,838)
Net loss	—	—	—	—	(299,546,297)	(299,546,297)
Share-based compensation	—	—	6,429,437	—	—	6,429,437
Accretion of Redeemable Convertible Preferred Shares	—	—	(6,429,437)	—	(42,727,010)	(49,156,447)
Unrealized gains on short-term investments, net of nil income taxes	—	—	—	1,102,777	—	1,102,777
Reclassification adjustment for gains on short-term investments realized in net income, net of nil income taxes	—	—	—	(1,073,599)	—	(1,073,599)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(19,816,393)	—	(19,816,393)

Balance as of December 31, 2019	66,842,764	46,020	—	(30,301,104)	(597,578,276)	(627,833,360)

Net loss	—	—	—	—	(488,141,003)	(488,141,003)
Share-based compensation	—	—	21,145,928	—	—	21,145,928
Exercise of stock options	2,812,654	1,996	—	—	—	1,996
Repurchase and retirement of ordinary shares	(4,043,262)	(2,869)	(1,551,632)	—	(98,417,717)	(99,972,218)
Accretion and modification of Redeemable Convertible Preferred Shares	—	—	(19,594,296)	—	(93,132,346)	(112,726,642)
Unrealized gains on short-term investments, net of nil income taxes	—	—	—	150,754	—	150,754
Reclassification adjustment for gains on short-term investments realized in net income, net of nil income taxes	—	—	—	(179,932)	—	(179,932)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	66,563,530	—	66,563,530

Balance as of December 31, 2020	65,612,156	45,147	—	36,233,248	(1,277,269,342)	(1,240,990,947)

Balance as of December 31, 2020- US$ (Note 2(d))		6,919	—	5,552,988	(195,750,091)	(190,190,184)

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
Operating activities:
Net loss	(299,546,297)	(488,141,003)	(74,810,882)
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	6,429,437	21,145,928	3,240,755
Depreciation	1,577,000	2,228,677	341,560
Gains on sales of short-term investments	(1,073,599)	(179,932)	(27,576)
Unrealized foreign currency exchange (gains) losses	(17,907)	1,000,579	153,345
Losses on disposal of property and equipment	—	58,640	8,987
Changes in operating assets and liabilities:
Accounts receivable	—	(11,800,146)	(1,808,451)
Prepayments and other current assets	(27,713,174)	(16,606,652)	(2,545,081)
Other non-current assets	(146,420)	(5,059,100)	(775,341)
Deferred revenue	12,319,116	22,197,024	3,401,843
Accrued expenses and other current liabilities	23,909,882	230,367,766	35,305,405

Net cash used in operating activities	(284,261,962)	(244,788,219)	(37,515,436)

Investing activities:
Purchase of property and equipment	(2,483,256)	(4,736,486)	(725,898)
Purchase of short-term investments	(402,000,000)	—	—
Proceeds from maturity of short-term investments	353,073,599	50,179,932	7,690,411
Advances to third parties	—	(3,300,000)	(505,747)

Net cash (used in) provided by investing activities	(51,409,657)	42,143,446	6,458,766

Financing activities:
Payments of issuance cost of Series C Redeemable Convertible Preferred Shares	(8,711,459)	—	—
Proceeds from issuance of Series D-1 Redeemable Convertible Preferred Shares	—	105,357,780	16,146,786
Proceeds from issuance of Series D-2 Redeemable Convertible Preferred Shares	—	851,376,000	130,479,081
Payments of issuance cost for Series D-1 and Series D-2 Redeemable Convertible Preferred Shares	—	(8,578,227)	(1,314,671)
Payments for repurchase of ordinary shares	—	(98,907,998)	(15,158,314)
Payments of initial public offering (“IPO”) costs	—	(339,623)	(52,050)
Proceeds from exercise of stock options	—	1,996	306

Net cash (used in) provided by financing activities	(8,711,459)	848,909,928	130,101,138

Effect of foreign currency exchange rate changes on cash and cash equivalents	(8,725,392)	(61,439,590)	(9,416,029)

Net (decrease) increase in cash and cash equivalents	(353,108,470)	584,825,565	89,628,439

Cash and cash equivalents at the beginning of the year	394,313,742	41,205,272	6,314,984

Cash and cash equivalents at the end of the year	41,205,272	626,030,837	95,943,423

Supplemental cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—
Accrual for IPO costs	—	3,528,371	540,747
Payable for repurchase of ordinary shares	—	1,064,220	163,099
Subscription receivable from Series D-1 Redeemable Convertible Preferred Shares	—	1,064,220	163,099

The accompanying notes are an integral part of these consolidated financial statements.

SOULGATE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

Soulgate Inc. (“the Company”), through its wholly-owned subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as “the Group”), is principally engaged in social networking platform services and generates revenues by providing value-added services. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Organization

The Company is a holding company that was incorporated in the Cayman Islands. The Company’s social networking platform services in the PRC were conducted through Shanghai Soulgate Technology Co., Ltd. (“Shanghai Soulgate”, or the “VIE”), a limited liability company established under the laws of the PRC on June 17, 2015, in order to comply with the PRC laws and regulations which prohibit or restrict control of companies involved in the provision of value-added telecommunication services by foreign investors. Shanghai Soulgate holds the PRC operating licenses in order to carry out mobile platform operations in China. The recognized and unrecognized revenue-producing assets of the VIE primarily consists of property and equipment, the website, Soul application, the value-added telecommunication business license and other licenses necessary for the operation and assembled workforce. The equity interests of Shanghai Soulgate are legally held by Ms. Lu Zhang, who is the Founder, Director and Chief Executive Officer of the Group, Mingjun Capital Limited, J&M Capital Limited, Ventek Limited and MFUND L.P., who are the shareholders of the Group and act as nominee equity holders of the VIE on behalf of Shanghai Soul Technology Co., Ltd. (“Shanghai Soul”, or WFOE), the Company’s wholly owned subsidiary in the PRC. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Interest Pledge Agreement, Exclusive Call Option Agreement, Loan Agreement and Spouse Consent Letter (collectively, the “VIE Agreements”), were entered among Shanghai Soul, Shanghai Soulgate and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIE has granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to WFOE. The nominee equity holders of the VIE do not participate significantly in income and loss and do not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE is considered a variable interest entity.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WFOE, has a controlling financial interest in the VIE because the WFOE has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits from the VIE that could potentially be significant to the VIE. Thus, the Company, through the WFOE, is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, the WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC law. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE are attributed to the Company.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

The principal terms of the VIE Agreements are further described below.

1)  Powers of Attorney

Pursuant to the Powers of Attorney, each nominee equity holder of the VIE has irrevocably authorized the WFOE, or any individuals designated by the WOFE to act as such nominee equity holder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to: (i) the right to attend shareholders’ meeting of the VIE; (ii) receiving notifications of any procedures with respect to shareholder meetings; (iii) exercising voting rights with respect to any matters discussed in shareholder meetings; (iv) signing and delivering any written resolutions and minutes; (v) selling, transferring, pledging or disposing of equity interests in part or in whole; (vi) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of the VIE; (vii) approving annual budget and declaring dividends; (viii) approving amendments of articles, and (ix) exercising all other rights conferred by the VIE’s memorandum and articles and relevant laws and regulations. The Powers of Attorney remain irrevocably effective as long as such VIE equity holders remain as the VIE’s equity holders, unless otherwise instructed by the WFOE.

2)  Exclusive Business Cooperation Agreement

WFOE and the VIE entered into an Exclusive Business Cooperation Agreement, whereby WFOE is engaged as the exclusive service provider for the permission of intellectual property rights, business support, technology support and related consultancy services to the VIE. Unless a written consent is given by WFOE, the VIE is not allowed to engage a third party to provide such services. The VIE shall pay WFOE a service fee at an amount equal to the VIE’s annual revenue minus costs and expenses agreed by WFOE and can be adjusted by WFOE without the consent of the VIE. WFOE owns the exclusive intellectual property rights, whether created by WFOE or the VIE, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement will be in effect unless otherwise terminated according to PRC law. WFOE may terminate the Exclusive Business Cooperation Agreement unilaterally with a 30-day written notice.

3)  Equity Interest Pledge Agreement

Pursuant to Equity Interest Pledge Agreement, the nominee equity holders of the VIE have pledged all of their equity interest in the VIE to guarantee the nominee equity holders’ and the VIE’s performance of their obligations under the contractual arrangements, which include Exclusive Business Cooperation Agreement, Exclusive Call Option Agreement, Powers of Attorney and Loan Agreement. If the VIE or the nominee equity holders breach their contractual obligations under these agreements, WFOE, as pledgee, will be entitled to certain rights regarding the pledged interests, including receiving proceeds from the auction or sale of all or part of the pledged interests of the VIE in accordance with the law. WFOE may transfer all or any of its rights and obligations under the Equity Interest Pledge Agreement to its designee(s) at any time. The nominee equity holders of the VIE agree that, during the term of the Equity Interest Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of WFOE. The Equity Interest Pledge Agreements remain effective until fulfillment of all the obligations under the Exclusive Call Option Agreement, the Exclusive Business Cooperation Agreement and the Powers of Attorney. The pledge was registered with the relevant local administration for industry and commerce in July and August 2020 and will remain binding until the VIE and their nominee equity holders discharge all their obligations under the contractual arrangements. The registration of the equity pledge enables the WFOE to enforce the equity pledge against third parties who acquire the equity interests of the VIE in good faith.

4)  Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, the equity holders of the VIE has irrevocably granted WFOE or any third party designated by WFOE an exclusive option to purchase, at its discretion, to the extent

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

permitted under PRC law, all or part of the equity interests in the VIE. The purchase price shall be the minimum price permitted under PRC law. The equity holders should remit to WFOE any amount that is paid by WFOE or its designated person(s) in connection with the purchased equity interest. Without prior written consent of WFOE, the VIE and the equity holders shall not (i) sell, transfer, pledge or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the equity holders on the VIE under the Equity Interest Pledge Agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure; (iii) cause the VIE to enter into any material contract in excess of RMB100,000, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by WFOE, the VIE shall immediately distribute all distributable profits to the equity holders; (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s assets or allow any encumbrance of any assets; or (viii) terminate, liquidate or dissolve the VIE. The VIE and its equity holders shall appoint those individuals recommended by WFOE as directors of the VIE. The Exclusive Call Option Agreement can be terminated by WFOE unilaterally with a 30-day written notice, or it will be terminated when the entire equity interests in the VIE have been transferred to the WFOE or its designee(s) pursuant to the agreement.

5)  Loan Agreement

Pursuant to the Loan Agreement between WFOE and Ms. Lu Zhang, one of the equity holders of the VIE, WFOE made loans in an aggregate amount of RMB3.6 million to Ms. Lu Zhang solely for the purpose of operating the VIE’s business. Pursuant to the Loan Agreement, Ms. Lu Zhang shall repay the loan by transfer of all her equity interest in the VIE to WFOE or its designated person(s). Ms. Lu Zhang must pay all of the proceeds from sale of such equity interests to WFOE. The Loan Agreement has an original term of 10 years commencing from May 8, 2020 which will be extended automatically for another ten years on each expiration.

6)  Spouse Consent Letter

Pursuant to the spouse consent letter, the spouse of Ms. Lu Zhang, unconditionally and irrevocably agreed that the equity interest in VIE held by Ms. Lu Zhang and registered in the name of Ms. Lu Zhang will be disposed of pursuant to the Powers of Attorney, Loan Agreement, Equity Interest Pledge Agreement and Exclusive Call Option Agreement, and that Ms. Lu Zhang may perform, amend or terminate such agreements without the signing spouse’s additional consent. Additionally, the signing spouse agreed not to assert any rights over the equity interest in the VIE held by Ms. Lu Zhang. In addition, in the event that the signing spouse obtains any equity interest in the VIE held by Ms. Lu Zhang for any reason, he agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

The Company relies on the VIE Agreements to operate and control VIE. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China.

Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIE, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses and/or operating licenses of the Company’s PRC subsidiary and the VIE;

•	imposing fines on the Company;

•	confiscating any of the Company’s income that they deem to be obtained through illegal operations, or imposing other requirements with which the VIE may not be able to comply;

•	discontinuing or placing restrictions or onerous conditions on the Company’s operations;

•	placing restrictions on the Company’s right to collect revenues;

•	shutting down the Company’s servers or blocking the Company’s mobile application;

•	requiring the Company to restructure the ownership structure or operations;

•	restricting or prohibiting the Company use of the proceeds from initial public offering or other financing activities of the Company to finance the business and operations of the VIE;

•	taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIE or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIE in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

The equity interests of VIE are legally held by Ms. Lu Zhang, Mingjun Capital Limited, J&M Capital Limited, Ventek Limited and MFUND L.P., as nominee equity holders on behalf of the Company. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Call Option Agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIE to a PRC entity or individual designated by the Company, to the extent permitted by PRC law. The shareholders of the VIE have executed powers of attorney to appoint the WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2019 and 2020, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
ASSETS
Current assets
Cash	8,006,402	6,194,681
Account receivable, net	—	11,800,146
Prepayments and other current assets	13,473,377	33,927,782

Total current assets	21,479,779	51,922,609

Non-current assets
Property and equipment, net	1,026,347	3,785,978
Other non-current assets	176,775	2,113,793

Total non-current assets	1,203,122	5,899,771

Total assets	22,682,901	57,822,380

LIABILITIES
Current liabilities
Amount due to a related party*	73,685,345	186,740,793
Deferred revenue	12,319,116	34,516,140
Accrued expenses and other current liabilities	41,029,531	174,738,199

Total current liabilities	127,033,992	395,995,132

Total liabilities	127,033,992	395,995,132

* Amount due to a related party represents amount due to the WFOE, which is eliminated upon consolidation.

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Revenues	70,707,478	497,988,053
Net loss	(85,104,711)	(253,253,274)
Net cash used in operating activities	(43,505,198)	(8,223,826)
Net cash used in investing activities	(1,045,199)	(6,931,160)
Net cash provided by financing activities*	51,564,526	13,343,265
Net increase (decrease) in cash	7,014,129	(1,811,721)
Cash at the beginning of the year	992,273	8,006,402
Cash at the end of the year	8,006,402	6,194,681

* Net cash provided by financing activities represents cash provided by WFOE, which is eliminated upon consolidation.

In accordance with the VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can only be used to settle obligations of the VIE, except for paid in capital of RMB4.2 million as of December 31, 2019 and 2020. The creditors of the VIE do not have recourse to the general credit of WFOE.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

During the years presented, the Company and its wholly-owned subsidiaries provided financial support to VIE that they were not contractually required to provide in the form of advances. To the extent VIE requires financial support, the WFOE may, at its option and to the extent permitted under the PRC law, provide such support to VIE through loans to VIE’s nominee equity holders or entrustment loans to VIE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has incurred losses since its inception. As of December 31, 2020, the Group had an accumulated deficit of RMB1,277,269,342. In addition, for the year ended December 31, 2020, the Group recorded net cash used in operating activities in the amount of RMB244,788,219. Historically, the Group had relied principally on proceeds from the issuance of preferred shares to fund the Group’s working capital requirements.

Management believes that the amount of available cash balance as of December 31, 2020 and forecasted net cash flows for a period of one year after the issuance of the consolidated financial statements will be sufficient for the Group to satisfy its obligations and commitments when they become due for a reasonable period of time. Management also believes that the Group can adjust the pace of its business expansion and control operating expenses, including selling and marketing expenses, when necessary. The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period extending at least one year beyond the date that the consolidated financial statements are issued.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and VIE’s wholly-owned subsidiaries.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to the fair values of share-based compensation awards, redeemable convertible preferred shares and ordinary shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	38,260,487	12,399,507
—Denominated in USD	165,866	27,562,452

Total cash and cash equivalents balances held at mainland PRC financial institutions	38,426,353	39,961,959

Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in HKD	—	23,550
—Denominated in USD	—	652,235

Total cash and cash equivalents balances held at the Hong Kong S.A.R. financial institution	—	675,785

Financial institutions in the United States
—Denominated in USD	2,778,919	585,393,093

Total cash and cash equivalents balances held at the United States financial institutions	2,778,919	585,393,093

Total cash and cash equivalents balances held at financial institutions	41,205,272	626,030,837

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Short-term investments

Short-term investments include financial products with variable interest rates placed with financial institutions. The Group classifies the financial products as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses, net of related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Leasehold improvements	Shorter of 3 years or lease term
Office and electronic equipment	3 years
Vehicles	4 years

When items are retired or otherwise disposed of, gain or loss is recognized for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(i)	Impairment of long-lived asset

Long-lived asset or asset group such as property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset or asset group by comparing the carrying value of the asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or asset group over the fair value of the asset or asset group. No impairment of long-lived asset or asset group was recognized for the years ended December 31, 2019 and 2020.

(j)	Value added taxes

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to value added tax (“VAT”). Revenue from providing value-added services and advertising services through the Group’s social networking platform is generally subject to VAT at the rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(k)	Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, other receivables included in prepayments and other current assets, amount due to a related party and other payables included in accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on price per unit quoted by financial institutions and categorized in Level 2 of the fair value hierarchy. As of December 31, 2019 and 2020, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(l)	Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers on January 1, 2018, and recognizes revenue as and when control of promised services is transferred to its customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

Valued-added services

The Group derives substantially all of its revenues from providing value-added services to its users via operating a social networking platform. Users get free access to basic functionalities on the platform, such as private messaging and content sharing. Users can also, through third-party payment service providers, purchase virtual currency or subscribe to membership to unlock value-added services, including various virtual items and membership privileges on the platform, which are the performance obligations of the Group to the paying users of the social networking platform. Revenue derived from the sale of virtual items and memberships are recognized on a gross basis as the Group is the principal with respect to the fulfillment of the associated promises. As such, where the Group shares a fixed percentage of fees it receives from paying users with third-party payment service providers, such fees are presented as cost of revenues.

Virtual items, which can be acquired through virtual currency, provide access to value-added services including access to enhanced recommendation opportunities, enhanced experience such as virtual gifts and avatars for a limited period of time, etc. Virtual items are categorized as either consumable or durable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consumable virtual items represent items that can be consumed by a specific user action at a point in time. The Group recognizes revenue attributable to consumable virtual items at the point in time when those items are consumed by a specific user action. Substantially all of durable virtual items are made available to the users over a predetermined period of time, over which the Group recognizes revenue on a straight-line basis related to these durable virtual items. To a lesser extent, certain durable virtual items are made available to the user without any time limits. The Group recognizes revenue related to these durable virtual items on a straight-line basis over an estimated period, which is determined based on the expected service period taking into account all known and relevant information at the time of assessment such as historical users’ behavioral pattern. This estimate is reassessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users resulting from new information are applied prospectively as changes in estimates.

Membership privileges include various time-based privileges during the membership period, such as access to members-only virtual items, discounts for virtual items and enhanced social networking functionalities. Membership privileges are available to users over the membership period ranging from one month to one year. The Group recognizes revenue relating to membership privileges on a straight-line basis over the membership period.

Advertising services

The Group provides display-based mobile advertising services to its customers, which allow customers to place advertisements on particular areas of the Group’s social networking platform in different formats, including but not limited to launch screen advertisements and feed advertisements, over a period of time. The Group determines each format of advertisements is a distinct performance obligation, and allocates the total consideration to each performance obligation based on its standalone selling price. Revenues for each performance obligation are recognized ratably over the period that format of advertisements is displayed.

Contract balances

Contract balances include accounts receivable and deferred revenue. The timing of revenue recognition and cash collections result in accounts receivable and contract liabilities (i.e. deferred revenue). Accounts receivable represent amount due from advertising customers and are recognized when the Group has satisfied its performance obligations and has the unconditional right to consideration. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers various factors in assessing the collectability of its receivables, including but not limited to the age of the receivable balance, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.

Deferred revenue (a contract liability) is payment received from customers related to value-added services and advertising services for which the corresponding services have not yet been provided to customers. Payments from customers for value-added services are non-refundable.

The balance of deferred revenue as of January 1, 2019 and 2020 was nil and RMB12,319,116, respectively. During the years ended December 31, 2019 and 2020, the Group recognized revenue in the amount of nil and RMB9,993,473 which was included in the deferred revenue balance at the beginning of the year, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Cost of revenues

Cost of revenues consists primarily of (i) commission fees paid to third-party payment platforms; (ii) staff cost, rental, depreciation and other direct costs of providing valued-added services. The Group defers commission fees paid to third-party payment platforms as they are direct and incremental costs of obtaining sales contracts. Such costs are deferred in “Prepayments and other current assets” on the consolidated balance sheets and are recognized in the consolidated statements of comprehensive loss in the period in which the related revenues are recognized.

(n)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising expenses, (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising expenses are expensed as incurred. The advertising expenses were RMB196,604,877 and RMB602,077,135 for the years ended December 31, 2019 and 2020, respectively.

(o)	Technology and Development Expenses

Technology and development expenses consist primarily of (i) technology infrastructure costs, which mainly include servers and cloud infrastructure costs, (ii) staff cost, rental and depreciation related to technology and development functions, (iii) other expenses related to technology and development functions. Technology and development expenses are expensed as incurred.

(p)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees, and (iii) other corporate expenses.

(q)	Share-based compensation

The share-based awards granted to officers, directors, employees, consultants or service providers, including Founder’s shares and share options, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718 — “Compensation-Stock Compensation”.

The share-based awards with cash settlement features is classified as liabilities. Liability classified awards are initially measured using their grant date fair value and are subsequently re-measured to fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost for the period.

For the share-based awards granted with service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the straight-line method, over the requisite service period. For the share-based awards granted with both service conditions and performance conditions, share-based compensation expenses are recognized when the performance condition is considered probable using the tranche-by-tranche method. The Group adopted ASU 2016-09 to recognize the impact of forfeiture within compensation expense, when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

A change in the terms or conditions of share-based awards is accounted as a modification of the awards. The Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before the modification. For vested options, the Company recognizes incremental compensation cost in the period that the modification occurs. For

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

unvested awards, the Company recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

(r)	Employee benefits

The Company’s subsidiary, the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. In response to the COVID-19 pandemic, the PRC government has implemented relief policies to exempt or reduce enterprises’ payments to certain social benefits provided to employees during 2020. The amount of exemption and reduction for employee social benefits for the Company’s PRC subsidiary, the VIE and VIE’s subsidiaries for the year ended December 31, 2020 was approximately RMB11.2 million. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB12.6 million and RMB11.9 million for the years ended December 31, 2019 and 2020, respectively.

(s)	Income taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2019 and 2020, the Group did not have any unrecognized uncertain tax positions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Operating leases

The Group leases premises for offices under non-cancellable operating leases. Payments made under operating lease are recognized as expense on a straight-line basis over the term of the underlying lease. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

(u)	Foreign currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated at Hong Kong S.A.R. is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statements of comprehensive loss.

The financial statements of the Company and its subsidiaries incorporated at Hong Kong S.A.R. are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ deficit.

(v)	Concentration and risk

Concentration of suppliers

The Group purchased 62% and 79% of its computing, storage and database services (“cloud services”) from one supplier for the years ended December 31, 2019 and 2020, respectively. Although there are a limited number of cloud providers of the particular cloud services, management believes that other cloud providers could provide similar services on comparable terms. A change in cloud providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Suppliers from whom individually represent greater than 10% of total purchases of advertising services of the Group for the years ended December 31, 2019 and 2020 are as follows:

	For the Year Ended December 31, 2019		For the Year Ended December 31, 2020
	RMB	%	RMB	%
Supplier A	28,490,619	15%	*	*
Supplier B	23,463,396	13%	—	—
Supplier C	21,913,526	12%	*	*
Supplier D	*	*	114,254,680	19%

*	The amount was less than 10% of total purchases of advertising services.

The Group generates all of its revenue through its mobile application which is offered by smartphone and tablet application stores operated by third parties, such as Apple App Store and various Android app stores. If any of these application stores decides to cease to disseminate the Group’s mobile application, the Group’s business operation and operating results may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the years ended December 31, 2019 and 2020, the Group collected 60.8% and 43.9% of the payments for value-added services from users through one third-party payment platform, and collected 38.9% and 33.6% of the payments through another third-party payment platform. If any of these payment platforms decides to cease to provide services to the Group, or significantly increase the commission fee rate they charge, the Group’s business operation and operating results may be adversely affected.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable and receivable from third-party payment platforms.

The Group’s investment policy requires cash and cash equivalents and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Accounts receivable are derived from advertising services. The Group assesses the creditworthiness of its advertising customers prior to delivery of services and performs ongoing credit evaluations of its customers to mitigate the credit risk.

Third-party payment platforms accounting for 10% or more of receivable from third-party payment platforms are as follows:

	As of December 31, 2019		As of December 31, 2020
	RMB	%	RMB	%
Payment platform A	8,969,717	88%	13,797,461	81%
Payment platform B	1,103,304	11%	*	*

*	The amount was less than 10% of total receivable from third-party payment platforms.

(w)	Statutory reserves

In accordance with the PRC Company Law, the Group’s PRC subsidiary, VIE and VIE’s subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2019 and 2020, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries as these PRC companies did not earn any after-tax profits as determined under PRC GAAP.

(x)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(y)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the mobile platform operations.

(z)	Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new lease standard. As a result, Accounting Standards Codification (“ASC”) 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt the new standard on January 1, 2022. The Group is currently evaluating the impact of adopting this new standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments – Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt the new standard on January 1, 2023. The Group is currently evaluating the impact of adopting this new standard on its consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The amendments in ASU 2018-07 are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group has early adopted the guidance on January 1, 2019. The adoption of the new guidance did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group adopted the new standard on January 1, 2020. The adoption did not have a material impact on its consolidated financial statements.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Aggregate cost	50,000,000	—
Gross unrealized gain	29,178	—

Aggregate fair value	50,029,178	—

Short-term investments as of December 31, 2019 represent a financial product with variable interest rate managed by a financial institution in the PRC, which could not be withdrawn before maturity date. The financial product has a term of 37 days and matured on January 31, 2020.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Accounts receivable	—	11,800,146
Allowance for doubtful accounts	—	—

Accounts receivable, net	—	11,800,146

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Deductible input VAT	15,022,422	10,511,166
Receivable from third-party payment platforms	10,244,959	17,114,861
Deferred payment platforms commission fee (i)	2,210,400	4,800,194
Prepaid advertising expenses	13,724	10,307,764
Deferred IPO costs (ii)	—	3,867,994
Advances to third parties	—	3,300,000
Others (iii)	2,484,125	3,572,079

Prepayments and Other Current Assets	29,975,630	53,474,058

(i)	Third-party payment platforms commission fee recognized in cost of revenues for the years ended December 31, 2019 and December 31, 2020 was RMB10.0 million and RMB60.0 million, respectively.
(ii)

Direct costs incurred by the Company attributable to its initial public offering (“IPO”) of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

(iii)	Others mainly include rental deposits and prepayments for rental and other service fees.

6. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Deposits for long-term lease	146,420	5,205,520
Prepayments for purchase of equipment	30,355	43,999

Other Non-current Assets	176,775	5,249,519

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Accrued payroll and welfare	20,917,515	46,720,479
Advertising expenses payable	14,999,989	202,810,768
Technology service expenses payable	8,262,481	15,759,725
Non-income taxes payable	3,720,598	3,241,337
Accrued IPO costs	—	3,528,371
Other payables	2,650,883	12,032,499

Accrued Expenses and Other Current Liabilities	50,551,466	284,093,179

8. MEZZANINE EQUITY

Series Angel, Series A, Series A-1, Series B, Series C, Series D-1 and Series D-2 redeemable convertible preferred shares (collectively “Redeemable Convertible Preferred Shares”)

On September 5, 2017, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 3,309,177 Series Angel redeemable convertible preferred shares (“Series Angel Preferred Shares”) at US$0.06 per share for an aggregated cash consideration of US$211,218 (equivalent to RMB1,380,738) and issued 12,195,122 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) at US$0.12 per share for an aggregated cash consideration of US$1,501,975 (equivalent to RMB9,806,335). The issuance costs for Series A Preferred Shares were US$30,000 (equivalent to RMB195,869).

On November 10, 2017, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 1,595,704 Series Angel Preferred Shares at US$0.07 per share for an aggregated cash consideration of US$109,567 (equivalent to RMB726,842) and issued 10,878,780 Series A-1 redeemable convertible preferred shares (“Series A-1 Preferred Shares”) at US$0.40 per share for an aggregated cash consideration of US$4,390,433 (equivalent to RMB29,125,108). The issuance costs for Series A-1 Preferred Shares were US$18,503 (equivalent to RMB122,745).

On April 16, 2018, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 16,435,085 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) at US$1.58 per share for an aggregated cash consideration of US$26,000,000 (equivalent to RMB163,516,500). The issuance costs for Series B Preferred Shares were US$716,000 (equivalent to RMB4,502,993).

On December 7, 2018, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 13,254,173 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) at US$4.30 per share for an aggregated cash consideration of US$57,000,000 (equivalent to RMB392,503,350). The issuance costs for Series C Preferred Shares were US$1,288,709 (equivalent to RMB8,874,081).

On May 14, 2020, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 4,043,262 Series D-1 redeemable convertible preferred shares (“Series D-1 Preferred Shares”) at US$3.71 per share for an aggregated cash consideration of US$15,000,000 (equivalent to RMB106,422,000) and issued 24,594,961 Series D-2 redeemable convertible preferred shares (“Series D-2 Preferred Shares”) at US$4.88 per share for an aggregated cash consideration of US$120,000,000 (equivalent to RMB851,376,000). Series D-1 Preferred Shares and Series D-2 Preferred Shares are collectively referred to as “Series D Preferred Shares”. The issuance costs for Series D Preferred Shares were US$1,209,087 (equivalent to RMB8,578,227). As of December 31, 2020, US$150,000 (equivalent to RMB978,735) of the cash consideration for the Series D-1 Preferred Shares has not yet been paid by the investor.

The rights, preferences and privileges of the Redeemable Convertible Preferred Shares are as follows:

Redemption Rights

At any time after the earlier of the occurrence of the following event: (i) failure of a Qualified IPO (as defined in the Fifth Amended and Restated Memorandum and Articles of Association) or Approved Sale (as defined below) by the fifth (5th) anniversary of May 14, 2020, (ii) any material breach of the representations and warranties, covenants, undertakings or any other provisions in the Transaction Documents (as defined in the Fifth Amended and Restated Memorandum and Articles of Association) by any Group Company, the Founder’s holding company Soulgate Holding Limited, or the Founder, which has resulted in a Material Adverse Effect (as defined in the Series D Purchase Agreement), (iii) the application of an IPO being denied by the relevant securities regulators, (iv) any material breach of the duty of loyalty or fiduciary duty of the Founder and/or other

8. MEZZANINE EQUITY (Continued)

senior executives, (v) any material change of applicable law that may be reasonably expected to have material adverse impact on the Company’s control structure which cannot be removed within a reasonable period or (vi) holder(s) of any other class or series of share(s) has requested a redemption of such share(s): any holder(s) of the Redeemable Convertible Preferred Shares may give a written notice by hand or letter mail or courier service to the Company at its principal executive offices at any time (the “Redemption Notice”) requesting redemption of all or part of the outstanding Redeemable Convertible Preferred Shares held by such shareholder in which case the Company shall (a) promptly thereafter provide all of the other holders of Redeemable Convertible Preferred Shares notice of the Redemption Notice and of their right to participate in such redemption, and (b) pay to the holders requesting redemption at the redemption price equal to one hundred percent (100%) of the applicable Redeemable Convertible Preferred Shares issue price, plus interest at a simple rate of eight percent (8%) per annum from the applicable Redeemable Convertible Preferred Shares issue date to the redemption price payment date, plus any accrued but unpaid dividends, proportionally adjusted for share splits, share dividends, reorganizations, reclassifications, consolidations, amalgamations, or mergers. Issue price of Series Angel Preferred Shares issued on September 5, 2017, Series Angel Preferred Shares issued on November 10, 2017, Series A, Series A-1, Series B, Series C, Series D-1 and Series D-2 Preferred Shares, was defined in the Fifth Amended and Restated Memorandum and Articles of Association as US$0.06 per share, US$0.07 per share, US$0.12 per share, US$0.40 per share, US$1.58 per share, US$4.30 per share, US$3.71 per share and US$4.88 per share, as appropriately adjusted for share splits, share dividends, combinations, recapitalizations and other similar events.

The redemption preference from high priority to low priority is as follows: Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares, Series A Preferred Shares and Series Angel Preferred Shares.

“Approved Sale” shall mean a deemed liquidation event or a Trade Sale (as defined in the Fifth Amended and Restated Memorandum and Articles of Association), whether structured as a merger, reorganization, asset sale, share sale, sale of control of any Group Company, or otherwise, approved by the Supermajority Preferred Holders (as defined below) or Majority Preferred Holders, and the Founder.

“Supermajority Preferred Holders” shall mean, collectively, the holders of at least more than fifty-one percent (51%) of the voting power of the then outstanding Series D Preferred Shares, voting together as a single class and calculated on an as-converted basis, the holders of at least more than seventy percent (70%) of the voting power of the then outstanding Series C Preferred Shares, voting together as a single class and calculated on an as-converted basis, the holders of at least more than seventy percent (70%) of the voting power of the then outstanding Series B Preferred Shares (excluding Series B Preferred Shares held by any holder that holds both Series B Preferred Shares and any other series of Preferred Shares), voting together as a single class and calculated on an as-converted basis, the holders of at least more than fifty-one percent (51%) of the voting power of the then outstanding Series A Preferred Shares and Series A-1 Preferred Shares (voting together as a single class and calculated on an as-converted basis), and the holders of at least more than fifty-one percent (51%) of the voting power of the then outstanding Series Angel Preferred Shares (voting together as a single class and calculated on an as-converted basis), collectively.

“Majority Preferred Holders” shall mean the holders of more than forty percent (40%) of the voting power of the then outstanding Preferred Shares, voting together as a single class and calculated on an as-converted basis.

Conversion Rights

Each Redeemable Convertible Preferred Share shall be convertible, at the option of the shareholders, at any time after the issue date of preferred shares into such number of fully paid and non-assessable ordinary shares as

8. MEZZANINE EQUITY (Continued)

determined by dividing the applicable Redeemable Convertible Preferred Share issue price by the respective then effective applicable conversion price. The conversion price shall initially be the applicable issue price, resulting in an initial conversion ratio for the Redeemable Convertible Preferred Shares of 1:1, and shall be subject to adjustment and readjustment including but not limited to share splits and combinations, share dividends, dilutive issuance and certain other events.

The conversion price of each Redeemable Convertible Preferred Shares is the same as its defined issue price and no adjustments to conversion price have occurred. As of December 31, 2020, each Redeemable Convertible Preferred Share is convertible into one ordinary share.

Each Redeemable Convertible Preferred Share shall automatically be converted, based on the then-effective applicable conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of the Qualified IPO, or (ii) the date specified by written consent or agreement of the majority Series D Holders, the date specified by written consent or agreement of the holders of at least seventy percent (70%) of the voting power of the then outstanding Series C Preferred Shares, the date specified by written consent or agreement of the majority Series B Preferred Shareholders, the date specified by written consent or agreement of the majority Series A-1 Preferred Shareholders, the date specified by written consent or agreement of the majority Series A Preferred Shareholders or majority Series Angel Preferred Shareholders.

Voting Rights

Each Redeemable Convertible Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as converted basis. The shareholders of Redeemable Convertible Preferred Shares shall have the right to vote separately as a class or series with respect to any matters.

Dividend Rights

Each holder of the Redeemable Convertible Preferred Shares shall be entitled to receive dividends at a simple rate of eight percent (8%) of the applicable issue price per annum since the issue date. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. Dividend rights preference is as follows in sequence: Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares, Series A Preferred Shares and Series Angel Preferred Shares.

After the dividends of the Redeemable Convertible Preferred Shares have been paid in full for the given calendar years, any remaining funds available for distribution of dividends shall be distributed pari passu on a pro rata basis to the Redeemable Convertible Preferred Shares and the ordinary shares on an as-converted basis.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Redeemable Convertible Preferred Shares shall be entitled to receive a per share amount equal to one hundred and twenty-five percent (125%) of the applicable issue price, plus all accrued or declared but unpaid dividends on such Redeemable Convertible Preferred Shares.

Liquidation preference is as follows in sequence: Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares, Series A Preferred Shares and Series Angel Preferred Shares.

If there are any assets or funds remaining after the aggregate amount has been distributed or paid in full to the applicable holders of the Redeemable Convertible Preferred Shares, the remaining assets and funds of the

8. MEZZANINE EQUITY (Continued)

Company available for distribution shall be distributed ratably among all holders of the Redeemable Convertible Preferred Shares and the ordinary shares according to the relative number of ordinary shares on an as-converted basis.

Right to purchase additional shares

The Company and all shareholders of the Company, including all ordinary shareholders and preferred shareholders, except for Series D Preferred Shareholder, granted call options to the Series D Preferred Shareholder to enable the Series D Preferred Shareholder to purchase any or all new securities issued by the Company or purchase any or all outstanding shares held by the other shareholders on a pro rata basis (the “First Call Option”). The Series D Preferred Shareholder has the right to exercise the First Call Option, at any time between June 1, 2021 and November 30, 2021 (the “First Call Option Exercise Period”). During the First Call Option Exercise Period, if the Company’s application ceases to operate (including in the event that the application is removed from the Apple Application Store or any Android or other applicable application platform) for any period of time, the First Call Option Exercise Period shall be extended for the same period. If the Series D Preferred Shareholder’s ownership in the Company immediately after exercising its First Call Option is more than fifty percent (50%) (on an as-converted and fully-diluted basis), the Series D Preferred Shareholder has another call option to purchase all outstanding shares held by the then other shareholders (the “Second Call Option”, together with the First Call Option, the “Call Option”), at any time between December 1, 2021 and December 31, 2023. The exercise price per share of the Call Option shall be calculated based on a fixed unit price multiplied by the number of the average effective DAUs (the number of unique users of Soul mobile application during a given day).

If a Call Option will be effected (in whole or in part) through the issuance of new securities, the Company shall issue Series D Preferred Shares or the most senior preferred shares of the Company if new senior preferred shares of the Company are issued subsequently, to the Series D Preferred Shareholder. If a Call Option will be effected (in whole or in part) through the purchase of outstanding shares from then existing shareholders, the Company shall reclassify and re-designate the relevant number of shares sold by the existing shareholders to the same number of Series D Preferred Shares or the most senior preferred shares of the Company if new senior preferred shares of the Company are issued subsequently.

The Call Option shall terminate upon mutual consent of the Company, all ordinary shareholders and all preferred shareholders or upon the closing of an IPO.

The Company classified the Redeemable Convertible Preferred Shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The Company concluded the embedded conversion and redemption option of the Redeemable Convertible Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company determined that the Call Option is recorded as a liability. In accordance with ASC 815, the Call Option is legally detachable and separately exercisable from the Series D Preferred Shares and thus accounted for as a freestanding instrument. In addition, in accordance with ASC 480, the Call option embodies a conditional obligation that requires the Company to settle its obligation by issuing another instrument ultimately may require settlement by a transfer of assets.

The Company concludes that the fair value of the option liability is minimal because the exercise price of the Call Option is greater than its fair market price on May 14, 2020 and December 31, 2020, respectively, and it is not probable that the Series D Preferred Shareholder will exercise the Call Option. Therefore, no balance of the

8. MEZZANINE EQUITY (Continued)

Call Option was recognized on May 14, 2020, and for the year ended December 31, 2020, no gain or loss arising from the change in the fair value of option liability was recognized in the consolidated statements of comprehensive loss. The Call Option was subsequently terminated on May 10, 2021 (see Note 16).

As the fair value of the Call Option was minimal, total proceeds from issuance of Series D Preferred Shares were allocated to Series D-1 Preferred Shares and Series D-2 Preferred Shares based on their relative fair values.

The Company determined that there was no beneficial conversion feature attributable to the Redeemable Convertible Preferred Shares because the initial effective conversion prices of the Redeemable Convertible Preferred Shares were higher than the fair value of the Company’s ordinary shares at the commitment dates. The fair value of the Company’s ordinary shares on the commitment dates were estimated by management with the assistance of an independent valuation firm.

The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were the redemption date of the Redeemable Convertible Preferred Shares, to the extent that such redemption value is not lower than the initial carrying amount.

The Company determines whether the amendment to the terms of Series Angel, Series A, Series A-1, Series B and Series C Preferred Shares upon issuance of Series D Preferred Shares represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the modification represents an extinguishment. As changes of fair value were less than 10%, the Company determined that the amendment to the terms of Series Angel, Series A, Series A-1, Series B and Series C Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718-20, Compensation—Stock Compensation. The Company accounted for modifications that result in an increase to the fair value of the modified preferred shares as deemed dividend to the preferred shareholders.

8. MEZZANINE EQUITY (Continued)

The Company’s Redeemable Convertible Preferred Shares activities for the years ended December 31, 2019 and 2020 consist of the following:

	Series Angel Preferred Shares	Series A Preferred Shares	Series A-1 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D-1 Preferred Shares		Series D-2 Preferred Shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Subscription receivable	Carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	2,422,622	11,397,364	32,879,861	188,572,922	393,260,244	—	—	—	628,533,013
Accretion of Redeemable Convertible Preferred Shares	176,702	827,588	2,419,132	14,326,008	31,407,017	—	—	—	49,156,447
Foreign currency translation adjustment	42,162	198,312	572,507	3,289,271	6,879,337	—	—	—	10,981,589

Balance as of December 31, 2019	2,641,486	12,423,264	35,871,500	206,188,201	431,546,598	—	—	—	688,671,049

Issuance of preferred shares	—	—	—	—	—	120,958,751	(1,064,220)	836,839,249	956,733,780
Issuance cost	—	—	—	—	—	(1,083,330)	—	(7,494,897)	(8,578,227)
Accretion and modification of Redeemable Convertible Preferred Shares	177,504	831,344	2,430,109	14,391,015	31,549,532	—	—	63,347,138	112,726,642
Foreign currency translation adjustment	(180,527)	(848,856)	(2,452,634)	(14,120,638)	(29,631,815)	(9,629,166)	85,485	(70,060,699)	(126,838,850)

Balance as of December 31, 2020	2,638,463	12,405,752	35,848,975	206,458,578	433,464,315	110,246,255	(978,735)	822,630,791	1,622,714,394

Assuming a Qualified IPO or Approved Sale is not consummated since the fifth (5th) anniversary of May 14, 2020 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares in 2025 is RMB2,127.7 million.

9. ORDINARY SHARES

Upon incorporation in 2017, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share. The authorized shares of the Company were divided into 413,693,736 ordinary shares and 86,306,264 preferred shares in connection with the issuance of Series Angel, Series A, Series A-1, Series B, Series C, Series D-1 and Series D-2 Redeemable Convertible Preferred Shares as of December 31, 2020. The number of ordinary shares issued and outstanding was 66,842,764 and 65,612,156 as of December 31, 2019 and 2020, respectively.

On May 14, 2020, the Company repurchased 2,608,556 ordinary shares from Soulgate Holding Limited, a company controlled by the Founder and CEO of the Group, at total consideration of US$10,000,000 (equivalent

9. ORDINARY SHARES (Continued)

to RMB70,948,000) and repurchased 1,434,706 ordinary shares from J&M Capital Limited, Mingjun Capital Limited and Ventek Limited at total consideration of US$5,000,000 (equivalent to RMB35,474,000). Such shares were retired immediately upon repurchase. The repurchase price paid to Soulgate Holding Limited as US$3.83 per share in excess of the repurchase price paid to other institutional shareholders as US$3.49 per share was treated as additional compensation expenses to the Founder. As a result, US$0.9 million (equivalent to RMB6.4 million) of compensation expenses was recognized in general and administrative expenses for the year ended December 31, 2020. The difference between the repurchase price of US$3.49 and the par value of the ordinary shares repurchased and retired was charged to additional paid-in capital, and in the absence of additional paid-in capital, charged to accumulated deficit.

10. SHARE-BASED COMPENSATION

Founder’s Shares

In September 2017, as one of the conditions to the closing of the Series A Preferred Shares, the Founder entered into a share restriction agreement with institutional investors of the Company, pursuant to which 42,752,341 ordinary shares held by the Founder (Founder’s shares) became unvested and subject to a five-year service condition starting from September 2017.

In April 2018, as one of the conditions to the closing of the Series B Preferred Shares, 10,688,085 unvested shares became early vested, while the remaining 32,064,256 unvested shares were modified to vest in equal monthly installments over the next thirty-six months starting from April 2018.

In May 2020, as one of the conditions to the closing of the Series D Preferred Shares, the vesting period of the remaining 9,797,411 unvested shares were modified to vest in equal annual installments over the next four years starting from May 2020.

The unvested shares are subject to repurchase for cancellation by the Company upon the Founder’s termination of her service with the Company. The repurchase price is the par value of the ordinary shares. The Founder is able to exercise all rights and privileges of a holder of ordinary shares of the Company with respect to the unvested shares. Unvested shares have the non-forfeitable right to participate in the earnings of the Company, and a contractual obligation to share in the losses of the Company, on the same basis as other ordinary shares of the Company.

The share restriction agreement between the Founder and the Company was accounted for as a grant of shares awards. The Group measured the fair value of unvested shares of the Founder at the grant date and recognized the amounts as compensation expenses over the service period. The modifications of the unvested shares in April 2018 and May 2020 were accounted for as modifications of share-based compensation. There were no changes to the total compensation cost since the modification only changed vesting condition. The Group recorded the unrecognized compensation expenses over the modified vesting period, starting from the date of modification.

The following table sets forth the Founder’s shares activities for the years ended December 31, 2019 and 2020:

Number of shares
Unvested as of January 1, 2019	24,938,865
Vested	(10,688,085)

Unvested as of December 31, 2019	14,250,780

Vested	(4,453,369)

Unvested as of December 31, 2020	9,797,411

10. SHARE-BASED COMPENSATION (Continued)

The amounts of compensation expense in relation to the Founder’s shares recognized in general and administrative expenses for the years ended December 31, 2019 and 2020 were RMB2.6 million and RMB1.3 million, respectively.

As of December 31, 2020, RMB2.0 million unrecognized compensation expense related to Founder’s shares is expected to be recognized over a weighted average period of approximately 3.37 years.

Shares Options

On November 27, 2017, the Board of Directors of the Company approved and adopted the 2017 Stock Incentive Plan (the “Plan”), under which the Company reserved 13,170,732 shares to motivate officers, directors, employees, consultants or service providers of the Group. On April 26, 2018, the Board of Directors of the Company approved the reservation of additional 5,789,067 shares for issuance under 2017 Plan. As a result, 18,959,799 shares were reserved by the Company for issuance under the 2017 Plan.

Share options granted under the 2017 Plan are generally subject to a five-year service schedule, under which 20% of the option shall vest on each anniversary of the grant date. The vested options not exercised by the grantees shall be forfeited 30 days after termination of employment of the grantees except for termination due to disability, death or cause.

The Company granted 1,637,863 and 4,056,357 share options with a five-year service schedule to its employees for the years ended December 31, 2019 and 2020, respectively.

In April 2019, the Company granted 1,104,771 share options to an employee, of which 10% shall vest on the first anniversary of the vesting commencement date, 20% shall vest on the second anniversary of the vesting commencement date, 30% shall vest on the third anniversary of the vesting commencement date and the remaining portion shall vest monthly over the subsequent 24 months on a pro-rata basis. The exercise price of these options is US$0.45 per share.

On January 20, 2020, the Company granted 303,867 share options with an exercise price of US$0.0001 to certain employees, which are immediately vested on grant date, to settle the accrued bonus of RMB4.6 million for these employees as of December 31, 2019. The awards provisions provide that, before the Company’s initial public offering, if employee leaves the Company for any reasons, the employees have the right to request the Company to redeem the options in cash at a fixed unit price of US$2.15 plus interest at a simple rate of five percent per annum from the date of grant to the exercise date. Since the award is with two components in which exercise of one part cancels the other, in measuring compensation cost, the award is treated as a combination of grant of (1) 303,867 units with a value of RMB4.6 million (i.e. US$2.15 per unit) plus simple interest of five percent per annum, and (2) 303,867 share options with a strike price of US$2.1501 per share. Compensation cost for the share options component was RMB2.4 million during the year ended December 31, 2020.

In September 2020, the Company granted 204,960 share options to a consultant who will provide strategic consultation service to the Group with a five-year service schedule, under which 20% of the awards vest as of the end of each of the next five years.

In September 2020, the Company accelerated the vesting of 100,000 unvested share options of one employee upon his termination of employment and allowed those options to remain exercisable during the original contract life. The Company recognized the incremental fair value of the awards as of the modification date and recognized the amount of RMB2.8 million immediately since the awards did not require further service.

For the year ended December 31, 2020, the Company received US$281 from the exercise of 2,812,654 share options, and the number of shares reserved by the Company for issuance under the 2017 Plan was 16,147,145 as of December 31, 2020.

10. SHARE-BASED COMPENSATION (Continued)

The following table sets forth the share options activity for the years ended December 31, 2019 and 2020:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2019	11,225,633	0.1344
Granted	2,742,634	0.4218
Expired	(28,000)	0.4569
Forfeited	(426,540)	0.4408

Outstanding as of December 31, 2019	13,513,727	0.1824	8.37	27,622,633

Granted	4,665,184	0.1880
Exercised	(2,812,654)	0.0001
Forfeited	(1,859,292)	0.0431

Outstanding as of December 31, 2020	13,506,965	0.2415	8.17	58,492,730

Vested and expected to vest as of December 31, 2020	13,506,965	0.2415	8.17	58,492,730
Exercisable as of December 31, 2020	4,887,134	0.1832	7.34	21,448,989

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

For the Years Ended December 31,
	2019	2020
Risk-free rate of return (per annum)	1.92%-2.85%	0.63%-1.92%
Volatility	51.80%-53.36%	51.59%-52.59%
Expected dividend yield	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$2.00-US$2.23	US$2.23-US$4.57
Expected term	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract term of the option.

The weighted average grant date fair value of the share options granted for the years ended December 31, 2019 and 2020 was US$1.76 and US$2.90, respectively. The total fair value of share options vested during the years ended December 31, 2019 and 2020 was US$0.4 million and US$2.0 million, respectively. The total intrinsic value of share options exercised during the years ended December 31, 2019 and 2020 was nil and US$7.2 million, respectively.

10. SHARE-BASED COMPENSATION (Continued)

As of December 31, 2020, RMB106.9 million of total unrecognized compensation expenses related to non-vested share option is expected to be recognized over a weighted average period of approximately 3.64 years.

The compensation expenses related to the Group’s share option arrangements are recorded as components of cost of revenues, selling and marketing expenses, technology and development expenses and general and administrative expenses, as follows:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	1,342,479	3,002,936
Selling and marketing expenses	169,709	518,764
Technology and development expenses	4,186,407	11,020,027
General and administrative expenses	730,842	6,604,201

Share-based compensation expenses	6,429,437	21,145,928

11. INCOME TAX

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiaries are subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R.. Payments of dividends by the Hong Kong S.A.R. subsidiaries to the Company is not subject to withholding tax in Hong Kong S.A.R.. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiaries in Hong Kong S.A.R. have no assessable profits for the years ended December 31, 2019 and 2020.

PRC

The Group’s PRC subsidiary, VIE, and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) at the statutory income tax rate of 25%.

11. INCOME TAX (Continued)

The components of loss before income taxes are as follows:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
PRC, excluding Hong Kong S.A.R.	298,870,284	477,568,633
Hong Kong S.A.R.	207,007	229,621
Cayman	469,006	10,342,749

Total	299,546,297	488,141,003

The Group had no current income tax expense for the years ended December 31, 2019 and 2020, as the entities in the Group had no taxable income in these years.

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019 and 2020 are as follows:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
PRC Statutory income tax rate	(25.0%)	(25.0%)
Increase in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	0.0%	0.5%
Research and development expenses additional deduction	—	(3.3%)
Non-deductible share-based compensation expenses	0.6%	1.1%
Change in valuation allowance	24.4%	26.7%

Effective income tax rate	—	—

b)	Deferred income tax assets

	As of December 31,
	2019	2020
	RMB	RMB
Net operating loss carry forwards	76,573,366	82,135,611
Deductible advertising expenses	83,737,374	208,340,472
Others	123,977	281,248

Total deferred tax assets	160,434,717	290,757,331

Less: Valuation allowance	(160,434,717)	(290,757,331)

Deferred income tax assets, net	—	—

As of December 31, 2020, the Group had net operating loss carry forwards of RMB326,294,349 attributable to the PRC subsidiary, VIE and VIE’s subsidiaries. The losses carried forward by the PRC companies will expire during the period from year 2023 to year 2026.

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2019 and 2020.

11. INCOME TAX (Continued)

Changes in valuation allowance are as follows:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	87,315,966	160,434,717
Additions of valuation allowance	73,109,866	138,089,331
Reversal of valuation allowance	—	(7,728,303)
Foreign currency translation effect	8,885	(38,414)

Balance at the end of the year	160,434,717	290,757,331

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries for the years from 2016 to 2020 are open to examination by the PRC tax authorities.

12. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Numerator:
Net loss	(299,546,297)	(488,141,003)
Accretion and modification of Redeemable Convertible Preferred Shares	(49,156,447)	(112,726,642)

Numerator for basic and diluted net loss per share calculation	(348,702,744)	(600,867,645)

Denominator:
Weighted average number of ordinary shares	66,842,764	66,063,941

Denominator for basic and diluted net loss per share calculation	66,842,764	66,063,941

Net loss per ordinary share
—Basic and diluted	(5.22)	(9.10)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2019	2020
Stock options	13,513,727	13,506,965
Preferred shares	57,668,041	86,306,264

13. RELATED PARTY TRANSACTIONS

The amount due to a related party are summarized as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Amount due to a related party	—	978,735

On May 14, 2020, the Company repurchased 4,043,262 ordinary shares from Soulgate Holding Limited, J&M Capital Limited, Mingjun Capital Limited and Ventek Limited at total consideration of US$15,000,000 (equivalent to RMB106,422,000). The balance of amount due to a related party as of December 31, 2020 represents the remaining repurchase consideration payable to the ordinary shareholder Ventek Limited.

14. REVENUE INFORMATION

Revenues consisted of the following:

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Value-added services	70,707,478	485,247,089
Advertising services	—	12,765,870

Total net revenues	70,707,478	498,012,959

The Group does not disclose the revenue information by geographical region because country information of its users is not available or not verified by the Group.

15. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB7,740,751 and RMB8,761,546 for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, future minimum lease commitments under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
2021	17,991,727
2022	17,247,085
2023 and thereafter	1,614,700

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

16. SUBSEQUENT EVENT

Management has considered subsequent events through May 10, 2021, which was the date the consolidated financial statements were issued.

16. SUBSEQUENT EVENT (Continued)

On May 10, 2021, Image Frame Investment (HK) Limited, the Series D preferred shareholder, purchased 47,169,068 shares (“Transferred Shares”), including 13,634,698 ordinary shares, 3,523,638 Series Angel Preferred Shares, 8,760,904 Series A Preferred Shares, 7,815,252 Series A-1 Preferred Shares, 11,806,870 Series B Preferred Shares and 1,627,706 Series C Preferred Shares, from the respective shareholders of the Company. The Company did not receive any proceeds from the share transfer transaction.

On May 10, 2021, upon the closing of the share transfer transaction, the Company’s share capital was adjusted to reflect the following: (i) conversion and re-designation of all of its currently issued and outstanding Redeemable Convertible Preferred Shares into ordinary shares on a 1:1 basis; (ii) re-designation and re-classification of 35,814,050 of its issued and outstanding ordinary shares beneficially owned by the Founder into Class B Ordinary Shares (the “Class B Ordinary Shares”) on a 1:1 basis, and all its other issued and outstanding ordinary shares into Class A Ordinary Shares (the “Class A Ordinary Shares”) on a 1:1 basis. Each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to five votes, except for the voting rights and conversion rights, there is no other difference between Class A Ordinary Share and Class B Ordinary Share.

Pursuant to the share transfer agreement, if the Company fails to complete the IPO within a period of time as defined in the share transfer agreement, all outstanding shares other than the Transferred Shares shall be automatically re-designated and re-classified as the same amount and class of shares held by the shareholders immediately before the share transfer transaction, and the Transferred Shares shall be automatically re-designated and re-classified as Series D-3 Preferred Shares. Except for the issuance price, the terms of the Series D-3 Preferred Shares including redemption rights, conversion rights, voting rights, dividend rights and liquidation rights are the same as the terms of Series D-1 and Series D-2 Preferred Shares.

By execution of the share transfer agreement, the Series D preferred shareholder agreed to fully waive and terminate its right to exercise the Call Option (see Note 8 for the terms of the Call Option).

17. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of Soulgate Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2020, there were no material contingencies, significant provisions of long- term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Soulgate Inc., except for those which have been separately disclosed in the consolidated financial statements.

(a)    Condensed Balance Sheets

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
ASSETS
Current assets
Cash	712,081	583,700,377
Prepayments and other current assets	—	4,797,166

Total current assets	712,081	588,497,543

Non-current assets
Investment in subsidiaries	60,125,608	—

Total non-current assets	60,125,608	—

Total assets	60,837,689	588,497,543

LIABILITIES
Current liabilities
Amount due to a related party	—	978,735

Total current liabilities	—	978,735

Non-Current liabilities
Amounts due to related parties	—	205,795,361

Total non-current liabilities	—	205,795,361

Total liabilities	—	206,774,096

MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	2,641,486	2,638,463
Series A Redeemable Convertible Preferred Shares	12,423,264	12,405,752
Series A-1 Redeemable Convertible Preferred Shares	35,871,500	35,848,975
Series B Redeemable Convertible Preferred Shares	206,188,201	206,458,578
Series C Redeemable Convertible Preferred Shares	431,546,598	433,464,315
Series D-1 Redeemable Convertible Preferred Shares	—	110,246,255
Subscription receivable from Series D-1 Redeemable Convertible Preferred Shares	—	(978,735)
Series D-2 Redeemable Convertible Preferred Shares	—	822,630,791

Total mezzanine equity	688,671,049	1,622,714,394

SHAREHOLDERS’ DEFICIT:
Ordinary Shares	46,020	45,147
Accumulated other comprehensive income (loss)	(30,301,104)	36,233,248
Accumulated deficit	(597,578,276)	(1,277,269,342)

Total shareholders’ deficit	(627,833,360)	(1,240,990,947)

Total liabilities, mezzanine equity and shareholders’ deficit	60,837,689	588,497,543

17. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(b)    Condensed Statements of Results of Operations

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Total operating expenses	(469,006)	(10,342,749)
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(299,077,291)	(477,798,254)

Loss before income tax	(299,546,297)	(488,141,003)
Income tax expense	—	—

Net loss	(299,546,297)	(488,141,003)

(c)    Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(469,006)	(11,153,364)
Net cash used in investing activities	(40,536,000)	(203,514,490)
Net cash provided by financing activities	—	858,978,671
Effect of foreign currency exchange rate changes on cash	(629,442)	(61,322,521)

Net (decrease) increase in cash	(41,634,448)	582,988,296
Cash at the beginning of the year	42,346,529	712,081

Cash at the end of the year	712,081	583,700,377

SOULGATE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2020	As of March 31, 2021
		RMB	RMB	US$
				(Note 1(b))
ASSETS
Current assets
Cash and cash equivalents		626,030,837	475,391,801	72,558,961
Accounts receivable, net	2	11,800,146	17,337,748	2,646,257
Prepayments and other current assets	3	53,474,058	79,075,055	12,069,212

Total current assets		691,305,041	571,804,604	87,274,430

Non-current assets
Property and equipment, net		4,756,941	6,856,163	1,046,455
Other non-current assets	4	5,249,519	5,327,932	813,201

Total non-current assets		10,006,460	12,184,095	1,859,656

Total assets		701,311,501	583,988,699	89,134,086

LIABILITIES
Current liabilities
Deferred revenue (including deferred revenue of consolidated VIE without recourse to the Company of RMB34,516,140 and RMB42,102,504 as of December 31, 2020 and March 31, 2021, respectively)		34,516,140	42,102,504	6,426,097
Amount due to a related party	11	978,735	985,695	150,446
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE without recourse to the Company of RMB174,738,199 and RMB230,551,754 as of December 31, 2020 and March 31, 2021, respectively)	5	284,093,179	532,514,980	81,277,661

Total current liabilities		319,588,054	575,603,179	87,854,204

Total liabilities		319,588,054	575,603,179	87,854,204

Commitments and contingencies (Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOULGATE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2020	As of March 31, 2021
		RMB	RMB	US$
				(Note 1(b))
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,904,881 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB2,638,463 and RMB2,698,796 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB2,615,612 and RMB2,634,211 as of December 31, 2020 and March 31, 2021)	6	2,638,463	2,698,796	411,917
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 12,195,122 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB12,405,752 and RMB12,688,667 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB12,250,291 and RMB12,337,405 as of December 31, 2020 and March 31, 2021)	6	12,405,752	12,688,667	1,936,669
Series A-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 10,878,780 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB35,848,975 and RMB36,673,018 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB35,808,947 and RMB36,063,592 as of December 31, 2020 and March 31, 2021)	6	35,848,975	36,673,018	5,597,396
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,435,085 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB206,458,578 and RMB211,297,018 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB212,059,267 and RMB213,567,267 as of December 31, 2020 and March 31, 2021)	6	206,458,578	211,297,018	32,250,224
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 13,254,173 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB433,464,315 and RMB443,935,437 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB464,899,139 and RMB468,205,139 as of December 31, 2020 and March 31, 2021)	6	433,464,315	443,935,437	67,757,782
Series D-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,043,262 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB102,828,837 and RMB105,504,459 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB122,341,861 and RMB123,211,860 as of December 31, 2020 and March 31, 2021)	6	110,246,255	111,030,240	16,946,525
Subscription receivable from Series D-1 Redeemable Convertible Preferred Shares	6	(978,735)	(985,695)	(150,446)
Series D-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 24,594,961 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB822,630,791 and RMB844,035,777 as of December 31, 2020 and March 31, 2021; Liquidation value of RMB978,735,002 and RMB985,695,002 as of December 31, 2020 and March 31, 2021)	6	822,630,791	844,035,777	128,825,022

Total mezzanine equity		1,622,714,394	1,661,373,258	253,575,089

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOULGATE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	Note	As of December 31, 2020	As of March 31, 2021
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ DEFICIT:
Ordinary Shares (US$0.0001 par value, 413,693,736 shares authorized as of December 31, 2020 and March 31, 2021; 65,612,156 shares issued and outstanding as of December 31, 2020 and March 31, 2021)	7	45,147	45,147	6,891
Accumulated other comprehensive income		36,233,248	26,227,002	4,003,022
Accumulated deficit		(1,277,269,342)	(1,679,259,887)	(256,305,120)

Total shareholders’ deficit		(1,240,990,947)	(1,652,987,738)	(252,295,207)

Total liabilities, mezzanine equity and shareholders’ deficit		701,311,501	583,988,699	89,134,086

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOULGATE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	For the Three Months Ended March 31,
		2020	2021
		RMB	RMB	US$
				(Note 1(b))
Revenues	12	66,211,060	238,246,311	36,363,490
Cost and expenses:
Cost of revenues		(17,148,237)	(34,124,729)	(5,208,451)
Selling and marketing expenses		(54,834,777)	(470,868,009)	(71,868,496)
Technology and development expenses		(34,242,190)	(81,589,963)	(12,453,061)
General and administrative expenses		(13,164,873)	(34,225,093)	(5,223,769)

Total cost and expenses		(119,390,077)	(620,807,794)	(94,753,777)

Operating loss		(53,179,017)	(382,561,483)	(58,390,287)

Gains on sales of short-term investments		179,932	—	—
Interest income		217,988	50,935	7,774

Loss before income taxes		(52,781,097)	(382,510,548)	(58,382,513)
Income tax expense	9	—	—	—

Net loss		(52,781,097)	(382,510,548)	(58,382,513)

Accretion of Redeemable Convertible Preferred Shares	6	(12,371,794)	(27,065,517)	(4,131,005)

Net loss attributable to ordinary shareholders		(65,152,891)	(409,576,065)	(62,513,518)

Net loss per ordinary share
—Basic and diluted	10	(0.97)	(6.24)	(0.95)
Weighted average number of shares outstanding used in computing net loss per ordinary share
—Basic and diluted	10	66,842,764	65,612,156	65,612,156
Net loss		(52,781,097)	(382,510,548)	(58,382,513)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(11,026,924)	(10,006,246)	(1,527,251)
Unrealized gains on short-term investments, net of nil income taxes		150,754	—	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of nil income taxes		(179,932)	—	—

Comprehensive loss		(63,837,199)	(392,516,794)	(59,909,764)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOULGATE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
			(Note 1(b))
Operating activities:
Net cash used in operating activities	(24,991,252)	(152,567,432)	(23,286,339)

Investing activities:
Purchase of property and equipment	(82,080)	(2,012,191)	(307,120)
Proceeds from maturity of short-term investments	50,179,932	—	—
Collection of advances to third parties	—	3,300,000	503,678

Net cash provided by investing activities	50,097,852	1,287,809	196,558

Financing activities:
Payments of initial public offering (“IPO”) costs	—	(1,041,732)	(158,999)

Net cash used in financing activities	—	(1,041,732)	(158,999)

Effect of foreign currency exchange rate changes on cash and cash equivalents	46,241	1,682,319	256,772

Net increase (decrease) in cash and cash equivalents	25,152,841	(150,639,036)	(22,992,008)

Cash and cash equivalents at the beginning of the period	41,205,272	626,030,837	95,550,969

Cash and cash equivalents at the end of the period	66,358,113	475,391,801	72,558,961

Supplemental cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—
Accrual for IPO costs	—	2,524,527	385,318
Payable for purchase of property and equipment	—	626,000	95,546

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOULGATE INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Soulgate Inc. (“the Company”), its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and its subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2020.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2021, the results of operations and cash flows for the three months ended March 31, 2020 and 2021, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to fair values of share-based compensation awards and ordinary shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Group has incurred losses since its inception. As of March 31, 2021, the Group had an accumulated deficit of RMB1,679,259,887 and its consolidated current liabilities exceeded current assets in the amount of RMB3,798,575. In addition, for the three months period ended March 31, 2021, the Group recorded net cash used in operating activities in the amount of RMB152,567,432. Historically, the Group had relied principally on proceeds from the issuance of preferred shares to fund the Group’s working capital requirements.

Management believes that the amount of available cash balance as of March 31, 2021 and forecasted net cash flows for a period of one year after the issuance of the unaudited condensed consolidated financial statements will be sufficient for the Group to satisfy its obligations and commitments when they become due for a reasonable period of time. Management also believes that the Group can adjust the pace of its business expansion and control operating expenses, including selling and marketing expenses, when necessary. The accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period extending at least one year beyond the date that the unaudited condensed consolidated financial statements are issued.

(b)	Convenience Translation

Translations of balances in the unaudited condensed consolidated financial statements from RMB into US$ as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021 . No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Summary financial information of the Group’s VIE in the condensed consolidated financial statements

The following unaudited condensed consolidated assets and liabilities information of the Group’s VIE as of December 31, 2020 and March 31, 2021, and unaudited condensed consolidated revenues, net loss and cash flow information for the three month periods ended March 31, 2020 and 2021, have been included in the accompanying unaudited condensed consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly owned subsidiaries have been eliminated upon consolidation:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
ASSETS
Current assets
Cash	6,194,681	23,200,104
Account receivable, net	11,800,146	17,337,748
Prepayments and other current assets	33,927,782	47,535,025

Total current assets	51,922,609	88,072,877

Non-current assets
Property and equipment, net	3,785,978	6,046,125
Other non-current assets	2,113,793	2,192,206

Total non-current assets	5,899,771	8,238,331

Total assets	57,822,380	96,311,208

LIABILITIES
Current liabilities
Amount due to a related party*	186,740,793	258,667,534
Deferred revenue	34,516,140	42,102,504
Accrued expenses and other current liabilities	174,738,199	230,551,754

Total current liabilities	395,995,132	531,321,792

Total liabilities	395,995,132	531,321,792

*	Amount due to a related party represents amount due to the WFOE, which is eliminated upon consolidation.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Revenues	66,211,060	238,215,238
Net loss	(39,811,544)	(103,371,978)
Net cash (used in) provided by operating activities	(10,826,475)	11,509,190
Net cash (used in) provided by investing activities	(82,080)	1,287,809
Net cash provided by financing activities*	7,289,224	4,208,424
Net (decrease) increase in cash	(3,619,331)	17,005,423
Cash at the beginning of the period	8,006,402	6,194,681
Cash at the end of the period	4,387,071	23,200,104

*	Net cash provided by financing activities represents cash provided by WFOE, which is eliminated upon consolidation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Concentration and risk

Concentration of suppliers

The Group purchased 70% and 85% of its computing, storage and database services (“cloud services”) from one supplier for the three months ended March 31, 2020 and 2021, respectively. Although there are a limited number of cloud providers of the particular cloud services, management believes that other cloud providers could provide similar services on comparable terms. A change in cloud providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Suppliers from whom individually represent greater than 10% of total purchases of advertising services of the Group for the three months ended March 31, 2020 and 2021, are as follows:

	For the Three Months Ended March 31, 2020		For the Three Months Ended March 31, 2021
	RMB	%	RMB	%
Supplier A	*	*	95,574,811	21%
Supplier B	9,840,609	19%	65,961,807	14%
Supplier C	6,140,882	12%	*	*

*	The amount was less than 10% of total purchases of advertising services.

The Group generates all of its revenue through its mobile application which is offered by smartphone and tablet application stores operated by third parties, such as Apple App Store and various Android app stores. If any of these application stores decides to cease to disseminate the Group’s mobile application, the Group’s business operation and operating results may be adversely affected.

Third-party payment platforms through which the Group collected greater than 10% of total payments for value-added services from users for the three months ended March 31, 2020 and 2021, are as follows:

	For the Three Months Ended March 31,
	2020	2021
Payment platform A	49%	48%
Payment platform B	42%	23%
Payment platform C	*	28%

*	The amount was less than 10% of payments collected through the payment platform.

If any of these payment platforms decides to cease to provide services to the Group, or significantly increase the commission fee rate they charge, the Group’s business operation and operating results may be adversely affected.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and receivable from third-party payment platforms.

The Group’s investment policy requires cash and cash equivalents to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents consist of cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	12,399,507	32,856,986
—Denominated in USD	27,562,452	50,706,707

Total cash and cash equivalents balances held at mainland PRC financial institutions	39,961,959	83,563,693

Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in HKD	23,550	55,080
—Denominated in USD	652,235	656,881

Total cash and cash equivalents balances held at the Hong Kong S.A.R. financial institution	675,785	711,961

Financial institutions in the United States
—Denominated in USD	585,393,093	391,116,147

Total cash and cash equivalents balances held at the United States financial institutions	585,393,093	391,116,147

Total cash and cash equivalents balances held at financial institutions	626,030,837	475,391,801

Accounts receivable are derived from advertising services. The Group assesses the creditworthiness of its advertising customers prior to delivery of services and performs ongoing credit evaluations of its customers to mitigate the credit risk.

Third-party payment platforms accounting for 10% or more of receivable from third-party payment platforms are as follows:

	As of December 31, 2020		As of March 31, 2021
	RMB	%	RMB	%
Payment platform A	13,797,461	81%	26,103,685	74%
Payment platform B	*	*	5,769,438	16%

*	The amount was less than 10% of total receivable from third-party payment platforms.

2. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Accounts receivable	11,800,146	17,337,748
Allowance for doubtful accounts	—	—

Accounts receivable, net	11,800,146	17,337,748

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Receivable from third-party payment platforms	17,114,861	35,376,841
Deductible input VAT	10,511,166	20,084,026
Prepaid advertising expenses	10,307,764	7,164,885
Deferred payment platforms commission fee (i)	4,800,194	5,657,147
Deferred IPO costs (ii)	3,867,994	7,434,253
Advances to third parties	3,300,000	—
Others (iii)	3,572,079	3,357,903

Prepayments and Other Current Assets	53,474,058	79,075,055

(i)	Third-party payment platforms commission fee recognized in cost of revenues for the three months ended March 31, 2020 and 2021 was RMB9.8 million and RMB19.6 million, respectively.
(ii)

Direct costs incurred by the Company attributable to its initial public offering (“IPO”) of ordinary shares in the United States have been deferred and recorded as deferred IPO costs and will be offset against the gross proceeds received from such offering.

(iii)	Others mainly include rental deposits and prepayments for rental and other service fees.

4. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Deposits for long-term lease	5,205,520	5,327,932
Prepayments for purchase of equipment	43,999	—

Other Non-current Assets	5,249,519	5,327,932

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Advertising expenses payable	202,810,768	419,733,100
Accrued payroll and welfare	46,720,479	59,580,663
Technology service expenses payable	15,759,725	30,218,336
Accrued IPO costs	3,528,371	6,052,898
Non-income taxes payable	3,241,337	3,248,450
Other payables	12,032,499	13,681,533

Accrued Expenses and Other Current Liabilities	284,093,179	532,514,980

6. MEZZANINE EQUITY

Series Angel, Series A, Series A-1, Series B, Series C, Series D-1 and Series D-2 redeemable convertible preferred shares (collectively “Redeemable Convertible Preferred Shares”)

The Company’s Redeemable Convertible Preferred Shares activities consist of the following:

	Series Angel Preferred Shares	Series A Preferred Shares	Series A-1 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D-1 Preferred Shares		Series D-2 Preferred Shares	Total
	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Carrying amount	Subscription receivable	Carrying amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	2,638,463	12,405,752	35,848,975	206,458,578	433,464,315	110,246,255	(978,735)	822,630,791	1,622,714,394
Accretion of redeemable convertible preferred shares	41,488	194,308	567,983	3,363,573	7,373,986	—	—	15,524,179	27,065,517
Foreign currency translation adjustment	18,845	88,607	256,060	1,474,867	3,097,136	783,985	(6,960)	5,880,807	11,593,347

Balance as of March 31, 2021	2,698,796	12,688,667	36,673,018	211,297,018	443,935,437	111,030,240	(985,695)	844,035,777	1,661,373,258

Assuming a Qualified IPO or Approved Sale is not consummated since the fifth (5th) anniversary of May 14, 2020 and no other contingent event occurs which could result in the request of redemption by the shareholders, the aggregate amount of redemption for all Redeemable Convertible Preferred Shares in 2025 is RMB2,142.8 million.

7. ORDINARY SHARES

Upon incorporation in 2017, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share. The authorized shares of the Company were divided into 413,693,736 ordinary shares and 86,306,264 preferred shares in connection with the issuance of Series Angel, Series A, Series A-1, Series B, Series C, Series D-1 and Series D-2 Redeemable Convertible Preferred Shares as of March 31, 2021. The number of ordinary shares issued and outstanding was 65,612,156 as of December 31, 2020 and March 31, 2021.

8. SHARE-BASED COMPENSATION

The Company granted 867,825 share options with a five-year service schedule to its employees for the three months ended March 31, 2021, under which 20% of the options shall vest on each anniversary of the grant date.

In March 2021, the Company granted 840,328 share options with both service condition and performance condition to a member of management. The exercise price of these options is US$0.0001 per share. After the closing of an IPO, 12% of the options shall vest on the first anniversary of the vesting commencement date, 8% of the options shall vest on the first anniversary of the closing of IPO, and the remaining options shall vest in equal annual installments over the following four years after the first anniversary of the vesting commencement date. Since the vesting is dependent on the closing of an IPO, which is considered not probable of achievement prior to the consummation of an IPO, no compensation expense relating to these options was recorded for the three months ended March 31, 2021.

8. SHARE-BASED COMPENSATION (Continued)

The following table sets forth the share options activity for the three months ended March 31, 2021:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of December 31, 2020	13,506,965	0.2415	8.17	58,492,730
Granted	1,708,153	0.2358
Expired	(13,402)	0.4323
Forfeited	(608,505)	0.4284

Outstanding as of March 31, 2021	14,593,211	0.2329	8.11	76,611,359

Vested and expected to vest as of March 31, 2021	14,593,211	0.2329	8.11	76,611,359
Exercisable as of March 31, 2021	4,946,394	0.1845	7.11	26,206,631

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

For the Three Months Ended March 31, 2021
Risk-free rate of return (per annum)	1.72% – 1.74%
Volatility	52.02%
Expected dividend yield	0%
Exercise multiple	2.2 – 2.8
Fair value of underlying ordinary share	US$8.68
Expected term	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract term of the option.

The weighted average grant date fair value of the share options granted for the three months ended March 31, 2021 was US$8.46. The total fair value of share options vested for the three months ended March 31, 2021 was US$0.1 million.

As of March 31, 2021, RMB185.0 million of total unrecognized compensation expenses related to non-vested share options is expected to be recognized over a weighted average period of approximately 3.59 years.

8. SHARE-BASED COMPENSATION (Continued)

The compensation expenses related to the Group’s share option arrangements are recorded as components of cost of revenues, selling and marketing expenses, technology and development expenses and general and administrative expenses, as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues	892,859	1,163,549
Selling and marketing expenses	167,940	318,590
Technology and development expenses	2,567,389	4,046,392
General and administrative expenses	1,039,315	2,056,989

Share-based compensation expenses	4,667,503	7,585,520

9. INCOME TAX

The statutory income tax rate for the Group’s major operating entities is 25% for the three months periods ended March 31, 2020 and 2021. The effective income tax rate for the three months periods ended March 31, 2020 and 2021 was nil. The effective income tax rate for the three months periods ended March 31, 2020 and 2021 differs from the PRC statutory income tax rate of 25% primarily due to recognition of valuation allowances for deferred income tax assets of loss-making entities.

10. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Numerator:
Net loss	(52,781,097)	(382,510,548)
Accretion of Redeemable Convertible Preferred Shares	(12,371,794)	(27,065,517)

Numerator for basic and diluted net loss per share calculation	(65,152,891)	(409,576,065)

Denominator:
Weighted average number of ordinary shares	66,842,764	65,612,156

Denominator for basic and diluted net loss per share calculation	66,842,764	65,612,156

Net loss per ordinary share
—Basic and diluted	(0.97)	(6.24)

10. NET LOSS PER SHARE (Continued)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of March 31,
	2020	2021
Stock options	14,452,310	14,593,211
Preferred shares	57,668,041	86,306,264

11. RELATED PARTY TRANSACTIONS

The amount due to a related party is summarized as follows:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Amount due to a related party	978,735	985,695

On May 14, 2020, the Company repurchased 4,043,262 ordinary shares from Soulgate Holding Limited, J&M Capital Limited, Mingjun Capital Limited and Ventek Limited at total consideration of US$15,000,000 (equivalent to RMB106,422,000). The balances of amount due to a related party as of December 31, 2020 and March 31, 2021 represent the remaining repurchase consideration payable to the ordinary shareholder Ventek Limited.

12. REVENUE INFORMATION

Revenues consisted of the following:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Value-added services	66,211,060	225,037,958
Advertising services	—	13,040,380
Others	—	167,973

Total net revenues	66,211,060	238,246,311

The Group does not disclose the revenue information by geographical region because country information of its users is not available or not verified by the Group.

The balance of deferred revenue as of January 1, 2020 and 2021 was RMB12,319,116 and RMB34,516,140, respectively. During the three months ended March 31, 2020 and 2021, the Group recognized revenue in the amount of RMB7,809,354 and RMB18,337,442, which was included in the deferred revenue balance at the beginning of the period, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB585,325 and RMB4,889,570 for the three months ended March 31, 2020 and 2021, respectively.

13. COMMITMENTS AND CONTINGENCIES (Continued)

As of March 31, 2021, future minimum lease commitments under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
Nine months ended December 31, 2021	14,859,497
2022	17,247,085
2023	1,614,700

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2021.

14. CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	66,842,764	46,020	—	(30,301,104)	(597,578,276)	(627,833,360)
Net loss	—	—	—	—	(52,781,097)	(52,781,097)
Share-based compensation	—	—	4,667,503	—	—	4,667,503
Accretion of Redeemable Convertible Preferred Shares	—	—	(4,667,503)	—	(7,704,291)	(12,371,794)
Unrealized gains on short-term investments, net of nil income taxes	—	—	—	150,754	—	150,754
Reclassification adjustment for gains on short-term investments realized in net income, net of nil income taxes	—	—	—	(179,932)	—	(179,932)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(11,026,924)	—	(11,026,924)

Balance as of March 31, 2020	66,842,764	46,020	—	(41,357,206)	(658,063,664)	(699,374,850)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	65,612,156	45,147	—	36,233,248	(1,277,269,342)	(1,240,990,947)
Net loss	—	—	—	—	(382,510,548)	(382,510,548)
Share-based compensation	—	—	7,585,520	—	—	7,585,520
Accretion of Redeemable Convertible Preferred Shares	—	—	(7,585,520)	—	(19,479,997)	(27,065,517)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(10,006,246)	—	(10,006,246)

Balance as of March 31, 2021	65,612,156	45,147	—	26,227,002	(1,679,259,887)	(1,652,987,738)

Balance as of March 31, 2021- US$ (Note 1(b))		6,891	—	4,003,022	(256,305,120)	(252,295,207)

15. SUBSEQUENT EVENT

Management has considered subsequent events through May 10, 2021, which was the date the unaudited condensed consolidated financial statements were issued.

On May 10, 2021, Image Frame Investment (HK) Limited, the Series D preferred shareholder, purchased 47,169,068 shares (“Transferred Shares”), including 13,634,698 ordinary shares, 3,523,638 Series Angel Preferred Shares, 8,760,904 Series A Preferred Shares, 7,815,252 Series A-1 Preferred Shares, 11,806,870 Series B Preferred Shares and 1,627,706 Series C Preferred Shares, from the respective shareholders of the Company. The Company did not receive any proceeds from the share transfer transaction.

On May 10, 2021, upon the closing of the share transfer transaction, the Company’s share capital was adjusted to reflect the following: (i) conversion and re-designation of all of its currently issued and outstanding Redeemable Convertible Preferred Shares into ordinary shares on a 1:1 basis; (ii) re-designation and re-classification of 35,814,050 of its issued and outstanding ordinary shares beneficially owned by the Founder into Class B Ordinary Shares (the “Class B Ordinary Shares”) on a 1:1 basis, and all its other issued and outstanding ordinary shares into Class A Ordinary Shares (the “Class A Ordinary Shares”) on a 1:1 basis. Each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to five votes. Except for the voting rights and conversion rights, there is no other difference between Class A Ordinary Share and Class B Ordinary Share.

Pursuant to the share transfer agreement, if the Company fails to complete the IPO within a period of time as defined in the share transfer agreement, all outstanding shares other than the Transferred Shares shall be automatically re-designated and re-classified as the same amount and class of shares held by the shareholders immediately before the share transfer transaction, and the Transferred Shares shall be automatically re-designated and re-classified as Series D-3 Preferred Shares. Except for the issuance price, the terms of the Series D-3 Preferred Shares including redemption rights, conversion rights, voting rights, dividend rights and liquidation rights are the same as the terms of Series D-1 and Series D-2 Preferred Shares.

By execution of the share transfer agreement, the Series D preferred shareholder agreed to fully waive and terminate its right to exercise the call options granted by the Company and all other shareholders of the Company upon the issuance of the Series D Preferred Shares.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association that will remain effective after the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Soulgate Holding Limited	May 14, 2020	2,812,654	US$	281.27

Series B preferred shares
Genesis Capital I LP	April 16, 2018	7,585,423	US$	12,000,000.00
Apoletto Asia Ltd	April 16, 2018	3,792,712	US$	6,000,000.00
Morningside China TMT Fund IV, L.P.	April 16, 2018	3,447,920	US$	5,454,545.00
Morningside China TMT Fund IV Co-Investment, L.P.	April 16, 2018	344,792	US$	545,455.00
Lighthouse Capital International Inc.	April 16, 2018	632,119	US$	1,000,000.00
MFUND, L.P.	April 16, 2018	632,119	US$	1,000,000.00

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration

Series C preferred shares
Genesis Capital I LP	December 7, 2018	6,975,880	US$	30,000,000.00
Morningside China TMT Fund IV, L.P.	December 7, 2018	1,056,952	US$	4,545,455.00
Morningside China TMT Fund IV Co-Investment, L.P.	December 7, 2018	105,695	US$	454,545.00
GGV Capital VI L.P.	December 7, 2018	4,458,414	US$	19,173,554.00
GGV Capital VI Entrepreneurs Fund L.P.	December 7, 2018	192,173	US$	826,446.00
Lighthouse Capital International Inc.	December 7, 2018	465,059	US$	2,000,000.00

Series D-1 preferred shares
Image Frame Investment (HK) Limited	May 14, 2020	4,043,262	US$	15,000,000.00

Series D-2 preferred shares
Image Frame Investment (HK) Limited	May 14, 2020	24,594,961	US$	120,000,000.00

Options
Certain employees and consultant	Various dates	9,593,211 outstanding options		Past and future services provided by these individuals to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(2)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(3)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Soulgate Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant, effective currently and after the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated May 14, 2020

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Shihui Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	2017 Share Incentive Plan

10.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	Form of Employment Agreement between the Registrant and its executive officers

10.4	English translation of the executed form of the Power of Attorney granted by the shareholders of our VIE, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.5	English translation of the Equity Interest Pledge Agreement among our WFOE, our VIE and shareholders of our VIE dated May 8, 2020

10.6	English translation of the Exclusive Business Cooperation Agreement between our WFOE and our VIE dated May 8, 2020

10.7	English translation of the Exclusive Call Option Agreement among our WFOE, our VIE and shareholders of our VIE dated March dated May 8, 2020

10.8	English translation of the Spousal Consent Letter granted by the spouse of Ms. Lu Zhang as currently in effect

10.9	English translation of the Loan Agreement between our WFOE and Ms. Lu Zhang dated May 8, 2020

21.1	Principal Subsidiaries and VIE of the Registrant

23.1	Consent of KPMG Huazhen LLP

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Consent of Shihui Partners (included in Exhibit 99.2)

23.4	Consent of Lili Xu

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Shihui Partners regarding certain PRC law matters

99.3	Consent of iResearch

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on May 10, 2021.

Soulgate Inc.

By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Lu Zhang and Rui Shirley Xue as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on May 10, 2021.

Signature	Title

/s/ Lu Zhang Lu Zhang	Director and Chief Executive Officer (Principal Executive Officer)

/s/ Ming Tao Ming Tao	Director

/s/ Rui Shirley Xue Rui Shirley Xue	Director and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Yu Wu Yu Wu	Director

/s/ Ye Yuan Ye Yuan	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Soulgate Inc. has signed this registration statement or amendment thereto in New York, New York on May 10, 2021.

Authorized U.S. Representative
Cogency Global Inc.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President